Exhibit 99.1

1Q 21 Management discussion & analysis and complete financial statements First quarter of 2021

Contents Management discussion & analysis Page 03 Executive Summary 03 Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Cost of Credit 13 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region—Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Comparison between BRGAAP and IFRS 33 Glossary 35 Independent Auditor’s Report 37 Complete financial statements Page 39

1Q 21 Management discussion & analysis First quarter of 2021

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ millions (except where indicated), end of period	1Q21	4Q20	1Q20
Results	Recurring Managerial Result	6,398	5,388	3,912
	Operating Revenues [1]	30,029	29,180	29,206
	Managerial Financial Margin [2]	18,634	17,587	17,805
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	18.5%	16.1%	12.8%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	18.7%	17.8%	13.0%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.2%	1.0%	0.8%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.3%	2.3%	3.1%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.7%	2.7%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.5%	1.3%	2.0%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	298%	320%	239%
	Efficiency Ratio (IE) [6]	44.6%	49.4%	44.4%
Shares	Recurring Managerial Result per Share (R$) [7]	0.65	0.55	0.40
	Net Income per Share (R$) [7]	0.55	0.78	0.35
	Number of Outstanding Shares at the end of the period - in millions	9,780	9,762	9,762
	Book Value per Share (R$)	14.35	13.99	12.66
	Dividends and Interest on Own Capital net of Taxes [8]	1,284	1,814	850
	Market Capitalization [9]	273,928	310,641	227,754
	Market Capitalization [9] (US$ million)	48,080	59,777	43,810
Balance Sheet	Total Assets	2,124,817	2,112,586	1,982,498
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	906,354	869,532	788,320
	Deposits + Debentures + Securities + Borrowings and Onlending [10]	1,089,020	1,068,926	900,178
	Loan Portfolio/Funding [10]	67.8%	66.5%	71.1%
	Stockholders' Equity	140,369	136,593	123,624
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.5%	14.5%	13.3%
	Tier I Capital - BIS III	13.0%	13.2%	12.0%
	Common Equity Tier I - BIS III	11.3%	11.5%	10.3%
	Liquidity Coverage Ratio (LCR)	191.0%	194.6%	165.5%
	Net Stable Funding Ratio (NSFR)	125.0%	126.0%	116.8%
Other	Portfolio Managed and Investment Funds	1,444,898	1,423,641	1,302,887
	Total Number of Employees	97,097	96,540	95,288
	Brazil	84,415	83,919	82,107
	Abroad	12,682	12,621	13,181
	Branches and CSBs - Client Service Branches	4,334	4,336	4,500
	ATM - Automated Teller Machines [11]	45,319	45,556	45,701

Note: (1) Operating Revenues represent the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends not yet approved at Shareholders' or Board Meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides adjustments for extraordinary items, we apply managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the net income. Among the managerial adjustments made, we highlight the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The devaluation of the Brazilian Real against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material in this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Accounting and Managerial Financial Statements Reconciliation | 1st quarter of 2021

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**28,463**	**20**	**2,394**	**(847)**	**30,029**
Managerial Financial Margin	16,090	(1)	2,394	151	18,634
Financial Margin with Clients	16,022	(1)	-	151	16,173
Financial Margin with the Market	67	-	2,394	-	2,461
Commissions and Fees	9,959	6	-	(399)	9,566
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,186	-	-	644	1,829
Other Operating Income	578	-	-	(578)	-
Equity in Earnings of Affiliates and Other Investments	498	-	-	(498)	-
Non-operating Income	153	14	-	(167)	-
Cost of Credit	**(2,397)**	**-**	**-**	**(1,714)**	**(4,111)**
Provision for Loan Losses	(3,144)	-	-	(1,291)	(4,435)
Impairment	-	-	-	48	48
Discounts Granted	-	-	-	(409)	(409)
Recovery of Loans Written Off as Losses	748	-	-	(62)	686
Retained Claims	**(356)**	**-**	**-**	**-**	**(356)**
Other Operating Expenses	**(17,641)**	**1,691**	**(266)**	**1,986**	**(14,229)**
Non-interest Expenses	(16,153)	1,691	-	2,016	(12,446)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,483)	-	(266)	(30)	(1,779)
Insurance Selling Expenses	(4)	-	-	-	(4)
Income before Tax and Profit Sharing	**8,069**	**1,711**	**2,128**	**(575)**	**11,333**
Income Tax and Social Contribution	**(2,159)**	**(629)**	**(2,128)**	**527**	**(4,389)**
Profit Sharing Management Members - Statutory	**(49)**	**-**	**-**	**49**	**-**
Minority Interests	**(448)**	**(98)**	**-**	**-**	**(546)**
Net Income	**5,414**	**984**	**-**	**-**	**6,398**

Extraordinary Items Net of Tax Effects

In R$ million	1Q21	4Q20	1Q20
Net Income	**5,414**	**7,592**	**3,401**
(-) Extraordinary Items	**(984)**	**2,204**	**(510)**
Gain on the partial sale of XP Inc. shares	-	3,193	-
Provision for restructuring	(747)	-	-
Mark to market of collateralized securities	-	(379)	(307)
Goodwill amortization	(187)	(179)	(186)
Provision for readjsutment of structure (1)	-	(220)	-
Liability Adequacy Test	-	10	-
Impairment, mainly related to technology	-	(92)	-
Other	(50)	(128)	(18)
Recurring Managerial Result	**6,398**	**5,388**	**3,912**

(1) Mainly closing branches, returning administrative buildings, among others.

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis Executive Summary 1st quarter of 2021 Income Statement In R$ million 1Q21 4Q20 D’ 1Q20 D’ Oper ating Revenues 30,029 29,180 2. 9% 29,206 2. 8% Managerial Financial Margin 18,634 17,587 6.0% 17,805 4.7% Financial Margin with Clients 16,173 16,020 1.0% 17,045 -5.1% Financial Margin with the Market 2,461 1,567 57.1% 760 223.8% Commissions and Fees 9,566 9,855 -2.9% 9,514 0.5% Revenues from Insurance 1 1,829 1,738 5.2% 1,887 -3.0% Cost of Cr edit (4,111) (6,033)—31 . 9% (10,087)—59. 2% Provision for Loan Losses (4,435) (5,641) -21.4% (10,398) -57.3% Impairment 48 (832) -105.7% (89) -154.0% Discounts Granted (409) (445) -8.1% (266) 53.8% Recovery of Loans Written Off as Losses 686 885 -22.5% 666 3.0% Retained Claims (356) (340) 4 . 7% (329) 8. 1% Other Oper ating Expenses (14,229) (15,203)—6. 4% (13,752) 3 . 5% Non-interest Expenses (12,446) (13,322) -6.6% (12,056) 3.2% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,779) (1,875) -5.1% (1,691) 5.2% Insurance Selling Expenses (4) (6) -27.8% (5) -6.1% Income befor e Tax and Minor ity Inter ests 11,333 7,604 49. 1% 5,038 124 . 9% Income Tax and Social Contr ibution (4,389) (2,758) 59. 1% (975) 349. 9% Minor ity Inter ests in Subsidiar ies (546) 543—200 . 7% (151) 261 . 3% Recur r ing Manager ial Result 6,398 5,388 18. 7% 3,912 63 . 6% (1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Credit Portfolio including Financial Guarantees Provided and Corporate Securities In R$ billion, end of period 1Q21 4Q20 D’ 1Q20 D’ Individuals 261 . 3 255. 6 2. 2% 238. 1 9. 8% Credit Card Loans 82.8 86.3 -4.0% 83.8 -1.3% Personal Loans 35.6 35.1 1.6% 37.4 -4.6% Payroll Loans 1 56.1 55.3 1.4% 50.3 11.5% Vehicle Loans 24.4 23.3 4.5% 19.4 25.6% Mortgage Loans 62.4 55.7 12.1% 47.2 32.4% V er y Small, Small and Middle Mar ket Loans 2 128. 3 127 . 6 0 . 6% 104 . 5 22. 7% Individuals + V er y Small, Small and Middle Mar ket Loans 389. 6 383 . 2 1 . 7% 342. 6 13 . 7% Cor por ate Loans 279. 0 269. 0 3 . 7% 250 . 2 11 . 5% Credit Operations 185.6 179.0 3.7% 171.9 8.0% Corporate Securities 3 93.4 90.0 3.7% 78.3 19.3% Total for Br azil with Financial Guar antees Pr ovided and 668. 6 652. 2 2. 5% 592. 8 12. 8% Cor por ate Secur ities Latin Amer ica 237 . 8 217 . 3 9. 4% 195. 6 21 . 6% Argentina 10.4 8.6 21.3% 10.7 -3.1% Chile 165.2 150.8 9.6% 131.8 25.3% Colombia 35.0 33.5 4.6% 29.8 17.4% Paraguay 11.5 9.7 18.6% 9.3 22.9% Panama 1.8 1.6 12.6% 1.7 8.4% Uruguay 13.9 13.2 5.3% 12.2 14.4% Total with Financial Guar antees Pr ovided and 906. 4 869. 5 4 . 2% 788. 3 15. 0% Cor por ate Secur ities Total with Financial Guar antees Pr ovided and Cor por ate 906. 4 892. 2 1 . 6% 842. 0 7 . 6% Secur ities (ex—for eign exchange r ate var iation) 4 (1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24. Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis
Executive Summary

Itaú

Performance analysis for the first quarter of 2021

Management commentary

The recurring managerial result reached R$6.4 billion in the first quarter of 2021, a 18.7% increase from the previous quarter. Recurring managerial return on equity was 18.5%.
The use of digital channels has continues to make significant headway. In March 2021, 52% of new current accounts were opened through digital channels, up 64% year-on-year. Additionally, 54% of products purchased by individuals were made digitally, up 70% from March 2020. The increase in the use of digital channels was accompanied by an increase in the satisfaction index score of the Super App (mobile channel for individual customers), reaching net promoter score (NPS) of 78 points in March 2021, a year-on-year increase of two points.

With the aim of meeting our clients' demand, we continued to increase our loan portfolio, which was up 2.5% in Brazil and up 4.2% on a consolidated basis. Mortgage loans grew by 12.1% in the quarter, with record production over the months. This strong growth impacted the NPS of the operation that closed the quarter at 30 points. Also noteworthy are increases in vehicle financing and corporate loans, up 4.5% and 3.7%, respectively. In the case of vehicle operations, customer satisfaction remains at a high level, with NPS closing the quarter at 68 points. Following a significant increase in the previous quarter driven by typical seasonality of the period, the credit card loan portfolio decreased. The increase in the volume of credit made a positive contribution to our higher financial margin with clients, up 1.0% to R$16.2 billion, despite the lower number of calendar and working days in the period. The cost of credit has decreased again, reaching R$4.1 billion. Margin with the market reached R$2.5 billion as a result of higher gains from the trading book, treasury of Latin American units and the external hedging strategy. The commissions and fees were down due to the impact of: (i) lower economic activity related to revenue from cards (as both issuer and acquirer); and (ii) lower revenue from asset management fees. Non-interest expenses fell during the quarter, driven by lower personnel expenses, which were seasonally lower in the first quarter, as well as by lower expenses for third-party services and reduced variable costs in view of the economic downturn. It is worth noting that expenses fell despite increasing business and technology investments, and this reduction is driven by our strategic costs management.

Recurring managerial result was up 63.6% year-on-year. Despite the positive effect of the loan portfolio increase, financial margin with clients was down 5.1%. This reduction was driven by the change in the mix of credit products, with decreased use of revolving credit and greater use of secured credit products, narrower spreads on credit products, and the impact of lower interest rates on our working capital and liability margin. However, the reduction in financial margin with clients was more than offset by higher financial margin with the market and the lower cost of credit. Both shifts were driven by the unexpected volatility of the macroeconomic scenario that characterized the first quarter of 2020. Another highlight was the 0.8% decrease in non-interest expenses in Brazil. Increased expenses in the consolidated are driven by foreign exchange variations on the Latin American operations.

main figures

recurring managerial result
R$6.4 bn 1Q21 — **+18.7%** 1Q21 x 4Q20

credit portfolio
R$906.4 bn 1Q21 — **+4.2%** 1Q21 x 4Q20

financial margin with clients
R$16.2 bn 1Q21 — **+1.0%** 1Q21 x 4Q20

financial margin with the market
R$2.5 bn 1Q21 — **+57.1%** 1Q21 x 4Q20

cost of credit
R$4.1 bn 1Q21 — **-31.9%** 1Q21 x 4Q20

fees and insurance
R$11.0 bn 1Q21 — **-1.9%** 1Q21 x 4Q20

non-interest expenses
R$12.4 bn 1Q21 — **-6.6%** 1Q21 x 4Q20


12.8%
13.5%
15.7%
16.1%
18.5%
3,912
4,205
5,030
5,388
6,398
1Q20
2Q20
3Q20
4Q20
1Q21
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Recurring Managerial Return on Average Equity
18.5%

Itaú Unibanco Holding S.A.
08

Management Discussion & Analysis | Executive Summary

Itaú

Customer support during the crisis

Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia.

Loan portfolio reprofiling for individuals, very small and small companies

Balances at March 31, 2021

Portfolio

R$46.0 billion
9.5% decrease compared to December 2020

Portfolio risk profile

non-overdue portfolio


81.2%

March 31st, 2021

performing	78.3%
within grace period	3.0%
overdue between 15-90 days	8.6%
Overdue over 90 days	10.2%

Solutions offered to customers

- ✓ Grace periods of up to **120 days** for individuals and **180 days** for small and medium companies
- ✓ Extended loan terms of up to **6 years** for individuals and **5 years** for small and medium companies
- ✓ New interest rate conditions

2021 Forecast

The ranges of our 2021 forecast remain unchanged

	Consolidated 2021 Guidance	Brazil[1] 2021 Guidance
Total credit portfolio[2]	Growing **5.5%** to **9.5%**	Growing **8.5%** to **12.5%**
Financial margin with clients	Growing **2.5%** to **6.5%**	Growing **3.0%** to **7.0%**
Financial margin with the market	Range from **R$4.9 bn** to **R$6.4 bn**	Range from **R$3.3 bn** to **R$4.8 bn**
Cost of credit[3]	Range from **R$21.3 bn** to **R$24.3 bn**	Range from **R$19.0 bn** to **R$22.0 bn**
Commissions and fees and results from insurance operations[4,5]	Growing **2.5%** to **6.5%**	Growing **2.5%** to **6.5%**
Non-Interest expenses	Range from **-2.0%** to **2.0%**	Range from **-2.0%** to **2.0%**
Effective tax rate	Range from **34.5%** to **36.5%**	Range from **34.0%** to **36.0%**

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (5) The 2021 forecast does not consider the equity result for XP Inc. starting in February 2021.

Itaú Unibanco Holding S.A. 9

Management Discussion & Analysis Executive Summary Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients was up 1.0% in the quarter, driven by the higher average credit volume. This positive effect was partially offset by the lower number of calendar days in the first quarter and the ongoing change in the mix of credit products, with a higher proportion of secured installment credit.
- The 57.1% increase in financial margin with the market in the quarter was driven by higher gains from: (i) the trading book; (ii) treasury of Latin American units and (iii) external hedging strategy.

In R$ million	1Q21	4Q20	Δ	1Q20	Δ
Financial Margin with Clients	16,173	16,020	1.0%	17,045	-5.1%
Financial Margin with the Market	2,461	1,567	57.1%	760	223.8%
Total	18,634	17,587	6.0%	17,805	4.7%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


0.2%
16.0
(0.9)
15.1
(0.1)
(0.05)
0.4
(0.2)
(0.05)
15.1
1.1
16.2
1
2
3
4
1
4Q20
Working Capital(1) and other 4Q20
Spread-Sensitive Operations 4Q20
Product Mix
Asset spreads
Average Asset Portfolio
Lower number of calendar days
Latin America and other(2)
Spread-Sensitive Operations 1Q21
Working Capital(1) and other 1Q21
1Q21

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin, liability financial margin and structured operations from the wholesale segment.

1. **Working capital and other (+ R$0.1 billion):** the positive impact of the higher average balance as a consequence of the net income for the period.
2. **Product mix (- R$0.1 billion):** higher use of secured installment credit (vehicles, mortgage and payroll loans), in addition to the impact of the higher average balance of government-backed credit lines for very small, small and middle-market companies.
3. **Asset spreads (- R$0.05 billion):** mainly due to the narrower spreads on credit products for individuals.
4. **Average asset portfolio (+ R$0.4 billion):** increase in loans for both individuals and companies, including the effects of the higher average balance of government-backed credit lines.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	1Q21			4Q20		
	Average Balance (1)	Financial Margin	Average Rate (p.a.)	Average Balance (1)	Financial Margin	Average Rate (p.a.)
Financial Margin with Clients	924,117	16,173	7.3%	883,859	16,020	7.3%
Spread-Sensitive Operations	810,358	15,100	7.7%	776,490	15,072	7.9%
Working Capital and Other	113,759	1,073	3.8%	107,369	948	3.5%
Cost of Credit		(4,111)			(6,033)	
Risk-Adjusted Financial Margin with Clients	924,117	12,062	5.4%	883,859	9,986	4.5%

(1) Average daily balance.


Consolidated
10.0%
10.0%
10.0%
9.2%
8.4%
7.5%
7.3%
7.3%
7.5%
7.4%
6.7%
3.7%
4.3%
4.4%
4.5%
5.4%
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
Brazil
12.2%
12.2%
11.9%
11.1%
10.2%
9.0%
8.6%
8.5%
9.2%
9.0%
8.4%
4.1%
5.2%
5.4%
6.2%
6.2%
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis
Income Statement Analysis
Itaú

Cost of Credit

Highlights

- The decrease in the cost of credit during the quarter was driven by the lower provision for loan losses in Latin America and in the Retail business segment in Brazil. Additionally, impairment charges on corporate securities in the Wholesale business segment were down during this quarter.
- Compared to the first quarter of 2020, the decrease in the cost of credit was due to the requirement to make provision in March 2020, due to changes in the macroeconomic scenario and in the financial prospects of individuals and companies due to the pandemic, as captured by our expected loss provisioning model.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Provision for Loan Losses	(4,435)	(5,641)	-21.4%	(10,398)	-57.3%
Recovery of Loans Written Off as Losses	686	885	-22.5%	666	3.0%
Result from Loan Losses	**(3,750)**	**(4,756)**	**-21.2%**	**(9,732)**	**-61.5%**
Impairment	48	(832)	-105.7%	(89)	-154.0%
Discounts Granted	(409)	(445)	-8.1%	(266)	53.8%
Cost of Credit	**(4,111)**	**(6,033)**	**-31.9%**	**(10,087)**	**-59.2%**

The cost of credit decreased by R$1,922 million compared to the previous quarter. This reduction is driven by the lower provision for loan losses in Latin America and in the Retail business segment in Brazil, due to the lower provisioning requirement for expected losses. In addition, impairment charges on corporate securities decreased by R$880 million due to the reversal of the balance of one client, whose debt was restructured, and the impairment of another client during the previous quarter within the Wholesale business in Brazil.

The cost of credit decreased by R$5,976 million compared to the first quarter of 2020. This variation is driven by the changes in the macroeconomic scenario and the financial prospects of individuals and companies occurred in March 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses during the period.

Cost of Credit


R$ millions
5.3%
3.9%
3.0%
2.8%
1.9%
10,087
266
89
9,732
7,770
750
196
6,823
6,319
617
346
5,356
6,033
445
832
4,756
4,111
409
3,750
-48
1Q20
2Q20
3Q20
4Q20
1Q21
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
6.8
4.7
3.8
3.2
2.4
10,398
808
2,441
7,149
7,561
795
1,845
4,922
6,337
1,076
99
5,162
5,641
2,335
4,645
-1,339
4,435
522
4,219
-306
1Q20
2Q20
3Q20
4Q20
1Q21
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Decreases in the provisions for loan losses occurred in Latin America and in the Retail business segment in Brazil, due to the lower requirements for provisions during the quarter. In the Wholesale business segment in Brazil, the reversal during the previous quarter of the provision for a specific client which was subject to impairment during that quarter, led to a lower reversal of provisions during the first quarter of 2021. Also in Wholesale business segment, there were risk rating upgrades for other clients.

Recovery of Loans Written off as Losses


R$ millions
666
738
981
885
686
1Q20
2Q20
3Q20
4Q20
1Q21

The reduction compared to the previous quarter was due to the typical seasonality effects during the first quarter. In the same quarter, the sales of portfolios that had already been written off as losses in the amount of R$196 million, generated a positive impact of R$24 million on the recovery of loans written off as losses and of R$13 million in the recurring managerial result.

Itaú Unibanco Holding S.A.
13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level


Brazil[1]
Consolidated
Total Allowance for Loan Losses (R$ million)
38,336 38,582 36,672 47,083 52,158 51,244
Loan Portfolio by Risk Level
46.5% 49.4% 51.5% 47.0% 47.9% 49.4%
32.9% 32.0% 30.4% 28.1% 27.8% 26.6%
5.7% 6.1% 5.9% 10.2% 10.0% 9.6%
6.1% 5.1% 5.0% 6.0% 6.2% 6.4%
8.8% 7.4% 7.1% 8.8% 8.1% 8.0%
Mar-20 Dec-20 Mar-21 Mar-20 Dec-20 Mar-21
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of March 2020, the allowance for loan losses and for financial guarantees provided were up 8.8%, mainly driven by the allowances for potential losses related to the macroeconomic scenario, which reflect our expectations of future losses. These changes are captured in our expected loss provisioning model.

R$ millions


47,083 49,267 51,140 52,158 51,244
14,521 16,349 18,004 17,742 17,714
843 981 932 754 802
31,719 31,937 32,204 33,662 32,728
Mar-20 Jun-20 Sep-20 Dec-20 Mar-21
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans subject to a 100% provision and loans not subject to a 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided.

R$ millions

Allocation of the Total Allowance by Type of Risk - Consolidated


Mar-21 10,563 10,911 29,770 51,244
Dec-20 10,618 11,363 30,176 52,158
Mar-20 12,978 11,471 22,634 47,083
Overdue operations
12,978 10,618 10,563
1,915 1,591 1,887
790 743 520
10,272 8,285 8,156
Mar-20 Dec-20 Mar-21
Provision < 100%
650 206 35% 2,803
Fully Provisioned
1,238 315 65% 5,352
Aggravated risk rating
11,471 11,363 10,911
1,611 1,880 2,053
3,588 2,857 2,651
6,273 6,626 6,207
Mar-20 Dec-20 Mar-21
Renegotiations
1,423 2,588 87% 5,465
Overdue
630 13% 742 63
Potential Loss
22,634 30,176 29,770
5,222 10,104 10,632
5,962 4,745 3,260
11,450 15,326 15,878
Mar-20 Dec-20 Mar-21
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
14

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Quality

Highlights

- The NPL 90 days overdue ratio (NPL 90) remained stable compared the previous quarter. The decline in the individuals segment in Brazil, which reached the lowest level since the merger between Itaú and Unibanco, was offset by increases in Latin America and in the very small, small and middle-market companies segment in Brazil, the latter due to the ends of grace periods of loans reprofiled in previous periods.
- The NPL 15 to 90 days overdue ratio (NPL 15-90) increased during the quarter, mainly impacted by the typical seasonality of individuals segment in Brazil during the period.

Nonperforming Loans


R$ billions
19.7
16.1
17.5
14.7
15.1
12.7
16.3
13.7
17.2
13.9
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** the 5.5% increase compared to the previous quarter occurred mainly in Latin America and was driven by a specific client in Chile and by the foreign exchange variations during the period.

NPL Ratio (%) | over 90 days


3.5
3.2
2.6
2.7
2.7
3.1
2.7
2.2
2.3
2.3
5.1
5.0
4.3
4.2
3.9
2.3
2.0
1.4
1.7
2.5
2.0
1.4
1.2
1.3
1.5
1.1
0.7
0.5
0.4
0.4
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Total
Individuals
Very Small, Small and Middle Market Companies
Brazil¹
Corporate
Latin America²

Both the total ratio of NPL 90 days and that for Brazil remained stable compared to the previous quarter. In Brazil, this ratio increased for very small, small and middle-market companies, mainly driven by the ends of the grace periods of loans reprofiled in previous periods. This growth was offset by the reduction in credit card payments overdue in the individuals segment, with the NPL ratio reaching its lowest level since the merger between Itaú and Unibanco. The ratio for the corporate segment remained stable compared to the previous quarter, remaining at its lowest level since 2012. The increase in Latin America was mainly driven by a specific client in Chile.

NPL Ratio (%) | 15 to 90 days


2.6
2.4
1.7
1.7
2.0
1.9
1.8
1.8
2.0
2.0
3.5
2.4
3.0
2.4
2.8
3.0
1.9
1.7
1.9
2.0
1.9
1.0
1.1
1.8
1.6
0.7
0.9
0.7
0.6
0.5
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

The total ratio of NPL 15-90 days for both Brazil and Latin America increased compared to the previous quarter. In Brazil, the increase in the ratio for the individuals segment was mainly due to the typical seasonality effects during the first quarter, when family expenses are most concentrated, and due to the effects of the COVID-19 pandemic. This ratio decreased for very small, small and middle-market companies, driven by the rollover of clients with loans reprofiled in previous periods to NPL 90, reflecting the ends of the grace periods on these loans. The ratio for the corporate segment decreased compared to the previous quarter, reaching its lowest level since the fourth quarter of 2013. In both segments, the number of new clients with loans overdue between 15 and 90 days was lower than the number with loans that migrated to NPL 90-day portfolios. In Latin America, the increase in NPL 15-90 ratio was mainly driven by the individuals segment in Chile and the individuals and companies segments in Colombia.

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis Income Statement Analysis Coverage Ratio | 90 days 339% 320% 298% 281% 239% 106% 112% 111% 102% 100% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Total Total (Expanded) 1013% 952% 920% 835% 638% 470% 519% 341% 443% 315% 269% 282% 264% 247% 238% 253% 236% 230% 193% 212% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Total—Brazil¹ Latin America ex-Brazil Retail Banking—Brazil Wholesale Banking—Brazil The 2,200 basis point decrease in the total coverage ratio was driven by an increase in non-performing loans overdue past 90 days, driven by the ends of the grace periods of loans reprofiled in previous periods. However, the provision recognized due to the change in the macroeconomic scenario during the second half of March, as captured by our expected loss provisioning model, maintains an adequate level of the coverage ratio, considering the increase in the nonperforming loans over 90 days overdue. ¹ Includes units abroad ex-Latin America. Loan Portfolio Write-Off ‘ ‘ R$ millions 4,919 5,436 5,261 5,167 4,467 0.8% 0.8% 0.8% 0.6% 0.7% 1Q20 2Q20 3Q20 4Q20 1Q21 Write-Off Write-Off / Loan Portfolio (*) (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-offs increased by 15.7% compared to the previous quarter. This ratio increased for all segments, impacted by the ends of the grace periods of loans reprofiled in previous periods, and a highlight was the Wholesale business segment in Brazil, driven by some client loans written off as losses. As a result, the ratio of written-off operations to the average loan portfolio balance returned to the levels seen before the pandemic. NPL Creation over Credit Portfolio(*) 1.7% 1.7% 1.4% 1.2% 1.1% 0.8% 0.9% 0.8% 0.9% 0.5% 0.4% 0.8% 0.3% 0.6% 0.1% 0.1% 0.2% 0.1% 0.0% -0.1% 1Q20 2Q20 3Q20 4Q20 1Q21 Total Retail Banking—Brazil Wholesale Banking—Brazil Latin America ex-Brazil Compared to the previous quarter, the growth was mainly driven by the increase in non-performing loans overdue for longer than 90 days in Latin America, due to a specific client in Chile. Therefore, the ratio remains at the same level recorded before the pandemic. (*) Credit portfolio for the previous quarter without financial guarantees provided and corporate securities Renegotiated Loans Operations By overdue period measured at the time of renegotiation The 2.7% increase in renegotiated loan operations was due to R$ billions portfolios that were less than 90 days overdue at the time of Brazil renegotiation for both individuals and companies. The coverage ratio 28.9 32.6 32.4 32.0 32.7 increased during the quarter driven by the recognition of provisions in 35.7 36.3 35.9 36.9 view of the higher volume of loans overdue for over 90 days. 31.7 3.2 3.9 4.0 4.2 2.7 1.6 1.7 1.7 1.6 1.7 9.8 9.8 9.9 9.6 7.9 6.1 1.3 7.6 1.0 8.1 1.1 8.4 1.1 9.1 1.3 37.8% 33.7% 32.6% 34.8% 36.1% 11.9 12.5 11.8 10.9 11.1 21.0% 17.0% 16.2% Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 11.5% 8.9% Non-overdue Up to 30 days overdue 31-90 days overdue Over 90 days overdue Written-off as a Loss Latin America Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees were down by 2.9% in the first quarter. The growth in advisory services and brokerage revenue is offset by lower revenues in: (i) card issuance and acquiring, given the economic impact of the second wave of the COVID-19 crisis, in addition to the lower economic activity typical of the first quarter; and (ii) asset management.
- In relation to the first quarter of 2020, commissions and fees remained practically stable. The economic impact of the COVID-19 crisis led to a 4.5% reduction in revenues from credit and debit cards. In addition, we had a 7.6% reduction in current account services, caused by the exemption from fees for transferring funds from November 2020. There was also a 10.6% drop in revenues from asset management. These negative effects were partially offset by the 33.2% increase in revenue from advisory services and brokerage.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Credit and Debit Cards	**2,887**	**3,109**	**-7.1%**	**3,023**	**-4.5%**
Card Issuance	2,266	2,381	-4.8%	2,287	-0.9%
Acquiring	621	728	-14.7%	737	-15.7%
Current Account Services	**1,812**	**1,877**	**-3.5%**	**1,960**	**-7.6%**
Asset Management	**1,337**	**1,440**	**-7.2%**	**1,495**	**-10.6%**
Fund Management Fees	1,147	1,317	-12.9%	1,319	-13.1%
Consórcio Administration Fees	190	123	54.4%	176	7.9%
Advisory Services and Brokerage	**1,234**	**1,155**	**6.9%**	**927**	**33.2%**
Credit Operations and Guarantees Provided	**614**	**612**	**0.3%**	**623**	**-1.4%**
Collection Services	**481**	**499**	**-3.5%**	**462**	**4.1%**
Other	**382**	**379**	**0.7%**	**308**	**24.2%**
Latin America (ex-Brazil)	**819**	**784**	**4.5%**	**717**	**14.3%**
Commissions and Fees	**9,566**	**9,855**	**-2.9%**	**9,514**	**0.5%**
Result from Insurance Operations[1]	1,469	1,392	5.5%	1,553	-5.4%
Total	**11,035**	**11,247**	**-1.9%**	**11,067**	**-0.3%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from credit and debit card issuing activities were down 4.8% in the quarter, due to lower revenue from interchange fees driven by the lower transaction volume in the period, subject to the typical seasonality effects for the period and the economic impact of the second wave of the health crisis. Based on an annual comparison, the figure remained relatively stable, with a slight 0.9% decrease, and was related to the lower revenue from the exchange fees and annuity fees, offset by higher revenues.

Revenue from acquiring activities was down 14,7% during the quarter, driven by the lower revenue from MDR (Merchant Discount Rates), due to the lower transaction volume resulting from the typical lower economic activity during the first quarter, and to the lower revenue from the rental of machinery. Based on an annual comparison, there was an increase in the volume traded. However, the transaction volume traded by customers in the wholesale segment in the mix led to a reduction in revenues.

Card Issuance Activities

R$ millions

Transaction Volume
1Q21

R$135.6 billion
▼ - 12.7% (vs. 4Q20)
▲ + 4.7% (vs. 1Q20)

credit
▼ - 11.4% (vs. 4Q20)
▲ + 2.8% (vs. 1Q20)

debit
▼ - 16.2% (vs. 4Q20)
▲ + 10.6% (vs. 1Q20)


34.5
33.3
34.2
29.7
30.0
30.3
129,517
155,364
135,615
32,114
42,384
35,513
97,403
112,980
100,102
1Q20
4Q20
1Q21
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
1Q21

R$131.7 billion
▼ - 14.8% (vs. 4Q20)
▲ + 8.0% (vs. 1Q20)

credit
▼ - 11,8% (vs. 4Q20)
▲ + 6.5% (vs. 1Q20)

debit
▼ - 19.2% (vs. 4Q20)
▲ + 10.7% (vs. 1Q20)


1,427
1,330
1,311
121,858
154,475
131,663
45,282
62,029
50,117
76,575
92,447
81,546
1Q20
4Q20
1Q21
Credit Card Transactions Volume
Debit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.
17

Management Discussion & Analysis Income Statement Analysis Current Account Services Revenue from current account services was down 3.5% on the previous quarter driven by lower gains from funds transfers, due to resource transfer fees exemption beginning in November 2020, with the launch of PIX. In the year-to-date, revenues from current account services decreased by 7.6%, driven by lower revenue from the transfer of funds and to the current-account service packages, due to the optimization of the portfolio based on the customers usage profiles. Asset Management • Fund Management Funds management fees were down 12.9% in comparison to the previous quarter and 13,1% lower on a year-on-year basis. In both cases the reduction is due to lower revenue from performance fees. Managed Portfolio and Investment Funds R$ billions +1.4% +10.3% 1,343 1,387 1,407 1,276 1,299 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Note: Does not include Latin America (ex-Brazil). • Consórcio Administration Fees Consórcio management revenue was 54.4% higher during the quarter, due to higher production and the negative effect of changes in provisions on reseller’s commissions occurring in December 2020, which were not repeated in the first quarter; based on an annual comparison, growth is related to higher production. . [Graphic Appears Here] Loan Operations and Financial Guarantees Provided Revenue from loan operations and financial guarantees provided remained broadly stable, with a 0.3% increase on the previous quarter and a 1.4% decrease year-on-year, mainly due to the decrease in the volume of financial guarantees provided. Collection Services Revenue from collection services was down 3.5% from the previous quarter, as a result of the lower transaction volume caused by the economic downturn in the period. Compared to the first quarter of 2020, this revenue was up 4.1% driven by the higher volume. Advisory Services and Brokerage Revenue from advisory and brokerage services increased by R$79 million on the previous quarter. This revenue was up 33.2%, a R$307 million increase on a year-on-year basis, due to the higher levels of capital markets activity. Fixed Income: we took part in local operations involving debentures, promissory notes and securitization, which totaled R$2,313 million in 2021, and were ranked second in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking. Equities: we entered into 17 transactions (including Block Trade) in South America in the first quarter of 2021, which totaled R$6,160 million, and were ranked second in the Dealogic ranking. Mergers and Acquisitions: in 2021, we provided financial advisory services on 9 transactions in Brazil, with a total value of R$130,600 million and we were once again ranked first in the Dealogic ranking. Itaú Unibanco Holding S.A. 18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The increase in the result from insurance, pension plan and premium bonds during the quarter was driven by the higher managerial financial margin and by the increase in earned premiums in the life and mortgage insurance portfolios.
- Since the beginning of the COVID-19 pandemic, earned premiums and revenues from premium bonds have been negatively impacted by the lower number of people in circulation at the branches. As well as the increase in retained claims due to the pandemic. The sum of these effects was a reduction in the result from insurance, pension plan and premium bonds, compared to the same period of the previous year.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Earned Premiums	1,131	1,123	0.7%	1,151	-1.7%
Revenues from Pension Plan	(14)	(0)	-	(5)	190.2%
Revenues from Premium Bonds	86	90	-4.0%	107	-19.8%
Managerial Financial Margin	16	(96)	-	(34)	-
Commissions and Fees	512	537	-4.7%	549	-6.8%
Earnings of Affiliates	98	85	15.4%	117	-16.7%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,829**	**1,738**	**5.2%**	**1,887**	**-3.0%**
Retained Claims	(356)	(340)	4.7%	(329)	8.1%
Insurance Selling Expenses	(4)	(6)	-29.4%	(5)	-8.2%
Result from Insurance, Pension Plan and Premium Bonds	**1,469**	**1,392**	**5.5%**	**1,553**	**-5.4%**
Recurring Managerial Result	**576**	**474**	**21.4%**	**612**	**-5.9%**

The increase in the result from insurance, pension plan and premium bonds in the quarter is due to the growth in the managerial financial margin, due to the higher remuneration of our assets, mainly in pension plan. In addition, earned premiums increased in life and mortgage insurance portfolios.

Compared to the first quarter of 2020, the COVID-19 pandemic decreased the circulation of people at our branches, which negatively impacted insurance premiums earned and revenues from premium bonds, and to the increase in retained claims in the period, leading to a decline in the result from insurance, pension plan and premium bonds.

Earned Premiums Breakdown


R$ millions
1,151
1,113
1,095
1,123
1,131
7.5%
9.4%
6.0%
16.3%
15.2%
45.6%
7.0%
9.8%
6.0%
15.4%
15.8%
46.0%
7.1%
10.0%
6.2%
14.7%
15.6%
46.4%
7.1%
10.3%
5.8%
14.0%
16.2%
46.7%
7.0%
10.8%
5.7%
13.5%
16.2%
46.8%
1Q20
2Q20
3Q20
4Q20
1Q21
Life and Personal Accidents
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
28.6%
28.8%
33.1%
30.3%
31.5%
329
321
363
340
356
17.8%
4.0%
4.0%
11.2%
18.6%
44.4%
16.4%
5.6%
4.2%
12.4%
14.5%
47.0%
16.0%
6.2%
4.6%
11.1%
13.2%
48.9%
14.5%
4.5%
6.2%
10.5%
13.2%
51.1%
13.6%
4.9%
6.4%
10.5%
10.3%
54.4%
1Q20
2Q20
3Q20
4Q20
1Q21
Life and Personal Accidents
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	1Q21	1Q20	Δ
Earned Premiums	1,068	1,085	-1.5%
Retained Claims	(310)	(278)	11.4%
Selling Expenses	(4)	(3)	19.9%
Underwriting Margin	**755**	**804**	**-6.1%**
Managerial Financial Margin	(16)	13	-
Commissions and Fees	125	131	-4.9%
Other Income and Expenses [1]	(424)	(486)	-12.7%
Recurring Managerial Result	**439**	**462**	**-5.1%**
Recurring Return on Allocated	**79.9%**	**96.8%**	**-16.9 p.p.**
Combined Ratio	**59.9%**	**55.2%**	**4.7 p.p.**

[1] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The results of recurring insurance activities, which consist of bancassurance products related to life, property, credit life and third party insurance policies, decreased by 5.1% year-on-year basis. This reduction is the result of lower earned premiums, due to lower sales of credit life insurance, and an increase in retained claims, mainly due to the COVID-19 pandemic, and lower managerial financial margin.

Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activities. Previously this was treated as a Pension Plan product.

Itaú Unibanco Holding S.A.
19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses decreased by 6.6% on the previous quarter, driven by personnel expenses, which are seasonally lower in the first quarter, as well as by lower expenses on third-party services, data processing and provisions for labor claims.
- The strategic cost management led to a 0.8% decrease in expenses in Brazil from the first quarter of 2020. The growth in expenses in Latin America, driven by the foreign exchange variations during the period, resulted in a 3.2% increase in non-interest expenses.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Personnel Expenses	**(4,919)**	**(5,228)**	**-5.9%**	**(4,649)**	**5.8%**
Compensation, Charges and Social Benefits	(3,611)	(3,727)	-3.1%	(3,474)	3.9%
Management and Employees' Profit Sharing (1)	(1,252)	(1,355)	-7.6%	(1,079)	16.0%
Employee Terminations	(44)	(104)	-58.1%	(75)	-41.8%
Training	(13)	(41)	-69.6%	(21)	-38.8%
Administrative Expenses	**(3,991)**	**(4,373)**	**-8.7%**	**(4,028)**	**-0.9%**
Third-Party Services, Security and Transportation	(1,346)	(1,603)	-16.1%	(1,383)	-2.7%
Data Processing and Telecommunications	(828)	(958)	-13.6%	(807)	2.6%
Facilities and Materials	(642)	(640)	0.3%	(681)	-5.7%
Depreciation and Amortization	(677)	(629)	7.6%	(619)	9.4%
Advertising, Promotions and Publications	(220)	(296)	-25.7%	(236)	-6.8%
Financial System Services	(198)	(162)	22.2%	(176)	12.0%
Other	(81)	(85)	-4.4%	(125)	-35.2%
Provision Expenses	**(515)**	**(710)**	**-27.4%**	**(739)**	**-30.2%**
Provision for lawsuits civil	(183)	(199)	-8.1%	(183)	-0.2%
Provision for labor claims	(318)	(492)	-35.3%	(532)	-40.2%
Provision for tax and social security obligations	(2)	(20)	-92.1%	(14)	-88.9%
Other risks	(12)	1	-938.7%	(8)	46.4%
Operating Expenses	**(905)**	**(914)**	**-1.0%**	**(989)**	**-8.5%**
Selling - Credit Cards	(659)	(674)	-2.2%	(720)	-8.5%
Contingencies, Claims and Other	(246)	(240)	2.5%	(269)	-8.4%
Other Tax Expenses (2)	**(91)**	**(48)**	**90.0%**	**(98)**	**-6.6%**
Total - Brazil	**(10,422)**	**(11,273)**	**-7.6%**	**(10,502)**	**-0.8%**
Latin America (ex-Brazil) (3)	**(2,024)**	**(2,048)**	**-1.2%**	**(1,554)**	**30.2%**
Total	**(12,446)**	**(13,322)**	**-6.6%**	**(12,056)**	**3.2%**

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation.

Non-interest expenses were down in the quarter, driven by: **(I)** lower personnel expenses due to the seasonally higher vacation volume in the quarter and the fall in profit sharing and in the number of employee terminations; **(II)** lower administrative expenses, due to lower expenses related to third-party, advisory and consulting services, and data processing; and **(III)** lower expenses on provisions for labor contingencies, mainly due to the repricing of already-decided lawsuits.

Expenses were down 0.8% year-on-year in Brazil. Personnel expenses increased driven by the impact of the negotiation of the collective wage agreement, the inclusion of ZUP's results in net income and tariff adjustments by healthcare plan operators. This increase was more than offset by lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies. In Latin America, expenses increased driven by foreign exchange variations during the period.

Number of Employees - in thousands


95.3
12.7
0.5
74.5
7.6
Mar-20
97.4
12.6
0.5
74.5
9.9
Jun-20
96.9
12.1
0.5
73.8
10.5
Sep-20
96.5
12.1
0.6
72.9
11.0
Dec-20
97.1
12.1
0.6
72.6
11.8
Mar-21
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Bank.

97.1 thousand
employees at the end of the 1Q21

▲ **+0.6%** (1Q21/4Q20)
▲ **+1.9%** (1Q21/1Q20)

As part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area and, from the second quarter of 2020, the employees of Zup are taken into account, leading our workforce to increase by 1.9% year-on-year.

Itaú Unibanco Holding S.A.

20

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio Efficiency Ratio: Non-interest expenses in Brazil 1Q20 2Q20 3Q20 4Q20 1Q21 46.5 48.0 49.4 44.4 44.6 -0.7% -0.3% -0.8% 47.1 47.1 -4.2% 45.0 45.1 45.7 -6.8% -4.0% -4.8% -7.4% -6.9% -9.0% Non-interest expenses growth compared to the same period of the previous year 1Q20 2Q20 3Q20 4Q20 1Q21 (deflated byIPCA) Trailing 12-month Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Non-interest expenses growth year over year 12-month period: increase of 210 basis points year-on-year. During the period, non-interest expenses remained stable, whereas revenue decreased by 4.3% . Non-interest expenses in Brazil were down 0.8% year-on-year. During the same period, the inflation rate was 6.1% (IPCA). The actual decrease in the first quarter of 2021, inflation-adjusted, was 6.9% . Digitalization Complete digital More speed offering (less Time to Market) Branches Efficiency Ratio in 1Q21 +81% (2020 vs. 2019) -25% (2020 vs. 2019) Brick and Mortar Branches Digital Branches The investment in technology enabled the modernization of our 72.1% 31.9% platform. We delivered 81% more technological solutions to our clients in 2020, bringing new services and features to our digital platforms. In addition, this investment enabled an increase in productivity and a reduction in the time required to implement technology solutions by 25% in 2020. Distribution Network Points of Service | Brazil and Abroad Branches and Client Service Branches | Brazil and Abroad The number of available ATMs in our own network in Brazil decreased The search for efficiency and higher demand for services through by 3.4% year-on-year, driven by the closure of brick and mortar digital channels led to an annual decrease of 3.6% in the number of branches. brick and mortar branches in Brazil. 45,701 45,809 45,889 45,556 45,319 4,500 4,487 4,431 4,336 4,334 195 195 195 195 195 23,268 23,386 23,676 23,798 23,618 3,156 3,155 3,127 3,041 3,041 1,091 576 1,085 571 1,066 572 1,071 570 1,076 562 478 671 468 669 445 664 444 656 444 654 20,766 20,767 20,575 20,117 20,063 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Branches + CSB (Latin America ex-Brazil) CSB—Brazil Brick and Mortar Branches—Brazil Digital Branches—Brazil Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 (i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Brazil ESB Latin America Banco24Horas Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Geographical Distribution of Service Network(*) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ Number of Branches and Client Service Branches establishments. (iii) Does not include points of sale. North Northeast Midwest Southeast South 106 299 274 2,610 588 (*) In March 2021. Does not include branches and CSBs in Latin America and Itaú BBA. Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were up 0.6% in the quarter and 7.2% in the last 12 months. Compared to the previous quarter, there was a 4.3% increase in loan operations and 3.8% in securities.
- Deposits grew by 1.5% in the quarter and 35.4% in the last 12 months, mainly due to the increase in time deposits (40.2% p. a.), demand deposits (39.3% p. a.) and savings deposits (22.5% p. a.).

Assets (In R$ millions, end of period)	1Q21	4Q20	Δ	1Q20	Δ
Current and Long-term Assets	**2,087,728**	**2,076,112**	**0.6%**	**1,944,900**	**7.3%**
Cash	39,369	46,224	-14.8%	71,881	-45.2%
Interbank Investments	252,251	294,486	-14.3%	282,565	-10.7%
Securities and Derivative Financial Instruments	659,818	635,947	3.8%	524,349	25.8%
Interbank and Interbranch Accounts	74,775	76,124	-1.8%	81,637	-8.4%
Loan, Lease and Other Loan Operations	137,577	134,640	2.2%	107,733	27.7%
(Allowance for Loan Losses)	687,447	659,149	4.3%	593,459	15.8%
Other Assets	236,492	229,542	3.0%	283,277	-16.5%
Permanent Assets	**37,089**	**36,474**	**1.7%**	**37,598**	**-1.4%**
Total Assets	**2,124,817**	**2,112,586**	**0.6%**	**1,982,498**	**7.2%**

Liabilities (In R$ millions, end of period)	1Q21	4Q20	Δ	1Q20	Δ
Current and Long-Term Liabilities	**1,969,123**	**1,961,718**	**0.4%**	**1,843,947**	**6.8%**
Deposits	821,379	809,010	1.5%	606,749	35.4%
Deposits Received under Securities Repurchase Agreements	261,774	280,541	-6.7%	313,540	-16.5%
Fund from Acceptances and Issue of Securities	140,351	136,638	2.7%	154,146	-8.9%
Interbank and Interbranch Accounts	61,613	59,147	4.2%	52,075	18.3%
Borrowings and Onlendings	88,393	83,200	6.2%	94,909	-6.9%
Technical Provisions for Insurance	73,615	79,599	-7.5%	87,909	-16.3%
Provisions	17,137	16,250	5.5%	16,704	2.6%
Allowance for Financial Guarantees Provided	802	754	6.4%	843	-4.9%
Bonds	220,441	223,469	-1.4%	214,565	2.7%
Other Liabilities	283,619	273,110	3.8%	302,507	-6.2%
Deferred Income	**3,346**	**3,163**	**5.8%**	**3,286**	**1.8%**
Minority Interest in Subsidiaries	**11,979**	**11,112**	**7.8%**	**11,641**	**2.9%**
Stockholders' Equity	**140,369**	**136,593**	**2.8%**	**123,624**	**13.5%**
Total Liabilities and Equity	**2,124,817**	**2,112,586**	**0.6%**	**1,982,498**	**7.2%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as the foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of June 28, 2020, must be included in the proportion of 50% in 2021 and 100% as from 2022.

In R$ millions, end of period	1Q21	4Q20	Δ
Investments Abroad	67,631	60,699	11.4%
Net Foreign Exchange Position (Except Investments Abroad)	(94,367)	(81,912)	15.2%
Total	**(26,736)**	**(21,213)**	**26.0%**
Total in US$	**(4,693)**	**(4,082)**	**14.9%**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities denominated in foreign currencies, is the result of the low exposure to exchange variations. The increase in foreign investments is driven by the foreign exchange variation during the period.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individual loan portfolio was up 2.2% in the quarter. In the first quarter, we reached a historic high in mortgage loans, which increased by 12.1% for the individuals segment. Also noteworthy is the increase in vehicle financing associated with higher demand, mainly for used vehicles. • The companies loan portfolio grew by 1.0% in the quarter, in particular for vehicles, as a result of higher client demand, rural loans, and export and import financing. In a 12 month period, this portfolio grew by 15.8%, with major increases in working capital due to credit lines granted through the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (Fundo Garantidor de Investimentos – FGI), in addition to vehicles and rural credit. Credit Portfolio by Product In R$ billion, end of period 1Q21 4Q20 D 1Q20 D Individuals—Brazil (1) 260.4 254.8 2.2% 237.0 9.9% Credit Card Loans 82.8 86.3 -4.0% 83.8 -1.3% Personal Loans 34.8 34.2 1.6% 36.2 -4.0% Payroll Loans (2) 56.1 55.3 1.4% 50.3 11.5% Vehicle Loans 24.4 23.3 4.5% 19.4 25.6% Mortgage Loans 62.4 55.7 12.1% 47.2 32.4% Rural Loans 0.0 0.0 3.7% 0.1 -52.6% Companies—Brazil (1) 256.3 253.8 1.0% 221.2 15.8% Working Capital (3) 169.6 169.4 0.1% 120.6 40.6% BNDES/Onlending 7.9 8.6 -7.9% 9.8 -18.6% Export/Import Financing 50.2 48.4 3.7% 67.3 -25.4% Vehicle Loans 13.2 12.3 6.6% 9.9 32.5% Mortgage Loans 4.3 4.5 -4.1% 4.6 -5.1% Rural Loans 11.1 10.6 5.1% 9.1 21.4% Latin America (4) 221.2 201.9 9.5% 181.5 21.9% Total without Financial Guarantees Provided 737.9 710.6 3.8% 639.7 15.3% Financial Guarantees Provided 75.0 68.9 8.9% 70.3 6.8% Total with Financial Guarantees Provided 812.9 779.5 4.3% 710.0 14.5% Corporate Securities (5) 93.4 90.0 3.7% 78.3 19.3% Total Risk 906.4 869.5 4.2% 788.3 15.0% (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Credit Concentration Corporate Credit Portfolio with Financial Guarantees by Business Sector Largest debtors, as of March 31, 2021 In R$ billions, end of period 1Q21 4Q20 Only 14.3% of the credit risk is concentrated on the 100 -15.9% Public Sector 4.6 5.5 largest debtors. 4.8% Private Sector 454.5 433.6 5.9% Real Estate 33.4 31.6 In R$ billions Risk* Risk / Total credits Risk / Total assets 0.2% Transportation 27.4 27.4 11.6% Agribusiness and fertilizers 26.0 23.3 Largest debtor 7.3 0.9% 0.3% 0.4% Food and beverages 25.1 25.0 10 Largest debtors 36.3 4.5% 1.7% 7.2% Energy and water treatment 20.9 19.5 20 Largest debtors 53.0 6.5% 2.5% 11.3% Banks and financial institutions 19.7 17.7 50 Largest debtors 84.3 10.4% 4.0% -8.1% Vehicles and auto parts 18.3 19.9 100 Largest debtors 116.2 14.3% 5.5% 4.1% Petrochemicals and chemicals 15.6 15.0 (*) Including Financial Guarantees Provided. -5.5% Infrastructure work 12.2 13.0 19.3% Electronics and IT 11.6 9.7 Credit Portfolio without Financial Guarantees 5.0% Pharmaceuticals and cosmetics 11.4 10.9 Provided by Vintage -3.8% Steel and metallurgy 10.6 11.1 640 711 738 30.3% Oil and gas 10.0 7.6 In R$ billions 5.1% Mining 9.8 9.4 33.8% 31.9% 32.7% -5.5% Telecommunications 9.2 9.8 q = <-5 1.0% Entertainment and tourism 9.0 8.9 q—4 3.8% 5.0% 4.2% 5.5% Capital assets 7.0 6.6 7.3% 6.0% 9.3% 8.3% 11.2% 2.4% Construction materials 6.1 5.9 q—3 11.6% 15.1% Wood & Furniture 5.9 5.1 12.0% q—2 14.2% 12.5% 7.0% Services—Other 57.2 53.5 7.3% Commerce—Other 31.6 29.5 q—1 34.8% 31.7% 29.8% 4.0% Industry—Other 11.8 11.3 Actual quarter (q) 4.1% Other 64.5 61.9 1T20 4T20 1T21 4.6% Total 459.1 439.1 1Q20 4Q20 1Q21 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Mar-21	31.8%	21.5%	24.0%	13.3%	9.4%
Mar-20	35.4%	21.2%	19.9%	15.3%	8.2%
Mar-14	31.6%	14.7%	15.0%	16.6%	22.1%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Mar-21	52.2%	47.8%
Mar-20	55.0%	45.0%
Mar-14	64.8%	35.2%

Payroll loans

R$56.1 bn as of March 31, 2021

▲ + 1.4% (vs. Dec-20) ▲ + 11.5% (vs. Mar-20)

The payroll loan portfolio for INSS pensioners was up 1.0% from the end of December 2020.

Portfolio by origination (%)
1st Quarter of 2021


54%
46%

Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
1st Quarter of 2021

INSS
Private sector
Public sector


6.9
3.8
45.4

Mortgage loans[2]

R$66.8 bn as of March 31, 2021

▲ + 10.9% (vs. Dec-20) ▲ + 29.1% (vs. Mar-20)

93.5% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
1st Quarter of 2021

R$11.6 bn

▲ + 196.4% (vs. 1Q20)

92.8% of total mortgage credit is originated by borrowers

Loan-to-value

Ratio of the amount of the financing to the total value of real estate property.

Vintage (quarterly average): 58.4% | Portfolio: 41.9%

Corporate loans

R$133.9 bn as of March 31, 2021

▲ + 1.2% (vs. Dec-20) ▲ + 9.9% (vs. Mar-20)

In the first quarter of 2021, credit origination[3] was up 7% year-on-year.

Credit cards

R$82.8 bn as of March 31, 2021

▼ - 4.0% (vs. Dec-20) ▼ - 1.3% (vs. Mar-20)


10.7%
9.5%
79.8%
6.6%
6.9%
86.4%
6.6%
8.2%
85.1%
Mar-20
Dec-20
Mar-21

Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$24.4 bn as of March 31, 2021

▲ + 4.5% (vs. Dec-20) ▲ + 25.6% (vs. Mar-20)

Originations
1st Quarter of 2021

R$4.2 bn

▲ + 44.1% (vs. 1Q20)

Average Term: 45 months | % Average Down Payment: 39% | Average Ticket: R$41.1 thousand

Loan-to-value

Vintage (quarterly average): 58.6% | Portfolio: 61.6%

Very small, small and middle market

R$122.4 bn as of March 31, 2021

▲ + 0.7% (vs. Dec-20) ▲ + 23.0% (vs. Mar-20)

In the first quarter of 2021, credit origination[3] for very small, small and middle-market companies decreased 11% year-on-year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis | Balance Sheet
Itaú

Funding

Highlights

- Funding from clients grew by 1.1% in the quarter and 27.2% in the last 12 months, boosted by (i) demand deposits, up 5.1% in the quarter and 39.3% in the last 12 months, (ii) saving deposits, up 2.1% in the quarter and 22.5% in the last 12 months, and (iii) time deposits, up 0.1% in the quarter and 40.2% in the last 12 months. This growth is associated with the positive flow of funds, noted from the second half of March 2020.
- The assets under management grew by 2.5% in the quarter and 19.3% in the last 12 months, represented by the increase of 17.9% in own products and 27.0% in open platform, year-on-year.

In R$ millions, end of period	1Q21	4Q20	Δ	1Q20	Δ
Funding from Clients (A)	**891,298**	**881,561**	**1.1%**	**700,779**	**27.2%**
Demand Deposits	141,657	134,805	5.1%	101,711	39.3%
Savings Deposits	183,265	179,470	2.1%	149,600	22.5%
Time Deposits	491,630	491,234	0.1%	350,704	40.2%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	1,187	1,985	-40.2%	4,166	-71.5%
Funds from Bills[1] and Structured Operations Certificates	73,559	74,067	-0.7%	94,598	-22.2%
Other Funding (B)	**197,722**	**187,366**	**5.5%**	**199,400**	**-0.8%**
Onlending	10,803	11,456	-5.7%	10,648	1.5%
Borrowing	77,590	71,744	8.1%	84,261	-7.9%
Securities Obligations Abroad	66,793	62,571	6.7%	59,548	12.2%
Other[2]	42,537	41,594	2.3%	44,943	-5.4%
Portfolio Managed and Investment Funds (C)	**1,444,898**	**1,423,641**	**1.5%**	**1,302,887**	**10.9%**
Total (A) + (B) + (C)	**2,533,918**	**2,492,567**	**1.7%**	**2,203,065**	**15.0%**

Assets under Management	**1,999,257**	**1,951,233**	**2.5%**	**1,675,389**	**19.3%**
Own Products	**1,673,292**	**1,646,827**	**1.6%**	**1,418,715**	**17.9%**
Open Platform	**325,965**	**304,406**	**7.1%**	**256,674**	**27.0%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents reached 77.5% in the first quarter of 2021.


81.2%
75.6%
76.8%
76.7%
77.5%
71.1%
65.1%
66.3%
66.5%
67.8%
In R$ Billions
900
788
640
1,010
870
657
1,039
897
689
1,069
927
711
1,089
952
738
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A.
25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the adequacy of its capital to face the risks borne, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On March 31, 2021, our Tier I Capital ratio reached 13.0%, consisting of 11.3% Common Equity Tier I and of 1.7% Additional Tier I.


13.2%
1.7%
11.5%
Tier I Dec-20
0.5%
Net Income in the quarter
-0.1%
Dividends and Interest on Own Capital
-0.2%
Prudential Adjustments¹
-0.4%
Risk-Weighted Assets
13.0%
1.7%
11.3%
Tier I Mar-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Mostly tax credits.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 2.7% driven by the net income for the period, the issuance of debts that make up the Tier II capital and exchange rate devaluations implying an increase in the Tier I and Tier II capital debts denominated in US Dollars.

RWA: increase of R$29,986 million. The higher amount of credit risk-weighted assets (RWA_{CPAD}) was mainly due to the growth in the loan portfolio in the period, especially in the Wholesale segment, and the foreign exchange variations.

BIS ratio: in March 2021, the BIS ratio was 425 basis points above the minimum required with capital buffers (10.25%), remaining stable compared to the previous quarter.

In R$ million, end of period	1Q21	4Q20
Common Equity Tier I	**121,025**	**119,960**
Tier I (Common Equity + Additional Capital)	**139,552**	**137,157**
Referential Equity (Tier I and Tier II)	**155,280**	**151,244**
Total Risk-weighted Assets (RWA)	**1,072,193**	**1,042,207**
Credit Risk-weighted Assets (RWA_{CPAD})	963,403	921,934
Operational Risk-weighted Assets (RWA_{OPAD})	82,026	92,792
Market Risk-weighted Assets (RWA_{MINT})	26,764	27,481
Common Equity Tier I Ratio	**11.3%**	**11.5%**
Tier I Capital Ratio	**13.0%**	**13.2%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**14.5%**	**14.5%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 191.0%, above the 100% limit, which means that we have sufficient resources consistently available to support losses in stress scenarios.

In R$ millions	Mar-21	Dec-20
HQLA	356,222	343,174
Potential Cash Outflows	186,513	176,355
LCR (%)	191.0%	194.6%

Net Stable Funding Ratio (NSFR)

The NSFR was 125.0% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Mar-21	Dec-20
Available Stable Funding	990,197	956,033
Required Stable Funding	792,199	758,907
NSFR (%)	125.0%	126.0%

For 2021, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	1Q21	4Q20
VaR by Risk Factor		
Interest Rates	893	431
Currency	10	24
Shares on the Stock Exchange	45	30
Commodities	6	1
Diversification Effects	**(658)**	**(263)**
Total VaR	296	223
Maximum VaR in the quarter	329	228
Average VaR in the quarter	271	206
Minimum VaR in the quarter	198	180

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on the Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A. 26

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

The Pro Forma financial statements of the Retail business, Wholesale business and Activities with the Market + Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very small and small companies.

Highlights

- The 33.1% increase in recurring managerial result in the quarter was boosted by higher financial margin, driven by higher credit volume, and the lower cost of credit. Additionally, expenses fell by 9.9% in the quarter, driven by the seasonality of personnel expenses and the economic downturn effects in data processing expenses.
- The recurring managerial result was up 25.6% on a year-on-year basis. Financial margin decreased, driven by the change in the loan portfolio mix with the lower use of revolving credit and the higher use of secured credit products, in addition to lower spreads. Commissions and fees also decreased. These effects were more than offset by the reductions in the cost of credit and in non-interest expenses.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Operating Revenues	**17,557**	**17,851**	**-1.6%**	**19,705**	**-10.9%**
Managerial Financial Margin	9,966	9,822	1.5%	11,632	-14.3%
Commissions and Fees	5,885	6,255	-5.9%	6,301	-6.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,706	1,774	-3.8%	1,772	-3.7%
Cost of Credit	**(4,049)**	**(4,270)**	**-5.2%**	**(6,919)**	**-41.5%**
Retained Claims	**(354)**	**(339)**	**4.6%**	**(326)**	**8.6%**
Other Operating Expenses	**(9,562)**	**(10,618)**	**-9.9%**	**(10,101)**	**-5.3%**
Income before Tax and Minority Interests	**3,592**	**2,624**	**36.9%**	**2,359**	**52.2%**
Income Tax and Social Contribution	**(1,279)**	**(890)**	**43.6%**	**(547)**	**133.9%**
Minority Interests in Subsidiaries	**(102)**	**(74)**	**38.5%**	**(53)**	**94.6%**
Recurring Managerial Result	**2,210**	**1,660**	**33.1%**	**1,760**	**25.6%**
Recurring Return on Average Allocated Capital	**19.4%**	**14.7%**	**4.7 p.p.**	**15.9%**	**3.5 p.p.**
Efficiency Ratio (ER)	**52.3%**	**57.6%**	**-5.3 p.p.**	**48.6%**	**3.7 p.p.**

Loan Portfolio (R$ billion)


+ 14.0%
+ 1.8%
282.6
274.4
292.9
316.5
322.1
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

Digital Transformation in the Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)


11.5
12.9
14.7
1.2
1.2
1.2
Mar-19
Mar-20
Mar-21
Individuals
Companies

Share of Transactions

through digital channels*

	1Q21	1Q20	1Q19
Credit	33%	24%	18%
Investments	52%	46%	46%
Payments	85%	84%	80%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Business segment.

Online account opening flow

Individuals accounts (in thousands)


221
341
561
1Q19
1Q20
1Q21

[1] Internet, mobile and SMS on Retail Bank.

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Business

Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 7.9% increase in the recurring managerial result for the quarter was mainly driven by the lower provisioning requirements, both for the Wholesale business in Brazil and in Latin America as a whole.
- The recurring managerial result was up 237.8% year-on-year. This increase was driven by the higher financial margin, due to the higher credit volume in the Wholesale business in Brazil, and mainly by the lower cost of credit.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Operating Revenues	**8,614**	**8,595**	**0.2%**	**7,592**	**13.5%**
Managerial Financial Margin	5,304	5,306	0.0%	4,489	18.2%
Commissions and Fees	3,190	3,247	-1.8%	3,047	4.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	120	42	186.2%	57	111.6%
Cost of Credit	**(62)**	**(1,764)**	**-96.5%**	**(3,168)**	**-98.0%**
Retained Claims	**(2)**	**(1)**	**36.4%**	**(3)**	**-38.2%**
Other Operating Expenses	**(4,350)**	**(4,286)**	**1.5%**	**(3,613)**	**20.4%**
Income before Tax and Minority Interests	**4,200**	**2,543**	**65.2%**	**808**	**419.7%**
Income Tax and Social Contribution	**(1,620)**	**(898)**	**80.4%**	**7**	**-22467.3%**
Minority Interests in Subsidiaries	**(126)**	**629**	**-120.1%**	**(89)**	**41.5%**
Recurring Managerial Result	**2,453**	**2,274**	**7.9%**	**726**	**237.8%**
Recurring Managerial Return on Average Allocated Capital	**17.3%**	**15.9%**	**1.4 p.p.**	**5.6%**	**11.7 p.p.**
Efficiency Ratio (ER)	**48.0%**	**47.2%**	**0.8 p.p.**	**45.0%**	**3.0 p.p.**

Loan Portfolio (R$ billion)


+ 16.4%
+ 5.5%
357.1
383.1
396.4
394.1
415.8
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

Assets under management - ANBIMA ranking (R$ billion)


+ 4.0%
+ 0.1%
724.8
720.2
741.8
752.7
753.5
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Assets under management (Itaú Unibanco e Intrag)

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) the equity pickup from companies not linked to any segment.

In R$ millions	1Q21	4Q20	Δ	1Q20	Δ
Operating Revenues	**3,858**	**2,735**	**41.1%**	**1,909**	**102.1%**
Managerial Financial Margin	3,364	2,459	36.8%	1,684	99.7%
Commissions and Fees	491	353	38.8%	166	195.5%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	4	(77)	-105.2%	58	-93.1%
Cost of Credit	**(0)**	**(0)**	**-**	**0**	**-**
Other Operating Expenses	**(317)**	**(299)**	**6.1%**	**(38)**	**726.9%**
Income before Tax and Minority Interests	**3,542**	**2,436**	**45.4%**	**1,871**	**89.3%**
Income Tax and Social Contribution	**(1,489)**	**(969)**	**53.7%**	**(436)**	**241.8%**
Minority Interests in Subsidiaries	**(318)**	**(12)**	**2504.0%**	**(9)**	**3289.9%**
Recurring Managerial Result	**1,734**	**1,455**	**19.2%**	**1,425**	**21.7%**
Recurring Return on Average Allocated Capital	**19.1%**	**18.7%**	**0.4 p.p.**	**21.7%**	**- 2.6 p.p.**
Efficiency Ratio (ER)	**3.8%**	**3.8%**	**0.0 p.p.**	**1.0%**	**2.8 p.p.**

Itaú Unibanco Holding S.A.
28

Management Discussion & Analysis | Activities Abroad
Itaú

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 92.1% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 16.0%, an increase of 15.4 p.p. over the previous quarter.

Brazil[1] (In R$ million, end of period)	1Q21	4Q20	Δ	1Q20	Δ
Operating Revenues	**26,077**	**25,890**	**0.7%**	**26,411**	**-1.3%**
Managerial Financial Margin	15,502	15,081	2.8%	15,727	-1.4%
Financial margin with clients	14,046	13,984	0.4%	15,340	-8.4%
Financial margin with the Market	1,456	1,097	32.8%	387	276.2%
Commissions and Fees	8,747	9,071	-3.6%	8,797	-0.6%
Revenues from Insurance[2]	1,829	1,738	5.2%	1,887	-3.0%
Cost of Credit	**(3,706)**	**(3,821)**	**-3.0%**	**(9,357)**	**-60.4%**
Provision for Loan Losses	(3,914)	(3,307)	18.4%	(9,590)	-59.2%
Impairment	48	(832)	-105.7%	(89)	-154.0%
Discounts Granted	(398)	(433)	-8.1%	(261)	52.4%
Recovery of Loan Loans Written Off as Losses	557	751	-25.7%	583	-4.4%
Retained Claims	**(356)**	**(340)**	**4.7%**	**(329)**	**8.1%**
Other Operating Expenses	**(12,089)**	**(12,947)**	**-6.6%**	**(12,193)**	**-0.9%**
Non-interest expenses	(10,353)	(11,176)	-7.4%	(10,438)	-0.8%
Tax Expenses and Other[3]	(1,735)	(1,770)	-2.0%	(1,755)	-1.1%
Income before Tax and Minority Interests	**9,926**	**8,782**	**13.0%**	**4,531**	**119.1%**
Income Tax and Social Contribution	**(3,915)**	**(3,328)**	**17.6%**	**(844)**	**363.9%**
Minority Interests in Subsidiaries	**(120)**	**(86)**	**39.0%**	**(62)**	**93.1%**
Recurring Managerial Result	**5,891**	**5,368**	**9.8%**	**3,626**	**62.5%**
Share	**92.1%**	**99.6%**	**-7.5 p.p.**	**92.7%**	**-0.6 p.p.**
Return on Average Equity - Annualized	**18.7%**	**17.8%**	**0.9 p.p.**	**13.0%**	**5.7 p.p.**

Latin America (In R$ million, end of period)	1Q21	4Q20	Δ	1Q20	Δ
Operating Revenues	**3,952**	**3,290**	**20.1%**	**2,795**	**41.4%**
Managerial Financial Margin	3,133	2,506	25.0%	2,078	50.8%
Financial margin with clients	2,127	2,036	4.5%	1,705	24.8%
Financial margin with the Market	1,005	471	113.7%	373	169.4%
Commissions and Fees	819	784	4.5%	717	14.3%
Revenues from Insurance[2]	-	-	-	-	-
Cost of Credit	**(405)**	**(2,213)**	**-81.7%**	**(730)**	**-44.5%**
Provision for Loan Losses	(522)	(2,335)	-77.7%	(808)	-35.4%
Impairment	-	-	-	-	-
Discounts Granted	(11)	(12)	-8.2%	(5)	129.1%
Recovery of Loan Loans Written Off as Losses	128	134	-4.6%	83	54.6%
Retained Claims	-	-	-	**-**	**-**
Other Operating Expenses	**(2,140)**	**(2,256)**	**-5.1%**	**(1,559)**	**37.3%**
Non-interest expenses	(2,092)	(2,145)	-2.5%	(1,618)	29.3%
Tax Expenses and Other[3]	(48)	(111)	-56.9%	59	-181.3%
Income before Tax and Minority Interests	**1,407**	**(1,179)**	**-219.4%**	**507**	**177.6%**
Income Tax and Social Contribution	**(474)**	**570**	**-183.1%**	**(132)**	**260.2%**
Minority Interests in Subsidiaries	**(427)**	**629**	**-167.9%**	**(89)**	**378.1%**
Recurring Managerial Result	**506**	**20**	**2378.4%**	**286**	**77.1%**
Share	**7.9%**	**0.4%**	**7.5 p.p.**	**7.3%**	**0.6 p.p.**
Return on Average Equity - Annualized	**16.0%**	**0.6%**	**15.4 p.p.**	**10.0%**	**6.0 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 9.6% (1Q21 vs. 4Q20)
+ 9.6% (1Q21 vs. 1Q20)
R$ 5.199
R$ 5.197
R$ 5.697
1Q20 4Q20 1Q21
Colombian Peso vs. BRL
- 1.8% (1Q21 vs. 4Q20)
- 17.2% (1Q21 vs. 1Q20)
778.82
656.60
644.75
1Q20 4Q20 1Q21
Uruguayan Peso vs. BRL
- 4.0% (1Q21 vs. 4Q20)
- 7.5% (1Q21 vs. 1Q20)
8.42
8.11
7.79
1Q20 4Q20 1Q21
Argentine Peso vs. BRL
- 0.1% (1Q21 vs. 4Q20)
+ 30.4% (1Q21 vs. 1Q20)
12.39
16.16
16.14
1Q20 4Q20 1Q21
Chilean Peso vs. BRL
- 7.5% (1Q21 vs. 4Q20)
- 23.0% (1Q21 vs. 1Q20)
164.10
136.57
126.29
1Q20 4Q20 1Q21
Paraguayan Guarani vs. BRL
- 15.3% (1Q21 vs. 4Q20)
- 11.0% (1Q21 vs. 1Q20)
1,262
1,325
1,123
1Q20 4Q20 1Q21

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plan and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in nominal currencies.

Itaú Unibanco Holding S.A.
29

Global Footprint

We present countries, activities* and the total number of Itaú Unibanco employees.


France
England
Spain
Portugal
Germany
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,056	5,395	1,570	990	3,067	12,078	604	97,097
Branches & CSBs	22	191	84	38	109	444	-	4,334
ATMs	62	406	175	308	125	1,076	-	45,319

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 33 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ million (in constant currency)	Itaú Corpbanca 1Q21	Itaú Corpbanca 4Q20	Itaú Corpbanca Δ	Itaú Argentina 1Q21	Itaú Argentina 4Q20	Itaú Argentina Δ	Itaú Paraguay 1Q21	Itaú Paraguay 4Q20	Itaú Paraguay Δ	Itaú Uruguay 1Q21	Itaú Uruguay 4Q20	Itaú Uruguay Δ
Operating Revenues	2,621	2,099	25%	421	459	-8%	320	314	2%	543	479	13%
Managerial Financial Margin	2,216	1,677	32%	331	372	-11%	224	223	0%	304	260	17%
Financial Margin with Clients	1,506	1,495	1%	265	262	1%	169	185	-9%	226	225	0%
Financial Margin with the Market	710	182	290%	66	111	-40%	54	38	44%	78	34	128%
Commissions and Fees	405	422	-4%	90	86	4%	96	91	5%	239	220	9%
Cost of Credit	(328)	(2,315)	-86%	(15)	(32)	-53%	(23)	(2)	871%	(18)	(26)	-31%
Provision for Loan Losses	(436)	(2,438)	-82%	(23)	(33)	-30%	(25)	(7)	252%	(20)	(29)	-33%
Discounts Granted	(8)	(11)	-25%	-	-	-	-	-	-	(3)	(2)	56%
Recovery of Loans Written Off as Losses	116	134	-13%	8	1	487%	2	5	-58%	5	5	-9%
Other Operating Expenses	(1,447)	(1,473)	-2%	(248)	(272)	-9%	(148)	(194)	-24%	(313)	(324)	-3%
Non-Interest Expenses	(1,444)	(1,472)	-2%	(199)	(238)	-16%	(143)	(189)	-25%	(312)	(324)	-4%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(3)	(1)	288%	(48)	(35)	40%	(5)	(5)	12%	(1)	(0)	300%
Income before Tax and Minority Interests	846	(1,690)	-150%	158	155	2%	149	118	26%	212	129	64%
Income Tax and Social Contribution	(271)	744	-136%	(60)	(63)	-4%	(45)	(34)	31%	(87)	(49)	78%
Minority Interests in Subsidiaries [1]	(439)	681	-164%	-	-	-	-	-	-	-	-	-
Recurring Managerial Result	136	(264)	-151%	98	92	6%	104	84	24%	125	80	56%
Return on Average Equity - Annualized	8.4%	-15.4%	23.7 p.p.	25.3%	23.8%	1.5 p.p.	26.3%	20.6%	5.7 p.p.	23.7%	14.9%	8.8 p.p.
Efficiency Ratio	55.2%	70.2%	-15.0 p.p.	53.5%	56.0%	-2.6 p.p.	45.3%	61.2%	-15.8 p.p.	57.5%	67.6%	-10.1 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Higher margin with the market driven by the volatility of local interest and inflation rates.
- The lower cost of credit due to additional provisions recognized in the last quarter of 2020, driven by the macroeconomic scenario and the downgrading of clients of the corporate segment.

Itaú Argentina

- Lower margin with the market due to lower revenue from derivatives and securities.
- Lower cost of credit driven by lower delinquency and client recovery rates in the corporate segment.
- Decrease in non-interest expenses driven by lower personnel expenses due to adjustments to collective wage agreement and higher variable compensation expenses in the last quarter of 2020.

Itaú Paraguay

- Higher cost of credit, driven by upgrades and debt settlements in the fourth quarter in the corporate and companies segments.
- Decrease in non-interest expenses due to payment made for settling an administrative proceeding in the last quarter of 2020.

Itaú Uruguay

- Higher margin with the market driven by increased revenue from securities.
- Lower cost of credit driven by downgrades in the companies segment in the last quarter of 2020.
- Decrease in non-interest expenses driven by lower personnel expenses due to variable compensation expenses in the last quarter of 2020.

Itaú Unibanco Holding S.A. 30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4)—03/31/21 Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$274 US$48 Sell Buy (ITUB4), both traded on B3 (São Paulo Stock billion billion Buy 08 Hold 07 Sell 00 Exchange). Non-voting shares are also traded The market capitalization is the total number of outstanding shares Source: Thomson Reuters . as deposit receipts (ADRs) on the New York (common and non-voting shares) multiplied by the average price per Sell Buy non-voting share on the last trading day of the period. Stock Exchange (NYSE). Buy 12 Hold 07 Sell 01 Source: Bloomberg. Corporate Structure Chart and Free Float Participation Free Float* Egydio de Souza Moreira Salles Family Non-voting Shares Strengths of our ownership Aranha Family Free Float 100.00% Total Brazilian Investors Foreigners in B3 in NYSE 36.73% ON 63.27% ON 81.87% PN 18.13% PN 36% 26% Cia. E. Johnston de 66.36% Total 33.64% Total 4.8 bn Participações (number of shares) 37% 50.00% ON Foreigners 33.47% Total in B3 50.00% ON Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.76% ON 0.004% PN 26.22% Total 99.61% PN 19.88% Total 53.04% Total • Family ownership and control ensuring a long-term view • Professional management team • Broad shareholder base (53.04% of our shares are free floating) • Strong corporate governance Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (Non-voting Shares) (Common Shares) (ADR) Closing price at 03/31/2021 27.97 25.11 4.96 Maximum Price During the Quarter 33.44 29.38 6.35 Average Price During the Quarter 28.51 25.60 5.19 Minimum Price During the Quarter 23.92 21.95 4.31 Closing Price at 12/31/2020 31.63 27.93 6.09 Closing Price at 03/31/2020 23.09 22.08 4.49 Change in 1Q21 -11.6% -10.1% -18.6% Change in the last 12 months 21.1% 13.7% 10.5% Average Daily Trading Volume in 1Q21—million 1,175.8 17.4 226.0 Average Daily Trading Financial Volume in 12 months—million 1,035.8 18.8 174.5 Shareholder base and indicators 03/31/21 12/31/20 03/31/20 Number of Shares—million 9,804 9,804 9,804 Common Shares (ON)—million 4,958 4,958 4,958 Non-voting Shares (PN)—million 4,846 4,846 4,846 Treasury Shares—million 24.5 41.7 41.9 Number of Outstanding Shares—million 9,780 9,762 9,762 Number of Shareholders 493,420 466,560 349,279 Recurring Managerial Result per Share During the Quarter (R$) 0.65 0.55 0.40 Net Income per Share During the Quarter (R$) 0.55 0.78 0.35 Book value per Share (R$) 14.35 13.99 12.66 Price/Earnings (P/E) ¹ 13.05 16.32 9.66 Price/Book value (P/B) ² 1.95 2.26 1.82 (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis Comparison BRGAPP and IFRS Comparison between BRGAAP1 and IFRS Disclosure of results for the first quarter of 2021, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS for the first quarter of 2021 are available at our website: www.itau.com.br/investor-relations. R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS Balance Sheet Reclassifications 2 Reclassifications 2 Mar/ 31/ 2021 Dec/ 31/ 2020 Total Assets 2,124,817 (101,600) 2,023,217 2,112,586 (93,334) 2,019,252 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 3 4 6 1,370,431 (16,871) 1,353,560 1,381,449 (12,375) 1,369,074 (-) Provision for Expected Loss at Amortized Cost 5 (50,442) 4,852 (45,590) (51,404) 4,353 (47,051) Financial Assets at Fair Value Through Other Comprehensive Income 4 209,834 (107,947) 101,887 209,636 (99,601) 110,035 (-) Expected Loss at Fair Value Through Other Comprehensive Income 5 (3,061) 2,970 (91) (4,149) 4,056 (93) Financial Assets at Fair Value Through Profit or Loss 4 473,291 16,185 489,476 457,739 7,842 465,581 Tax Assets7 73,708 (7,301) 66,407 73,792 (7,148) 66,644 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, 51,056 6,512 57,568 45,521 9,541 55,062 Intangible Assets, Assets Held for Sale and Other Assets Total Liabilities 1,972,469 (109,026) 1,863,443 1,964,880 (100,153) 1,864,727 Financial Assets at Amortized Cost 3 6 1,600,643 (106,436) 1,494,207 1,595,816 (100,175) 1,495,641 Financial Assets at Fair Value Through Profit or Loss 4 73,753 101 73,854 79,742 (89) 79,653 Provision for Expected Loss (Loan Commitments and Financial Guarantees) 5 886 3,637 4,523 840 3,552 4,392 Provision for Insurance and Pension Plan 217,026 997 218,023 220,004 996 221,000 Provisions 20,736 (2) 20,734 19,819—19,819 Tax Liabilities 7 8,625 (3,534) 5,091 9,633 (3,922) 5,711 Other Liabilities 50,800 (3,789) 47,011 39,025 (514) 38,511 Total Stockholders’ Equity 152,348 7,426 159,774 147,706 6,819 154,525 Non-controlling Interests 11,979 540 12,519 11,113 419 11,532 Total Controlling Stockholders’ Equity 8 140,369 6,886 147,255 136,593 6,400 142,993 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders’ Equity is presented in the following table. Itaú Unibanco Holding S.A. 33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *		
	Mar/31/2021	1st Q/21	4th Q/20	1st Q/20
BRGAAP - Values Attributable to Controlling Stockholders	**140,369**	**5,414**	**7,592**	**3,401**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,047	269	612	(136)
(b) Adjustment to Fair Value of Financial Assets	(1,196)	(374)	669	(126)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	434	(1)	(1)	(1)
(d) Criteria for Write-Off of Financial Assets	1,937	2	13	(21)
(e) Financial Lease Operations	75	(12)	(12)	(37)
(f) Other adjustments	2,589	386	109	379
IFRS - Values Attributable to Controlling Stockholders	**147,255**	**5,684**	**8,982**	**3,459**
IFRS - Values Attributable to Minority Stockholders	12,519	536	(792)	219
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**159,774**	**6,220**	**8,190**	**3,678**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and reversal of the Amortization of Goodwill on BRGAAP.

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Managerial Financial Margin The sum of the Financial Margin with Clients and the Financial Margin with the Market. Recurring Managerial Return on Average Equity – Annualized Obtained by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders’ or Board meetings. Recurring Managerial Return on Average Assets – Annualized Obtained by dividing the Recurring Managerial Result by the Average Assets. Coverage Ratio Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days. Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Recurring Managerial Result per Share Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place. Dividends and Interest on Own Capital Net of Taxes Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders’ Equity. Market Capitalization Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period. Tier I Capital Ratio The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets. Cost of Credit Composed of the Result from Loan Losses, Impairment and Discounts Granted. Managerial Financial Margin Financial margin with clients Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the assets margin, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at the SELIC interest rate. Financial margin with the market Includes treasury banking, which manages mismatches between assets and liabilities—Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Mix of Products Change in the composition of credit risk assets between periods. Average asset portfolio Includes the portfolio of credit and private securities net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods. Asset spreads Variations in the spreads on credit risk assets between periods. Annualized average rate of financial margin with clients Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate. Credit Quality NPL Ratio (over 90 days) Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue. NPL Creation The balance of loans that became more than 90 days overdue during the quarter. Cost of Credit over Total Risk Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters. Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Underwriting Margin The sum of earned premiums, retained claims and selling expenses. Combined Ratio The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums. Credit Portfolio Loan-to-Value Ratio of the amount of financing to the value of the underlying real estate. Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is the most restrictive of the two methodologies. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of aperpetual nature, which meet the eligibility requirements. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions related to the credit risk exposure (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capital requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders’ Equity on the last day of the period by the number of outstanding shares. Itaú Unibanco Holding S.A. 36

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of March 31, 2021, on which we issued an unmodified review report dated May 3, 2021, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at March 31, 2021.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2021, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May 3, 2021

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

37

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1Q 21 Complete financial statements March 31, 2021

Management Report 1Q21

Recurrent managerial income

R$ 6.4 bi

Managerial ROE

18.5%

Composition or recurrent managerial income per business



Credit
42%
Capital Surplus & Trading
5%
6,398
Total
53%
Services & Insurance
in millions of Reais

Non-interest expense

3.2 % VS. MAR/20

R$ 12.4 bi

Number of shareholders
in thousands



206
349
493
1Q19
1Q20
1Q21

Credit portfolio[1]
in billions of Reais



+18.7%
+15.0%
664.2
788.3
906.4
215.6
238.1
261.3
79.2
104.5
128.3
202.7
250.2
279.0
166.7
195.6
237.8
1Q19
1Q20
1Q21
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America

(1) Includes financial guarantees provided and corporate securities

Dear reader

After a year in which society as a whole experienced changes in habits, moving activities from the physical space to the digital one, we have reached the year 2021 with an even clearer vision of the place where we want to be for our customers: that of a digital bank with the convenience of in-branch service.

When we talk about the convenience of in-branch service, we are referring to proximity, to in-depth knowledge and the constant monitoring of customers' demands. We believe that these factors, together with timeliness and the coverage provided by new technology solutions incorporated into the digitization of the bank, are imperative if we are to remain the customer's choice and become the option for consumers who do not yet do business with us.

Building on the experience acquired during the crisis brought on by the Covid-19 pandemic, we began the year with greater certainty about our four levers of transformation: customer satisfaction, people management, efficiency and digital transformation. They have been put to the test and, once again, they have shown themselves to be a sound strategy.

To begin with, we wish to highlight examples from the first quarter of 2021 that strengthen our conviction that when we address the customer's needs with good service, this is positively reflected in the results of the business. Worthy of note is the personal loan portfolio, which grew by 9.8% in the first quarter of the year in comparison with the same period of the previous year, driven by real estate and vehicle loans.

Individual loan portfolio grows 2.2% in the quarter

Mortgage

The real estate credit / GDP ratio indicates enormous growth potential in Brazil.

R$ 10.7 bi

credit granted in the quarter

^ 208%
1Q21 vs. 1Q20

mortgage loans balance
(R$ in millions)



35.4
47.2
62.4
mar/16
mar/20
mar/21

^ 32.4%
vs. mar/20

^ 12.0%
CAGR vs. mar/16

share of 1Q21 sales channels

32% high-income client agencies | 29% brokers | 25% agencies and Uniclass | 14% partners and developers

highlights and real estate actions

- R$ 334 thousand average value
- interest rate that accompanies savings
- 41.9% loan-to-value
- credit for clients with financed property - lower interest rates and longer term
- 30 points Global NPS in business
- digital hiring

Vehicle loans
R$ 4.2 bi

credit origination for vehicles for individuals in the quarter



29.3
9.9
19.4
37.5
13.2
24.4
mar/20
mar/21

^ 27.9%
total

^ 32.5%
corporate

^ 25.6%
individuals

vehicle highlights and actions

- **R$ 41.1 thousand** average value (individuals)
- **59%** loan-to-value (individuals)
- **17.7 thousand** points of sale served
- **30%** on digital channels
- financing of **hybrid and electric vehicles**
- **68 NPS** Global points



41

Another material issue is the creation of the Agro segment for clients of the wholesale bank. This segmentation is setting the stage for an agenda of strong growth in the years ahead, based on identifying the demands of farming customers while aligning with our principles of sustainable development.

Agricultural clients



38.6
41.8
46.7
1Q19
1Q20
1Q21

NPS 71 total agro 84 farmers

Main actions and challenges

- Expansion of the sales team and geographical coverage
- Evolution of the service model > specialization
- Development of new agro products and structures: green products, trading, agro consulting
- Migration of the operations treadmill (IBBA to Itaú) so that we can scale up the operations with farmers

It is also important to highlight the acceleration of digitalization of the bank and its internal processes, as well as the interest and demand of customers for agile and self-service solutions; high rates of availability and excellence in service quality are a way of no return to remain in the choice of users.

Expansion of services in digital channels and digitalization developments

+ 65 new self-service deployments reduced 6.2 million transactions on physical channels

- **23 million digital individual customers** and 1.2 million digital corporate customers
- **+ 16% of customers** using digital channels every month and on a recurring basis (2020 vs. 2019)
- **the efficiency ratio of digital channels reached 15%** in 2020
- 52% of accouts were opened on digital channels
  +64% compared to March 2020
- **54% of hires[1] (individuals) were made through digital channels**
  +70% compared to March 2020

Performance indicators on digital channels

	2019	2020	2022 target
acquisition of new account holders	1 MM	2 MM	3.0MM
% of revenue	22%	25%	35%
% transfers and payments	72%	76%	80%
NPS mobile (individuals) points	72 pts	74 pts	79 pts

We constantly monitor the changes in consumer behavior and habits, in order to better understand our customers' demands.

By observing how increasingly abrupt changes are becoming part and parcel of our customers' daily lives, we can see that the future of our business depends on us having a much wider and continuous approach to new consumption habits in general. To that end, we undertook a study with the aim of answering the following question: how did the pandemic affect consumer behavior in 2020? The outcome of this endeavor is the Consumption Behavior Analysis which will now be published quarterly as a product of the culture of customer centricity and our data-oriented approach. Evaluating an extensive range of information has been the way forward for us to obtain an in-depth understanding of who our customers are and to address with greater agility their expectations and the peculiarities of the new consumption times.

(1) Considers: credit, payroll, tailor-made, renegotiation, investments, funds, cdb, savings, pension, exchange, capitalization, credit card, consortium, lis, installment of invoice and insurance card, residential, travel, life and credit life .
(2) Undertaken based on data related to purchases throughout the year using credit and debit cards issued by the bank and sales closed by Rede; organized by the Strategy and Data Engineering Directorate in partnership with the Payments area

42

Key takeaways from the study Consumption began to pick up, commencing in the 3rd quarter. 2020 ended with sales up by only 3.2% than in 2019. Payments using technology Contactless Payments (NFC) saw accumulated growth of 326% in the year. The average amount spent per transaction in stores grew by 6.9% over 2019. 50.4% of online purchases Average spending by men were by women per transaction is 23.9% greater than that for women New standards and hobbies Spending on urban transport and tourism fell, respectively, by 38.6% and 43.8% in comparison with 2019. But spending on office furniture rose by 39%. In other household items, including Construction and Refurbishment materials; Decorative items; and Gardening and Floriculture items the increase was 29.8% . Also worthy of note are the sales of pet and veterinary services-related products, with growth of 13.2% . The pandemic has created new habits and hobbies in the search for new alternatives for engaging in physical exercise and for mental occupation. Bicycle sales grew by 54.4%, and streaming equipment, books, games and musical instruments, by 40.4% . While also observing behavioral changes in electronic commerce, data from Rede indicate that small and mid-size retailers have permanently adopted e-commerce in order to boost their business while continuing to press ahead with on-line selling, including during the Carnaval period, when there was an increase of 176% in invoicing from sales in the virtual environment, in relation to the same period of 2020. We are developing different solutions for services and for getting closer to customers to provide them with a full banking experience. In March, we launched a new service channel on WhatsApp, exclusive to customers wishing to renegotiate debts and pay off in advance installments on loans, whether or not in arrears. This channel allows individuals to regularize outstanding items, whatever the amount, renegotiating the rates and other conditions involving payment of loans raised from the bank. In this way, we want to make it easier for our customers to have access to the best offerings so that they can reorganize their finances, creating a viable payments schedule on a case-by-case basis, analyzing and understanding each individual situation. The idea is to encourage those in arrears to renegotiate before their financial situation becomes critical and generates restrictions that make it difficult for them to obtain new loans. Following the initial functionalities, we will expand the renegotiation services on this new channel in order to provide our customers convenience through payment reminders and second copies of payment slips, among others. Given the increasing desire for more fluid, personalized experiences, young people especially are realizing the growing importance of striving for independence in their personal finances. We are approaching young people in order to enhance the financial experience of that generation. We have embarked on campaigns, for example, on the TikTok social network, or by offering products that are compatible through digital experiences like iti, whose customer base has grown significantly. 43

Highlights iti Itaú + 2 million + 70% of the active base accounts opened in the first 3 months of 2021 with registered PIX key approximately 5 million 80% of the iti base account holders iwithout a relationship with Itaú current account Another example is the transformation of the way in which Credicard provides customer service. We are betting on the intensive use of data in order to learn more about the profiles of the almost 3 million customers of the brand, creating predictive models and personalizing the service experience. Since 2019, we have had a team 100% dedicated to the brand card. In 2020, we set up a predictive model that determines each customer’s degree of familiarity with using cell phone applications – the main self-service facilities channel for banking services. The customers were distributed in four groups, on a scale ranging from those more dependent on in-branch solutions, to those known as “digital-savvy”. In this way, the brand has empowered its service attendants to begin personalizing the experience of contact with the public, as well as enabling them to provide guidance for customers who find it difficult to use the online channels in a more assertive manner, according to their level of experience in the digital world. As a result, Credicard is the three-times Champion in the credit card category at the Reclame Aqui Awards. Annual and Extraordinary Meeting of Shareholders On April 27, 2021, we held the Annual and Extraordinary Meeting of Shareholders at which, among other issues pertaining to the forum, we deliberated1 on the following changes to the Board of Directors, the Audit Committee and the Statutory Audit Board: Election of Candido Botelho Bracher and Maria Helena dos Santos Fernandes de Santana to replace Gustavo Jorge Laboissière Loyola and José Galló. We have expanded our Multiple Trading Desk (Multimesas) management model with the arrival of Optimus. In April, we opened our first Itaú Asset Management office in the Leblon district of Rio de Janeiro city, the birthplace of the investment and distribution market in the state capital. To occupy this new space, we announced the expansion of our successful Multimesas management model with the arrival of the Optimus team under the leadership of Marcelo Mendes, which will have 12 asset management professionals consisting of managers, analysts and traders. Implemented in 2019, the Multimesas management model is a combination of the focus, independence and incentives of the independent asset managers, and the soundness of Itaú Unibanco. 44 (1) All approvals by the meeting of shareholders are subject to validation by the Central Bank.

Always in tune with the market and business opportunities, we have announced investment in the asset management Asset1. The investment, announced in February, will raise our shareholding to 15% in the asset management company founded in April 2020, which has already reached R$ 2.6 billion in assets under management. This announcement dovetails with our policy of keeping a close eye on the market and business opportunities.The decision is in line with our intention of expanding our participation in Brazil’s investment industry, which is attracting more and more Brazilians amidst a context of low interest rates and increasing interest in different products and allocations. In this way, it joins a series of other important initiatives the bank has taken to contribute to the development and democratization of investment products, in addition to providing its customers with the best experience. In partnership with Zapay, a startup specializing in regularizing and setting up installment plans for outstanding vehicle debits with the vehicle licensing bodies, iCarros is rolling out a payments functionality. The iCarros Check-up application, a car care platform on the iCarros portal, has rolled out yet another functionality that enables enquiries and payments (cash, or in up to 12 installments on credit cards) of vehicle debits like car tax (IPVA), fines, collective vehicle accident insurance(DPVAT ) and licensing, making daily life easier for drivers. In response to the public health crisis, Todos pela Saúde has become an institute dedicated to perpetuating actions in epidemiological surveillance. The Todos pela Saúde (ITpS) Institute was founded on February 21, 2021 with a mission to contribute to strengthening, as well as innovation, in healthcare surveillance in Brazil, and its emphasis is on supporting research and training of human resources in genomic epidemiology. The key point behind the creation of this organization is a development system with a predefined work program and managers dedicated to developing activities whose results can be incorporated and made available in order to assist with public policies. Regarding the health crisis in the Amazon: • Todos pela Saúde in partnership with Fundação Oswaldo Cruz enabled the distribution of 5 oxygen production plants for the public healthcare system in the state. In addition to the plants, around 6,000 hospital items were sent to the state, including pressure regulators, flow meters, nasal cannulas and oxygen therapy masks. • Rede exempted its customers in the state from card machine fees in January and February. Around five thousand retailers benefited from the automatic exemption, without their having to take any action. Furthermore, retailers were offered a 50% discount on the advance against receivables rate on installment sales, to strengthen their cash flow. Small and mid-size businesses with annual sales of up to R$ 30 million, as well as self-employed persons and very small entrepreneurs continue to enjoy the benefit of receiving within 2 days, with no advance payment fee, the proceeds of revolving credit sales – an exclusive condition from Rede in the acquiring market. To help our country get through this critical moment we are experiencing, we unite with our competitors in an action to fight hunger. 45

The pandemic and the economic crisis took Brazil to a critical situation and, at a time like this, we need to act. We, at Itaú Unibanco, are contributing R $ 37.5 million to the purchase and disposal of basic food baskets. Through under the coordination of Instituto Unibanco and Fundação Itaú, all funds raised will be distributed to two alliances chosen for their national scope of action: CUFA, with the campaign Mãe da Favela, and the Coalizão Negra por Direitos, with the campaign Tem Gente com Fome.

To participate:

Pix Key - Fundação Itaú: f0c4b230-e392-49bd-a994-3946c7fbbf00	or	**Agency** 2040 | **Current account** 03792-7 **Company Name:** Fundação Itaú para a Educação e Cultura

Together with the consulting company, Mais Diversidade, we have launched the 2021 edition of the LGBT+ Orgulho (LGBT+ Pride) call notice.

The Call Notice is looking for regionally representative projects that reflect Brazil's diverse geographical and cultural profiles. Registrations for the selection process are open until February to private individuals and legal entities, groups or collective entities already engaged in, or which intend to embark on, initiatives with the emphasis on vocational training and entrepreneurship, employability and generation of income that take into account respect and appreciation for LGBT + diversity throughout Brazil.

new web site

- **artificial** intelligence
- **translater Brazilian** sign language
- **interactive** dashboard
- **content** library

Visit our website
feitopara.vc/RI



And it doesn't stop there: our Integrated Annual Report has also changed. Now in an online version, it enables a practical and interactive browsing with complete and concise content.

Acesse nosso relatório online: https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/2020/

Payment of interest on Own Capital

We wish to advise our shareholders that the Board of Directors has approved payment by 12.31.2021 of the following income to shareholders, calculated on the final shareholding position registered on 03.25. 2021:

JCP – interest on own capital of R$ 0.05064 per share, with 15% withholding tax, resulting in net per-share interest of R$ 0.043044, with legal entities provenly tax-exempt or tax-immune excluded from this withholding.

In case of doubts please access www.itau.com.br/relacoes-com-investidores and follow the path: Fale com RI > Atendimento.

46

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ bilions	1T21	1T20	Variation
Income information			
Operating Revenues[1]	30.0	29.2	2.8%
Managerial Financial Margin	18.6	17.8	4.7%
Financial Margin with Clients	16.2	17.0	-5.1%
Financial Margin with the Market	2.5	0.8	223.8%
Commissions and Fees	9.6	9.5	0.5%
Revenues from Insurance, Pension Plans and Premium Bonds before Retained Claims and Selling Expenses	1.8	1.9	-3.0%
Cost of Credit	(4.1)	(10.1)	-59.2%
Non-interest Expenses	(12.4)	(12.1)	3.2%
Recurrent managerial income	6.4	3.9	63.6%
Net Income	5.4	3.4	59.2%
Recurring Managerial Return on Average Equity - Annualized[2]	18.5%	12.8%	5.7 p.p.

	1T21	1T20	Variation
Balance Sheet information			
Total Assets	2,125	1,982	7.2%
Total Loan Portfolio[3]	906.4	788.3	15.0%
NPL Ratio (90 days)	2.3%	3.1%	- 0.8 p.p.
Tier 1 Capital	13.0%	12.0%	1.0 p.p.

	1T21	1T20	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,769	9,751	0.2%
Net Income per Share - Basic - R$	0.55	0.35	58.9%
Book Value per Share - R$ (Outstanding on 03/31)	14.35	12.66	13.3%

	1T21	1T20	Variation
Others			
Branches	4,334	4,500	-3.7%
Physical and Client Service Branches (CSBs)	4,139	4,305	-3.9%
Digital Branches	195	195	0%
Employees (in thousands)	97,097	95,288	1.9%
Brazil	84,415	82,107	2.8%
Abroad	12,681	13,181	-3.8%

(1)The sum of Commissions and Fees and the Revenues from Insurance Transactions and Private Pensions before Retained Claims and Sales Expenses, net of Reinsurance. (2)The return is calculated by dividing the recurrent Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3)Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities. (4) Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

47

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the first quarter of 2021 in relation to the same period of 2020, unless otherwise indicated. In the firts quartes of 2021, our recurrent managerial income stood at R$ 6.4 billion, with an increase of 63.6% over the same period of the previous year. The recurring Return on Shareholders’ Equity was 18.5% . The highlight was growth of 15.0% in the total credit portfolio. We give below the growth of the portfolios in the main segments: • 9.8% for private individuals; • 22.7% in very small, small and middle market companies in Brazil; • 11.5% in large companies in Brazil; • 21.6% in our Latin America operations, affected primarily by exchange rate variance There was growth of 5% in credit origination in Brazil, namely: • 19% for private individuals; • 7% for large companies. There was an 11% reduction in credit origination for micro, small and medium-sized companies. This is because in the first two months of 2020 the demand for credit was at a high level. Portfolio growth notwithstanding, we suffered a reduction of 5.1% n the financial margin with clients. This positive effect was way more than offset on account of lower spread on credit products, lower use of revolving credit, higher use of secured credit products and the impact from interest rate fall on our working capital and liability margin. The financial margin with the market showed a growth of 223.8% compared to the first quarter of 2020, which was marked by the beginning of the Covid-19 pandemic and was affected by unexpected volatility. Revenues from services and insurance fell by 0.3% in the year. This reduction was due to lower revenues from acquiring activities, both in rental of machinery and in MDR (Merchant Discount Rates) (there was an increase in revenue, but with a greater participation of customers in the wholesale segment). It is worth pointing out that the volume of credit and debit transactions grew by 6.5% and 10.7%, respectively. In addition, we had a reduction in asset management, caused by lower revenue from performance fees, and lower revenue with current account services, driven by lower revenue from fees for transferring funds. These negative effects were partially offset by the 33.2% increase in revenue from advisory services and brokerage. The cost of credit decreased 59.2% in comparison to the same period last year. This can be attributed to the relevant change in the macroeconomic scenario as of the second half of March 2020, which, captured by our expected loss provisioning model, generated a higher allowance for loan losses in the first quarter of 2020. Strategic cost management continues to generate good results. In the annual comparison, there was a 0.8% reduction in costs in Brazil. It is worth mentioning that this reduction occurs even with our continuous investment in technology and business, which demonstrates our commitment to efficiency and productivity. In the consolidated, non-interest expenses grew 3.2%, basically impacted by the exchange rate variation of our operations in Latin America. 48

The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events. By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the first quarter of 2021: Tier I Capital Ratio Commom Equity Tier I (CET I) Additional Tier 1 Capital (AT1) On March 31, 2021, our Tier 1 Capital Ratio stood at 13.0%, 475 bps above the minimum regulatory level with capital buffers (8.25%) . Our Tier 1 Capital consists of 11.3% of Core Capital and 1.7% of Additional Tier 1 Capital. The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 56.3% in the average daily trading volume since 2019. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) +56.3% 2,450 2,146 1,193 1,567 1,180 B3 (ON+PN) 842 NYSE (ADR) 966 1,257 725 1Q19 1Q20 1Q21 (1) Mainly tax credits. 49

Additionally, our shares end the period quoted at R$ 27.97 (ITUB4 – preferred shares) and R$ 25.11 (ITUB3 – acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 501 313 290 295 269 nov-08 jun-09 feb-10 oct-10 jun-11 feb-12 oct-12 jun-13 feb-14 oct-14 nov-15 jul-16 jun-17 jan-18 aug-18 jul-19 dec-20 mar-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on April 29,2021). 50

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2021, we hired from the independent auditors the amount of R$ 76,542 thousand, of which R$ 72,523 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audit Related Services : February 25 and March 04 and 22 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A, Integrated Report and Consolidated Annual Report; on certain agreements signed with regulatory authorities and compliance with financial covenants. – R$ 3,384 thousand (4.67% of the external audit fees). • Tax Servicers: February 05 and 25 and March 04 – review of the calculations and tax settlement and compliance with tax regulations – R$ 630 thousand (0.87% of the external audit fees). • Other Services: February 05 – training acquisition. – R$ 5 thousand (0.01% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to March 2021, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: (www.itau.com.br/relacoes-com-investidores > Results and Reports > Results Center 51

ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS Co-Chairmen Pedro Moreira Salles Roberto Egydio Setubal Vice President Ricardo Villela Marino Members Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Candido Botelho Bracher (3) Fábio Colletti Barbosa Frederico Trajano Inácio Rodrigues Gustavo Jorge Laboissière Loyola (4) João Moreira Salles José Galló (4) Marco Ambrogio Crespi Bonomi Maria Helena dos Santos Fernandes de Santana (3) Pedro Luiz Bodin de Moraes AUDIT COMMITTEE Chairman Gustavo Jorge Laboissière Loyola Members Alexandre de Barros (5) Antonio Carlos Barbosa de Oliveira (6) Antonio Francisco de Lima Neto (6) Diego Fresco Gutierrez (6) Luciana Pires Dias Otavio Yazbek Ricardo Baldin (5) Rogério Carvalho Braga (5) Rogério Paulo Calderón Peres (6) BOARD OF EXECUTIVE OFFICERS Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho Officers and Members of the Executive Committee Alexandre Grossmann Zancani (7) Alexsandro Broedel Lopes (7) André Luís Teixeira Rodrigues (7) André Sapoznik (7) Carlos Fernando Rossi Constantini (7) Flavio Augusto Aguiar de Souza (7) Leila Cristiane Barboza Braga de Melo (7) Matias Granata (7) Pedro Paulo Giubbina Lorenzini (2) (7) Ricardo Ribeiro Mandacaru Guerra (7) Sergio Guillinet Fajerman (7) Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Daniel Sposito Pastore Emerson Macedo Bortoloto José Geraldo Franco Ortiz Júnior José Virgilio Vita Neto Paulo Sergio Miron Renato Barbosa do Nascimento Renato da Silva Carvalho Renato Lulia Jacob (1) Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes FISCAL COUNCIL Chairman José Caruso Cruz Henriques Members Alkimar Ribeiro Moura Artemio Bertholini (3) Eduardo Azevedo do Valle (4) Accountant Arnaldo Alves dos Santos CRC 1SP210058/O-3 (1) Group Head of Investor Relations and Market Intelligence. (2) Elected at the A/ESM of March 25, 2021, approved by BACEN in April 30, 2021. (3) Elected at the ASM of April 27, 2021, in phase of approval by BACEN. (4) Not reappointed to the position, according to the ASM of April 27, 2021, in phase of approval by BACEN. (5) Elected at the A/ESM of April 29, 2021, in phase of approval by BACEN. (6) Not reappointed to the position, according to the A/ESM of April 29, 2021, in phase of approval by BACEN. (7) Reelected to the position of Officer and Member of the Executive Committee, according to the A/ESM of April 29, 2021, in phase of approval by BACEN. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 52

ITAÚ UNIBANCO S.A. Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho (8) Officers and Members of the Executive Committee Alexandre Grossmann Zancani (4) Alexsandro Broedel Lopes (4) André Luís Teixeira Rodrigues (4) André Sapoznik (4) Carlos Fernando Rossi Constantini (4) Flávio Augusto Aguiar de Souza (4) Leila Cristiane Barboza Braga de Melo (4) Matias Granata (7) Pedro Paulo Giubbina Lorenzini (3) (4) Ricardo Ribeiro Mandacaru Guerra (4) Sergio Guillinet Fajerman (4) Officers Adriana Maria dos Santos Adriano Cabral Volpini Adriano Maciel Pedroti Alessandro Anastasi Alexandre Borin Ribeiro Álvaro de Alvarenga Freire Pimentel Álvaro Felipe Rizzi Rodrigues Ana Lúcia Gomes de Sá Drumond Pardo Andre Balestrin Cestare André Henrique Caldeira Daré André Mauricio Geraldes Martins (1) Andrea Carpes Blanco Atilio Luiz Magila Albiero Junior Badi Maani Shaikhzadeh Bruno Bianchi Bruno Machado Ferreira Carlos Augusto Salamonde Carlos Eduardo de Almeida Mazzei Carlos Eduardo Mori Peyser Carlos Henrique Donegá Aidar Carlos Orestes Vanzo (5) Carlos Rodrigo Formigari (5) Cristiano Guimarães Duarte (5) Cintia Carbonieri Fleury de Camargo Claudio César Sanches Cláudio José Coutinho Arromatte Daniel Nascimento Goretti Daniel Sposito Pastore Danilo Aleixo Caffaro Eduardo Cardoso Armonia Eduardo Corsetti Eduardo Esteban Mato Amorin Eduardo Hiroyuki Miyaki Eduardo Queiroz Tracanella Emerson Savi Junqueira Emilio Pedro Borsari Filho (2) Eric André Altafim Estevão Carcioffi Lazanha Fabiana Pascon Bastos Fábio Napoli Officers (continued) Fabio Rodrigo Villa (3) Fabíola Bianca Gonçalves Lima Marchiori Felipe de Souza Wey Felipe Sampaio Nabuco (3) Felipe Weil Wilberg Fernando Barçante Tostes Malta (5) Fernando Della Torre Chagas Fernando Julião de Souza Amaral Fernando Kontopp de Oliveira Flavio Ribeiro Iglesias Francisco Vieira Cordeiro Neto Gabriel Guedes Pinto Teixeira Gabriela Rodrigues Ferreira Guilhermo Luiz Bressane Gomes Gustavo Andres Gustavo Trovisco Lopes João Filipe Fernandes da Costa Araujo José de Castro Araújo Rudge Filho José Geraldo Franco Ortiz Junior José Virgilio Vita Neto Laila Regina de Oliveira Pena de Antonio Leandro Roberto Dominiquini Leon Gottlieb Lineu Carlos Ferraz de Andrade Luís Eduardo Gross Siqueira Cunha (5) Luís Fernando Staub Luiz Felipe Monteiro Arcuri Trevisan Luiz Fernando Butori Reis Santos Luiz Severiano Ribeiro Márcio Luís Domingues da Silva Marcos Alexandre Pina Cavagnoli Mário Lúcio Gurgel Pires Mario Magalhães Carvalho Mesquita Milena de Castilho Lefon Martins Moisés João do Nascimento Paula Magalhães Cardoso Neves (5) Pedro Barros Barreto Fernandes Renata Cristina de Oliveira Renato Cesar Mansur Renato da Silva Carvalho Renato Giongo Vichi (6) Renato Lulia Jacob Ricardo Nuno Delgado Gonçalves Rodnei Bernardino de Souza Rodrigo Jorge Dantas de Oliveira Rodrigo Rodrigues Baia Rogerio Vasconcelos Costa Rubens Fogli Netto (3) Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes Thales Ferreira Silva Thiago Luiz Charnet Ellero Valéria Aparecida Marretto Wagner Bettini Sanches (1) Elected at the ESM of February 23, 2021, approved by BACEN in April 7, 2021. (2) Resignation recorded: Officer Emilio Pedro Borsari Filho on April 16, 2021. (3) Elected at the ESM of April 16, 2021, in phase of approval by BACEN. (4) Relocated to the position of Officer and member of the Executive Committee, according to the A/ESM of April 30, 2021. (5) Relocated to the position of Officer, according to the A/ESM of April 30, 2021. (6) Elected at the A/ESM of April 30, 2021, in phase of approval by BACEN. (7) Member of the Executive Committee, according to the A/ESM of April 30, 2021. (8) Elected at the A/ESM of April 30, 2021 and member of the Executive Committee, in phase of approval by BACEN. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In millions of Reais)

Assets	Note	03/31/2021	12/31/2020
Current and Non-current assets		**2,087,728**	**2,076,112**
Cash		**39,369**	**46,224**
Interbank investments	**3b and 4**	**252,251**	**294,486**
Money market		178,300	237,859
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	884	1,074
Interbank deposits		73,067	55,553
Securities and derivative financial instruments	**3c, 3d and 5**	**734,593**	**712,070**
Own portfolio		292,668	302,624
Subject to repurchase commitments		81,121	49,270
Pledged in guarantee		8,891	14,287
Securities under resale agreements with free movement		49,942	40,378
Deposited with the Central Bank of Brazil		6,749	6,016
Derivative financial instruments		74,775	76,124
Assets guaranteeing technical provisions	8b	220,447	223,371
Interbank accounts		**137,254**	**134,260**
Pending settlement		45,918	44,171
Central Bank of Brazil deposits		91,317	90,059
National Housing System (SFH)		7	13
Correspondents		12	17
Interbranch accounts		**322**	**381**
Loan, lease and other credit operations	**6**	**687,447**	**659,149**
Operations with credit granting characteristics	3e	737,889	710,553
(Provision for Loan Losses)	3f	(50,442)	(51,404)
Other receivables		**233,326**	**226,606**
Current tax assets		8,757	10,103
Deferred tax assets	11b I	65,991	64,080
Sundry	10a	158,578	152,423
Other assets	**3g**	**3,166**	**2,936**
Assets held for sale		853	870
(Valuation allowance)		(505)	(539)
Unearned reinsurance premiums		11	7
Prepaid expenses	3g and 10c	2,807	2,598
Permanent assets		**37,089**	**36,474**
Investments	**3h**	**16,517**	**16,202**
Investments in associates and joint ventures		16,191	15,891
Other investments		535	520
(Allowance for losses)		(209)	(209)
Real estate	**3i and 13**	**6,405**	**6,493**
Fixed assets		4,399	4,360
Other fixed assets		15,501	15,323
(Accumulated depreciation)		(13,495)	(13,190)
Goodwill and Intangible assets	**3j, 3k and 14**	**14,167**	**13,779**
Goodwill		944	989
Intangible assets		31,520	29,692
(Accumulated amortization)		(18,297)	(16,902)
Total assets		**2,124,817**	**2,112,586**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 54

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2021	12/31/2020
Current and Non-current liabilities		**1,969,123**	**1,961,717**
Deposits	**3b and 7b**	**821,379**	**809,010**
Demand deposits		141,657	134,805
Savings deposits		183,265	179,470
Interbank deposits		4,743	3,430
Time deposits		491,630	491,234
Other deposits		84	71
Deposits received under securities repurchase agreements	**3b and 7c**	**261,774**	**280,541**
Own portfolio		81,028	48,470
Third-party portfolio		116,940	156,602
Free portfolio		63,806	75,469
Funds from acceptances and issuance of securities	**3b and 7d**	**140,351**	**136,638**
Real estate, mortgage, credit and similar notes		72,556	73,108
Foreign loans through securities		66,792	62,571
Funding from structured operations certificates		1,003	959
Interbank accounts		**52,518**	**51,202**
Pending settlement		50,595	50,862
Correspondents		1,923	340
Interbranch accounts		**9,094**	**7,945**
Third-party funds in transit		8,943	7,896
Internal transfer of funds		151	49
Borrowing and onlending	**3b and 7e**	**88,393**	**83,200**
Borrowing		77,590	71,744
Onlending		10,803	11,456
Derivative financial instruments	**3d and 5f**	**73,615**	**79,599**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**220,441**	**223,469**
Allowance for financial guarantees provided	**6c**	**802**	**754**
Provisions	**9b**	**17,137**	**16,250**
Other liabilities		**283,619**	**273,109**
Current tax liabilities	3n, 3p and 11c	8,470	9,357
Deferred tax liabilities	11b II	3,753	3,845
Subordinated debt	7f	46,492	49,419
Debt instruments eligible as capital	7f	30,095	25,497
Sundry	10d	194,809	184,991
Deferred income	**3q**	**3,346**	**3,163**
Capital		97,148	97,148
Capital reserves		2,021	2,323
Revenue reserves		44,953	40,734
Other comprehensive income	3c and 3d	(3,220)	(2,705)
(Treasury shares)		(533)	(907)
Total stockholders' equity of controlling shareholders	**15**	**140,369**	**136,593**
Non-controlling interests	15e	11,979	11,113
Total stockholders' equity		**152,348**	**147,706**
Total liabilities and stockholders' equity		**2,124,817**	**2,112,586**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 55

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
Income related to financial operations		**38,465**	**45,011**
Loan, lease and other credit operations		20,963	24,339
Securities and derivative financial instruments		17,518	21,139
Financial income related to insurance, pension plan and premium bonds operations		(333)	(4,777)
Foreign exchange operations		(104)	3,487
Compulsory deposits		421	823
Expenses related to financial operations		**(22,375)**	**(42,888)**
Money market		(12,739)	(24,359)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		333	4,807
Borrowing and onlending		(9,969)	(23,336)
Income related to financial operations before loan losses		**16,090**	**2,123**
Result of provision for loan losses	**6**	**(2,396)**	**(10,189)**
Expenses for provision for loan losses		(3,144)	(10,872)
Income related to recovery of credits written off as loss		748	683
Gross income related to financial operations		**13,694**	**(8,066)**
Other operating revenues (expenses)		**(5,778)**	**(1,453)**
Commissions and banking fees	10e	9,959	10,373
Result from insurance, pension plan and premium bonds operations		825	921
Personnel expenses	10f	(6,232)	(5,261)
Other administrative expenses	10g	(5,156)	(4,954)
Provision expenses	9b	(1,371)	(714)
Provision for lawsuits civil		(183)	(184)
Provison for labor claims		(1,142)	(534)
Provison for tax and social security obligations		1	(14)
Other risks		(47)	18
Tax expenses	3p and 11a II	(1,674)	(549)
Equity in earnings of associates, joint ventures and other investments		498	303
Other operating revenues		563	454
Other operating expenses	10h	(3,190)	(2,026)
Operating income		**7,916**	**(9,519)**
Non-operating income		**153**	**328**
Income before taxes on income and profit sharing		**8,069**	**(9,191)**
Income tax and social contribution	**3p and 11a I**	**(2,158)**	**12,659**
Due on operations for the period		(3,551)	(4,372)
Related to temporary differences		1,393	17,031
Profit sharing – Management Members - Statutory	**16b**	**(49)**	**(22)**
Non-controlling interests	**15e**	**(448)**	**(45)**
Net income		**5,414**	**3,401**
Earnings per share - Basic	**18**		
Common		0.55	0.35
Preferred		0.55	0.35
Earnings per share - Diluted	**18**		
Common		0.55	0.35
Preferred		0.55	0.35
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,810,249,528	4,792,863,835
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,840,038,363	4,820,538,297

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 56

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) Note 01/01 to 01/01 to 03/31/2021 03/31/2020 Consolidated net income 5,862 3,446 Financial assets at available for sale (1,506) (2,264) Change in fair value (3,137) (4,375) Tax effect 1,369 1,945 (Gains) / losses transferred to income statement 477 301 Tax effect (215) (135) Hedge (393) (2,402) Cash flow hedge 5f V 639 243 Change in fair value 1,210 465 Tax effect (571) (222) Hedge of net investment in foreign operation 5f V (1,032) (2,645) Change in fair value (1,973) (4,909) Tax effect 941 2,264 Remeasurements of liabilities for post-employment benefits (*) 2 11 Remeasurements 19 2 18 Tax effect—(7) Foreign exchange variation in foreign investments 1,382 3,076 Total other comprehensive income (515) (1,579) Total comprehensive income 5,347 1,867 Comprehensive income attributable to the owners of the parent company 4,899 1,822 Comprehensive income attributable to non-controlling interests 448 45 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company												
					Other comprehensive income								
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	362	(308)	-	-	-	-	-	-	54	1,249	1,303
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	562	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	(508)	-	(508)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	1,249	1,249
Other	-	-	-	(21)	-	-	-	-	-	(21)	-	(21)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	39	39	-	39
Total comprehensive income	-	-	-	-	(2,264)	11	3,076	(2,402)	3,401	1,822	45	1,867
Consolidated net income	-	-	-	-	-	-	-	-	3,401	3,401	45	3,446
Other comprehensive income	-	-	-	-	(2,264)	11	3,076	(2,402)	-	(1,579)	-	(1,579)
Appropriations:												
Legal reserve	-	-	-	170	-	-	-	-	(170)	-	-	-
Statutory reserves	-	-	-	2,420	-	-	-	-	(2,420)	-	-	-
Dividends	-	-	-	404	-	-	-	-	(850)	(446)	(514)	(960)
Balance at 03/31/2020	**97,148**	**(912)**	**1,671**	**29,730**	**(1,002)**	**(1,327)**	**5,050**	**(6,734)**	**-**	**123,624**	**11,641**	**135,265**
Change in the period	**-**	**362**	**(308)**	**(6,838)**	**(2,264)**	**11**	**3,076**	**(2,402)**	**-**	**(8,363)**	**780**	**(7,583)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Transactions with owners	-	374	(302)	-	-	-	-	-	-	72	505	577
Result of delivery of treasury shares	-	374	192	-	-	-	-	-	-	566	-	566
Recognition of share-based payment plans	-	-	(494)	-	-	-	-	-	-	(494)	-	(494)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	505	505
Other	-	-	-	(1)	-	-	-	-	-	(1)	-	(1)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	73	73	-	73
Total comprehensive income	-	-	-	-	(1,506)	2	1,382	(393)	5,414	4,899	448	5,347
Consolidated net income	-	-	-	-	-	-	-	-	5,414	5,414	448	5,862
Other comprehensive income	-	-	-	-	(1,506)	2	1,382	(393)	-	(515)	-	(515)
Appropriations:												
Legal reserve	-	-	-	270	-	-	-	-	(270)	-	-	-
Statutory reserves	-	-	-	3,784	-	-	-	-	(3,784)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(439)	(439)	(87)	(526)
Interest on capital	-	-	-	-	-	-	-	-	(994)	(994)	-	(994)
Balance at 03/31/2021	**97,148**	**(533)**	**2,021**	**44,953**	**(1,034)**	**(1,529)**	**7,655**	**(8,312)**	**-**	**140,369**	**11,979**	**152,348**
Change in the period	**-**	**374**	**(302)**	**4,219**	**(1,506)**	**2**	**1,382**	**(393)**	**-**	**3,776**	**866**	**4,642**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 58

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
Adjusted net income		**17,982**	**22,795**
Net income		5,414	3,401
Adjustments to net income:		12,568	19,394
Share-based payment		(438)	(439)
Adjustment to fair value of securities and derivative financial instruments (assets / liabilities)		(891)	534
Effects of changes in exchange rates on cash and cash equivalents		12,106	10,131
Provision for loan losses	6c	3,144	10,872
Interest and foreign exchange income related to operations with subordinated debt		6,885	14,555
Change in technical provisions for insurance, pension plan and premium bonds		2,337	3,075
Depreciation and amortization		1,285	1,202
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	222	242
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	1,402	705
Interest income related to deposits in guarantee	9b	(73)	(100)
Deferred taxes (excluding hedge tax effects)		1,001	(2,603)
Equity in earnings of associates, joint ventures and other investments		(498)	(303)
Income from foreign exchange and income related to available for sale securities		(9,260)	(11,728)
Income from foreign exchange and income related to held to maturity securities		(4,805)	(6,121)
Income from sale of available for sale financial assets		477	301
Income from sale of investments, assets held for sale and fixed assets		(63)	(76)
Income from non-controlling interests	15e	448	45
Other		(711)	(898)
Change in assets and liabilities		**(17,333)**	**5,682**
(Increase) / decrease in assets			
Interbank investments		32,019	(81,988)
Securities and derivative financial instruments (assets / liabilities)		(20,502)	(7,209)
Compulsory deposits with the Central Bank of Brazil		(1,258)	23,476
Interbank and interbranch accounts (assets / liabilities)		788	2,186
Loan, lease and other credit operations		(31,491)	(60,301)
Other receivables and other assets		1,335	(30,130)
(Decrease) / increase in liabilities			
Deposits		12,369	99,690
Deposits received under securities repurchase agreements		(18,767)	43,702
Funds from acceptances and issuance of securities		3,713	10,577
Borrowing and onlending		5,193	18,516
Technical provision for insurance, pension plan and premium bonds		(5,466)	(9,088)
Provisions and Other liabilities		7,787	(747)
Deferred income		183	588
Payment of income tax and social contribution		(3,236)	(3,590)
Net cash provided by / (used in) operating activities		**649**	**28,477**
Dividends / Interest on capital received from associates and joint ventures		8	20
Funds received from sale of available for sale securities		10,783	6,524
Funds received from redemption of held to maturity securities		8,494	1,304
(Purchase) / Disposal of Assets held for sale		123	67
Disposal of Investments		44	6
Disposal of Fixed assets		86	192
Termination of Intangible asset agreements		37	-
(Purchase) of Available for sale securities		(7,645)	(8,879)
(Purchase) of Held to maturity securities		(9,238)	(251)
(Purchase) of Investments		(20)	(24)
(Purchase) of Fixed assets	13	(298)	(289)
(Purchase) of Intangible assets	14	(940)	(958)
Net cash provided by / (used in) investing activities		**1,434**	**(2,288)**
Subordinated debt obligations raisings		2,728	3,149
Subordinated debt obligations redemptions		(7,942)	(911)
Change in non-controlling interests		460	1,062
Income from delivery of treasury shares	15a	510	493
Dividends and interest on capital paid to non-controlling interests		(42)	(327)
Dividends and interest on capital paid		(2,762)	(9,795)
Net cash provided by / (used in) financing activities		**(7,048)**	**(6,329)**
Net increase / (decrease) in cash and cash equivalents		**(4,965)**	**19,860**
Cash and cash equivalents at the beginning of the period		99,458	62,152
Effects of changes in exchange rates on cash and cash equivalents		(12,106)	(10,131)
Cash and cash equivalents at the end of the period	3a	82,387	71,881
Cash		39,369	38,276
Interbank deposits		5,598	3,355
Securities purchased under agreements to resell - Collateral held		37,420	30,250

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 59

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	Note	01/01 to 03/31/2021	01/01 to 03/31/2020
Income		**49,963**	**61,326**
Financial operations		40,859	59,439
Commissions and Banking Fees	10e	9,959	10,373
Result from insurance, pension plan and premium bonds operations		825	921
Result from loan losses	6	(2,396)	(10,189)
Other		716	782
Expenses		**(25,794)**	**(45,094)**
Financial operations		(22,375)	(42,888)
Other		(3,419)	(2,206)
Inputs purchased from third parties		**(3,793)**	**(3,672)**
Materials, energy and others	10g	(89)	(68)
Third-party services	10g	(1,278)	(1,187)
Other		(2,426)	(2,417)
Data processing and telecommunications	10g	(963)	(921)
Advertising, promotions and publication	10g	(252)	(261)
Installations		(407)	(430)
Transportation	10g	(68)	(94)
Security	10g	(184)	(172)
Travel expenses	10g	(9)	(52)
Other		(543)	(487)
Gross added value		**20,376**	**12,560**
Depreciation and amortization	10g	**(1,024)**	**(940)**
Net added value produced by the company		**19,352**	**11,620**
Added value received through transfer - Results of equity method		**498**	**303**
Total added value to be distributed		**19,850**	**11,923**
Distribution of added value		**19,850**	**11,923**
Personnel		**6,743**	**5,183**
Compensation		5,409	3,948
Benefits		1,089	1,031
FGTS – government severance pay fund		245	204
Taxes, fees and contributions		**6,906**	**2,952**
Federal		6,525	2,558
Municipal		381	394
Return on third parties' capital - Rent		**339**	**342**
Return on capital		**5,862**	**3,446**
Dividends and interest on capital		1,433	850
Retained earnings attributable to controlling shareholders		3,981	2,551
Retained earnings / (loss) attributable to non-controlling interests		448	45

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 60

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	03/31/2021	12/31/2020
Current and Non-current assets		**76,455**	**75,857**
Cash		**43**	**41**
Interbank investments	**3b and 4**	**67,447**	**66,254**
Money market		2,233	2,729
Interbank deposits		65,214	63,525
Securities and derivative financial instruments	**3c, 3d and 5**	**356**	**297**
Own portfolio		169	201
Derivative financial instruments		187	96
Other receivables		**8,564**	**9,224**
Current tax assets		3,557	3,500
Deferred tax assets		2,638	2,172
Income receivable		1,537	2,129
Deposits in guarantee of contingencies, provisions and legal obligations		71	78
Sundry		761	1,345
Other assets	**3g**	**45**	**41**
Prepaid expenses		45	41
Permanent assets		**138,358**	**134,542**
Investments	**3h and 12**	**138,358**	**134,542**
Investments in subsidiaries		138,358	134,542
Total assets		**214,813**	**210,399**

Liabilities and stockholders' equity			
Current and Non-current liabilities		**74,306**	**73,700**
Funds from acceptances and issuance of securities	**3b and 7d**	**8,594**	**7,898**
Foreign loans through securities		8,594	7,898
Derivative financial instruments	**3d and 5f**	**1,059**	**-**
Provisions		**227**	**226**
Other liabilities		**64,426**	**65,576**
Current tax liabilities	3n, 3p and 11c	387	92
Deferred tax liabilities		235	249
Social and statutory	7f	1,371	3,138
Subordinated debt		32,300	36,062
Debt instruments eligible as capital		30,095	25,497
Sundry		38	538
Stockholders' equity	**15**	**140,507**	**136,699**
Capital		97,148	97,148
Capital reserves		2,021	2,323
Revenue reserves		43,337	39,126
Other comprehensive income	3c and 3d	(1,466)	(991)
(Treasury shares)		(533)	(907)
Total liabilities and stockholders' equity		**214,813**	**210,399**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of Reais, except for number of shares and earnings per share information) Note 01/01 to 01/01 to 03/31/2021 03/31/2020 Income related to financial operations 6 1,310 Securities and derivative financial instruments 0 7 1,310 Foreign exchange operations (1)—Expenses related to financial operations 0 (846) (789) Money market (846) (789) Gross income related to financial operations (840) 521 Other operating revenues (expenses) 0 5,878 717 Personnel expenses 0 (35) (30) Other administrative expenses 0 465 (59) Provision expenses—20 Provision for lawsuits civil — Provison for tax and social security obligations—20 Tax expenses 11a II (6) (68) Equity in earnings of subsidiaries 12 5,465 867 Other operating revenues (expenses) 0 (11) (13) Operating income 0 5,038 1,238 Non-operating income 0—224 Income before taxes on income and profit sharing 0 5,038 1,462 Income tax and social contribution 3p 372 422 Due on operations for the period (106) (215) Related to temporary differences 478 637 Profit sharing – Management Members—Statutory (5) (4) Net income 5,405 1,880 Earnings per share—Basic Common 0.55 0.19 Preferred 0.55 0.19 Earnings per share—Diluted Common 0.55 0.19 Preferred 0.55 0.19 Weighted average number of outstanding shares—Basic Common 4,958,290,359 4,958,290,359 Preferred 4,810,249,528 4,792,863,835 Weighted average number of outstanding shares—Diluted Common 4,958,290,359 4,958,290,359 Preferred 4,840,038,363 4,820,538,297 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to 03/31/2021 03/31/2020 Net income 5,405 1,880 Financial assets at available for sale (1,460) (2,264) Tax effect—4 Associates / Subsidiaries (1,460) (2,268) Hedge (399) (911) Cash flow hedge 634 294 Tax effect—(3) Associates / Subsidiaries 634 297 Hedge of net investment in foreign operation (1,033) (1,205) Change in fair value (1,075)—Tax effect 521—Associates / Subsidiaries (479) (1,205) Remeasurements of liabilities for post-employment benefits (*) 2 11 Associates / Subsidiaries 2 11 Foreign exchange variation in foreign investments 1,382 3,093 Change in fair value 459 922 Tax effect—(19) Associates / Subsidiaries 923 2,190 Total other comprehensive income (475) (71) Total comprehensive income 4,930 1,809 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [(1)]		
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	362	(308)	-	-	-	-	-	-	54
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	(508)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	39	39
Total comprehensive income	-	-	-	-	(2,264)	11	3,093	(911)	1,880	1,809
Net income	-	-	-	-	-	-	-	-	1,880	1,880
Other comprehensive income	-	-	-	-	4	-	903	(3)	-	904
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,268)	11	2,190	(908)	-	(975)
Appropriations:										
Legal reserve	-	-	-	94	-	-	-	-	(94)	-
Statutory reserves	-	-	-	975	-	-	-	-	(975)	-
Dividends	-	-	-	404	-	-	-	-	(850)	(446)
Balance at 03/31/2020	**97,148**	**(912)**	**1,671**	**26,508**	**(1,002)**	**(1,327)**	**4,175**	**(2,372)**	**-**	**123,889**
Change in the period	**-**	**362**	**(308)**	**(8,338)**	**(2,264)**	**11**	**3,093**	**(911)**	**-**	**(8,355)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners	-	374	(302)	-	-	-	-	-	-	72
Result of delivery of treasury shares	-	374	192	-	-	-	-	-	-	566
Recognition of share-based payment plans	-	-	(494)	-	-	-	-	-	-	(494)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	73	73
Total comprehensive income	-	-	-	-	(1,460)	2	1,382	(399)	5,405	4,930
Net income	-	-	-	-	-	-	-	-	5,405	5,405
Other comprehensive income	-	-	-	-	-	-	459	(554)	-	(95)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(1,460)	2	923	155	-	(380)
Appropriations:										
Legal reserve	-	-	-	270	-	-	-	-	(270)	-
Statutory reserves	-	-	-	3,775	-	-	-	-	(3,775)	-
Dividends	-	-	-	-	-	-	-	-	(439)	(439)
Interest on capital	-	-	-	-	-	-	-	-	(994)	(994)
Balance at 03/31/2021	**97,148**	**(533)**	**2,021**	**43,337**	**(1,018)**	**(1,528)**	**6,787**	**(5,707)**	**-**	**140,507**
Change in the period	**-**	**374**	**(302)**	**4,211**	**(1,460)**	**2**	**1,382**	**(399)**	**-**	**3,808**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 64

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) Note 01/01 to 01/01 to 03/31/2021 03/31/2020 Adjusted net income 4,864 13,763 Net income 5,405 1,880 Adjustments to net income: (541) 11,883 Share-based payment (438) (439) Interest and foreign exchange expense related to operations with subordinated debt 5,827 13,812 Deferred taxes (478) (637) Equity in earnings of subsidiaries 12 (5,465) (867) Amortization of goodwill 11 11 Effects of changes in exchange rates on cash and cash equivalents 2 3 Change in assets and liabilities (60) (9,479) (Increase) / decrease in assets Interbank investments (1,689) (24,409) Securities and derivative financial instruments 1,000 6,893 Other receivables and Other assets 350 748 (Decrease) / increase in liabilities Funds from acceptances and issuance of securities 696 7,842 Provisions and Other liabilities (417) (542) Payment of income tax and social contribution—(11) Net cash provided by / (used in) operating activities 4,804 4,284 Dividends and interest on capital received 1,947 1,253 (Purchase) / disposal of Investments—700 Net cash provided by / (used in) investing activities 1,947 1,953 Subordinated debt obligations raisings 2,729 3,149 Subordinated debt obligations redemptions (7,720) (747) Income from delivery of treasury shares 510 493 Dividends and interest on capital paid (2,762) (9,795) Net cash provided by / (used in) financing activities (7,243) (6,900) Net increase / (decrease) in cash and cash equivalents (492) (663) Cash and cash equivalents at the beginning of the period 2,770 6,736 Effects of changes in exchange rates on cash and cash equivalents (2) (3) Cash and cash equivalents at the end of the period 3a 2,276 6,070 Cash 43 44 Securities purchased under agreements to resell—Collateral held 2,233 6,026 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 65

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) Note 01/01 to 01/01 to 03/31/2021 03/31/2020 Income 416 2,104 Financial operations 7 1,310 Other 409 794 Expenses (869) (787) Financial operations (846) (789) Other (23) 2 Inputs purchased from third parties 465 (58) Third-party services (11) (12) Advertising, promotions and publication (13) (16) Expenses for financial system services (8) (21) Other 497 (9) Gross added value 12 1,259 Deprecitation and amortization (11) (11) Net added value produced by the company 1 1,248 Added value received through transfer—Results of equity method 12 5,465 867 Total added value to be distributed 5,466 2,115 Distribution of added value 5,466 2,115 Personnel 26 19 Compensation 25 18 Benefits 1 1 Taxes, fees and contributions 35 215 Federal 35 215 Return on third parties’ capital—Rent—1 Return on capital 5,405 1,880 Dividends and interest on capital 1,433 850 Retained earnings for the period 3,972 1,030 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 66

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 03/31/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 03/31 of 2021 and 2020 for income statement (In millions of Reais, except information per share) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on May 03, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 67

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. With the entry into force of the BCB Resolution nº 2/2020, as from January 2021, the Balance Sheet accounts are presented in order of liquidity and enforceability. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 68

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				03/31/2021	12/31/2020	03/31/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	34.16%	34.16%	34.16%	34.16%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca[2]	Chilean Peso	Chile	Financial institution	39.22%	39.22%	39.22%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 69

c) Critical accounting estimates and judgments The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to the following topics: Topic Notes Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 17 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 14 Deferred income tax and social contribution 2c (V) and 11 Defined benefit pension plans 2c (VI) and 19 Contingent assets and liabilities, legal obligations and tax and social security obligations 2c (VII) and 9 Technical provisions for insurance, pension plan and premium bonds 2c (VIII) and 8 I. Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II. Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 17. III. Provision for loan losses—The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; and • Highest risk classification according to the operation, client, default, renegotiation, among others. The criteria for the provision for loan losses are detailed in Note 21. IV. Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: • Cash flows projected for periods of available forecasts and long-term assumptions for these flows; • Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 70

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. V. Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 11. VI. Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 19. VII. Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations—ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 9. VIII. Technical provisions for insurance, pension plan and premium bonds—technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 8. d) Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 4,001. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 546. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the partial spin-off of the investment was decided in XP INC to XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 71

ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A. in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. Itaú CorpBanca The Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22% . The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 72

Note 3 – Significant accounting policies a) Cash and cash equivalents—Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral Held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 73

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 74

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 14. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders—Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. m) Insurance, pension plan and premium bonds operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 75

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. n) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 76

o) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. s) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 77

Note 4 - Interbank investments

	03/31/2021						12/31/2020	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**147,745**	**30,172**	**159**	**224**	**178,300**	**70.6**	**237,859**	**80.7**
Collateral held [1]	31,145	9,551	159	224	41,079	16.3	55,863	19.0
Collateral repledge	112,174	4,629	-	-	116,803	46.2	155,825	52.8
Assets received as collateral with right to sell or repledge	10,727	4,629	-	-	15,356	6.1	24,157	8.2
Assets received as collateral without right to sell or repledge	101,447	-	-	-	101,447	40.1	131,668	44.6
Short position	4,426	15,992	-	-	20,418	8.1	26,171	8.9
Money market and Interbank deposits – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**884**	**-**	**-**	**-**	**884**	**0.4**	**1,074**	**0.4**
Interbank deposits	**54,278**	**8,373**	**2,492**	**7,924**	**73,067**	**29.0**	**55,553**	**18.9**
Total [2]	**202,907**	**38,545**	**2,651**	**8,148**	**252,251**	**100.0**	**294,486**	**100.0**
% per maturity date	80.4	15.3	1.1	3.2	100.0			
Total – 12/31/2020	**229,917**	**49,038**	**8,353**	**7,178**	**294,486**			
% per maturity date	78.1	16.7	2.8	2.4	100.0			

(1) *Includes R$ 10,763 (R$11,119 at 12/31/2020) related to Money market - Assets received as collateral with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.*

(2) *Includes a securities valuation allowance in the amount of R$ (10) (R$ (6) at 12/31/2020).*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 2,233 with maturity up to 30 days (R$ 2,729 at 12/31/2020), Interbank deposits, with no amount at the current period with maturity up to 30 days (R$ 8,408 at 12/31/2020), R$ 13,201 with maturity from 181 to 365 days (R$ 5,448 at 12/31/2020) and R$ 52,013 with maturity over 365 days (R$ 49,669 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 78

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	03/31/2021											12/31/2020
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**292,242**	**(831)**	**672**	**292,083**	**39.9**	**71,791**	**14,579**	**5,320**	**16,794**	**55,112**	**128,487**	**269,533**
Financial treasury bills	21,227	(1)	-	21,226	2.9	-	-	1,399	1,947	14,996	2,884	30,129
National treasury bills	130,463	(713)	(110)	129,640	17.7	67,541	-	3,795	14,725	21,444	22,135	100,008
National treasury notes	90,685	(87)	426	91,024	12.5	4,250	14,579	126	121	13,256	58,692	86,830
National treasury / Securitization	126	-	33	159	0.0	-	-	-	-	-	159	184
Brazilian external debt bonds	49,741	(30)	323	50,034	6.8	-	-	-	1	5,416	44,617	52,382
Government securities - abroad	**60,960**	**(26)**	**(484)**	**60,450**	**8.1**	**5,245**	**9,679**	**9,530**	**3,527**	**17,234**	**15,235**	**61,751**
Argentina	2,078	36	-	2,114	0.3	1,397	30	312	108	206	61	1,497
Chile	17,306	(7)	(143)	17,156	2.3	628	264	227	94	4,123	11,820	23,231
Colombia	6,796	(38)	(57)	6,701	0.9	132	788	155	204	2,364	3,058	8,089
Korea	5,470	-	(147)	5,323	0.7	-	-	-	387	4,936	-	3,936
Spain	5,477	-	(86)	5,391	0.7	-	606	1,275	549	2,961	-	4,870
United States	7,032	(17)	1	7,016	1.0	851	1,305	1,924	454	2,482	-	5,835
Italy	137	-	-	137	0.0	-	-	-	137	-	-	130
Mexico	12,562	(1)	3	12,564	1.7	1,503	4,557	5,386	1,101	-	17	10,232
Paraguay	3,271	-	(62)	3,209	0.4	661	1,791	97	332	103	225	2,950
Peru	8	-	-	8	0.0	-	-	-	-	-	8	4
Uruguay	823	1	7	831	0.1	73	338	154	161	59	46	977
Corporate securities	**107,157**	**(710)**	**(1,067)**	**105,380**	**14.3**	**16,972**	**2,099**	**4,707**	**4,715**	**11,057**	**65,830**	**98,842**
Shares	10,331	(702)	(528)	9,101	1.2	9,101	-	-	-	-	-	7,709
Rural product note	7,248	-	29	7,277	1.0	134	735	455	1,232	1,052	3,669	5,834
Bank deposit certificates	366	-	2	368	0.1	250	12	5	75	26	-	529
Real estate receivables certificates	5,348	-	(32)	5,316	0.7	-	-	230	13	23	5,050	5,347
Fund quotas	**5,738**	**(1)**	**(26)**	**5,711**	**0.7**	**5,711**	**-**	**-**	**-**	**-**	**-**	**4,990**
Credit rights	2,562	-	-	2,562	0.3	2,562	-	-	-	-	-	2,524
Fixed income	2,282	2	(26)	2,258	0.3	2,258	-	-	-	-	-	1,846
Variable income	894	(3)	-	891	0.1	891	-	-	-	-	-	620
Debentures	61,312	(4)	(630)	60,678	8.3	331	168	2,940	1,243	5,172	50,824	56,908
Eurobonds and other	7,397	(4)	95	7,488	1.0	31	503	373	877	2,502	3,202	7,607
Financial bills	1,833	-	2	1,835	0.2	139	52	23	523	387	711	1,438
Promissory notes	6,276	-	4	6,280	0.9	1,223	628	658	731	1,801	1,239	7,222
Other	1,308	1	17	1,326	0.2	52	1	23	21	94	1,135	1,258
PGBL / VGBL fund quotas (1)	**201,905**	-	-	**201,905**	**27.5**	**201,905**	**-**	**-**	**-**	**-**	**-**	**205,820**
Subtotal - securities	**662,264**	**(1,567)**	**(879)**	**659,818**	**89.7**	**295,913**	**26,357**	**19,557**	**25,036**	**83,403**	**209,552**	**635,946**
Trading securities	400,065	(1,567)	-	398,498	54.2	281,444	14,399	5,920	10,156	37,582	48,997	381,598
Available for sale securities	207,651	-	(879)	206,772	28.1	11,694	11,958	13,252	14,662	35,084	120,122	205,491
Held to maturity securities (2)	54,548	-	-	54,548	7.4	2,775	-	385	218	10,737	40,433	48,857
Derivative financial instruments	**46,714**	**28,061**	**-**	**74,775**	**10.2**	**11,316**	**4,647**	**4,738**	**17,927**	**7,784**	**28,363**	**76,124**
Total securities and derivative financial instruments (assets)	**708,978**	**26,494**	**(879)**	**734,593**	**100.0**	**307,229**	**31,004**	**24,295**	**42,963**	**91,187**	**237,915**	**712,070**
Derivative financial instruments (liabilities)	**(49,685)**	**(23,930)**	**-**	**(73,615)**	**-**	**(11,038)**	**(3,829)**	**(5,844)**	**(18,083)**	**(9,447)**	**(25,374)**	**(79,599)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ 2,315 (R$ 3,604 at 12/31/2020), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (190) (R$ (48) from 01/01 to 03/31/2020) of Financial assets available for sale. The income related to Securities and derivative financial instruments totaled R$ 1,183 (R$ 465 from 01/01 to 03/31/2020).

In the period, the result of Derivative financial instruments as well as Adjustment to fair Value of securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 79

b) Summary by portfolio

	03/31/2021							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**165,107**	**56,053**	**47,399**	**1,307**	**6,749**	**-**	**15,468**	**292,083**
Financial treasury bills	18,062	497	-	708	108	-	1,851	21,226
National treasury bills	113,279	12,627	15	560	1,288	-	1,871	129,640
National treasury notes	29,951	42,929	1,006	39	5,353	-	11,746	91,024
National treasury / Securitization	159	-	-	-	-	-	-	159
Brazilian external debt bonds	3,656	-	46,378	-	-	-	-	50,034
Government securities - abroad	**51,708**	**1,985**	**808**	**5,946**	**-**	**-**	**3**	**60,450**
Argentina	1,924	-	-	190	-	-	-	2,114
Chile	16,432	665	-	59	-	-	-	17,156
Colombia	5,686	-	808	207	-	-	-	6,701
Korea	3,749	-	-	1,574	-	-	-	5,323
Spain	3,527	-	-	1,864	-	-	-	5,391
United States	6,457	-	-	559	-	-	-	7,016
Italy	137	-	-	-	-	-	-	137
Mexico	11,084	-	-	1,480	-	-	-	12,564
Paraguay	1,876	1,320	-	10	-	-	3	3,209
Peru	8	-	-	-	-	-	-	8
Uruguay	828	-	-	3	-	-	-	831
Corporate securities	**75,853**	**23,083**	**1,735**	**1,638**	**-**	**-**	**3,071**	**105,380**
Shares	8,733	-	-	17	-	-	351	9,101
Rural product note	7,277	-	-	-	-	-	-	7,277
Bank deposit certificates	192	-	-	-	-	-	176	368
Real estate receivables certificates	5,296	-	-	-	-	-	20	5,316
Fund quotas	**5,389**	**-**	**-**	**128**	**-**	**-**	**194**	**5,711**
Credit rights	2,521	-	-	-	-	-	41	2,562
Fixed income	1,977	-	-	128	-	-	153	2,258
Variable income	891	-	-	-	-	-	-	891
Debentures	34,766	23,083	-	1,462	-	-	1,367	60,678
Eurobonds and other	5,720	-	1,735	31	-	-	2	7,488
Financial bills	967	-	-	-	-	-	868	1,835
Promissory notes	6,280	-	-	-	-	-	-	6,280
Other	1,233	-	-	-	-	-	93	1,326
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**201,905**	**201,905**
Subtotal - securities	**292,668**	**81,121**	**49,942**	**8,891**	**6,749**	**-**	**220,447**	**659,818**
Trading securities	161,117	20,646	1,863	1,918	4,404	-	208,550	398,498
Available for sale securities	115,369	60,475	15,483	6,973	2,345	-	6,127	206,772
Held to maturity securities	16,182	-	32,596	-	-	-	5,770	54,548
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**74,775**	**-**	**74,775**
Total securities and derivative financial instruments (assets)	**292,668**	**81,121**	**49,942**	**8,891**	**6,749**	**74,775**	**220,447**	**734,593**
Total securities and derivative financial instruments (assets) – 12/31/2020	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**76,124**	**223,371**	**712,070**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 80

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	03/31/2021										12/31/2020
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**172,057**	**(831)**	**171,226**	**43.0**	**66,388**	**13,642**	**4,933**	**8,903**	**32,835**	**44,525**	**153,646**
Financial treasury bills	21,155	(1)	21,154	5.3	-	-	1,399	1,893	14,979	2,883	30,111
National treasury bills	105,424	(713)	104,711	26.3	65,695	-	3,408	6,888	12,091	16,629	75,448
National treasury notes	44,042	(87)	43,955	11.0	693	13,642	126	121	5,765	23,608	45,035
Brazilian external debt bonds	1,436	(30)	1,406	0.4	-	-	-	1	-	1,405	3,052
Government securities - abroad	**8,204**	**(26)**	**8,178**	**1.9**	**2,027**	**588**	**549**	**285**	**3,091**	**1,638**	**8,232**
Argentina	2,063	36	2,099	0.5	1,397	30	312	107	206	47	1,482
Chile	1,367	(7)	1,360	0.3	628	264	-	3	4	461	843
Colombia	1,787	(38)	1,749	0.4	-	259	-	-	398	1,092	3,603
United States	2,728	(17)	2,711	0.7	-	-	229	-	2,482	-	2,085
Italy	137	-	137	0.0	-	-	-	137	-	-	130
Mexico	18	(1)	17	0.0	-	-	-	-	-	17	5
Paraguay	4	-	4	0.0	-	-	-	-	-	4	3
Peru	8	-	8	0.0	-	-	-	-	-	8	4
Uruguay	92	1	93	0.0	2	35	8	38	1	9	77
Corporate securities	**17,899**	**(710)**	**17,189**	**4.4**	**11,124**	**169**	**438**	**968**	**1,656**	**2,834**	**13,900**
Shares	5,795	(702)	5,093	1.3	5,093	-	-	-	-	-	3,403
Bank deposit certificates	280	-	280	0.1	241	12	5	-	22	-	219
Real estate receivables certificates	57	-	57	0.0	-	-	-	1	3	53	68
Fund quotas	**5,547**	**(1)**	**5,546**	**1.3**	**5,546**	**-**	**-**	**-**	**-**	**-**	**4,520**
Credit rights	2,562	-	2,562	0.6	2,562	-	-	-	-	-	2,524
Fixed income	2,091	2	2,093	0.5	2,093	-	-	-	-	-	1,376
Variable income	894	(3)	891	0.2	891	-	-	-	-	-	620
Debentures	2,223	(4)	2,219	0.6	53	-	150	88	410	1,518	2,479
Eurobonds and other	2,689	(4)	2,685	0.7	-	145	258	598	978	706	2,202
Financial bills	1,081	-	1,081	0.3	139	11	2	275	185	469	802
Other	227	1	228	0.1	52	1	23	6	58	88	207
PGBL / VGBL fund quotas	**201,905**	**-**	**201,905**	**50.7**	**201,905**	**-**	**-**	**-**	**-**	**-**	**205,820**
Total	**400,065**	**(1,567)**	**398,498**	**100.0**	**281,444**	**14,399**	**5,920**	**10,156**	**37,582**	**48,997**	**381,598**
% per maturity date					70.7	3.6	1.5	2.5	9.4	12.3	
Total – 12/31/2020	**380,559**	**1,039**	**381,598**	**100.0**	**220,174**	**9,455**	**42,843**	**23,161**	**35,432**	**50,533**	
% per maturity date					57.7	2.5	11.2	6.1	9.3	13.2	

At 03/31/2021, ITAÚ UNIBANCO HOLDING's portfolio comprises National treasury notes in the amount of R$ 169 with maturity over 365 days (R$ 201 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 81

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	03/31/2021										12/31/2020
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**70,334**	**672**	**71,006**	**34.4**	**2,760**	**937**	**387**	**7,891**	**11,559**	**47,472**	**71,874**
Financial treasury bills	72	-	72	0.0	-	-	-	54	17	1	18
National treasury bills	16,493	(110)	16,383	7.9	1,846	-	387	7,837	1,824	4,489	24,560
National treasury notes	38,039	426	38,465	18.7	914	937	-	-	7,491	29,123	33,572
National treasury / Securitization	126	33	159	0.1	-	-	-	-	-	159	184
Brazilian external debt bonds	15,604	323	15,927	7.7	-	-	-	-	2,227	13,700	13,540
Government securities - abroad	**52,243**	**(484)**	**51,759**	**25.2**	**3,086**	**9,091**	**8,826**	**3,038**	**14,143**	**13,575**	**52,999**
Argentina	15	-	15	0.0	-	-	-	1	-	14	15
Chile	15,939	(143)	15,796	7.6	-	-	227	91	4,119	11,359	22,388
Colombia	4,518	(57)	4,461	2.3	-	529	-	-	1,966	1,966	3,986
Korea	5,470	(147)	5,323	2.6	-	-	-	387	4,936	-	3,936
Spain	5,477	(86)	5,391	2.6	-	606	1,275	549	2,961	-	4,870
United States	4,304	1	4,305	2.1	851	1,305	1,695	454	-	-	3,750
Italy	-	-	-	0.0	-	-	-	-	-	-	-
Mexico	12,544	3	12,547	6.1	1,503	4,557	5,386	1,101	-	-	10,227
Paraguay	3,267	(62)	3,205	1.6	661	1,791	97	332	103	221	2,947
Uruguay	709	7	716	0.3	71	303	146	123	58	15	880
Corporate securities	**85,074**	**(1,067)**	**84,007**	**40.4**	**5,848**	**1,930**	**4,039**	**3,733**	**9,382**	**59,075**	**80,618**
Shares	4,536	(528)	4,008	1.9	4,008	-	-	-	-	-	4,306
Rural product note	7,248	29	7,277	3.5	134	735	455	1,232	1,052	3,669	5,834
Bank deposit certificates	86	2	88	0.0	9	-	-	75	4	-	310
Real estate receivables certificates	1,125	(32)	1,093	0.5	-	-	-	-	1	1,092	1,010
Fund quotas of fixed income	191	(26)	165	0.1	165	-	-	-	-	-	470
Debentures	59,089	(630)	58,459	28.2	278	168	2,790	1,155	4,762	49,306	54,429
Eurobonds and other	4,692	95	4,787	2.3	31	358	115	279	1,524	2,480	5,403
Financial bills	752	2	754	0.4	-	41	21	248	202	242	636
Promissory notes	6,276	4	6,280	3.0	1,223	628	658	731	1,801	1,239	7,222
Other	1,079	17	1,096	0.5	-	-	-	13	36	1,047	998
Total	**207,651**	**(879)**	**206,772**	**100.0**	**11,694**	**11,958**	**13,252**	**14,662**	**35,084**	**120,122**	**205,491**
% per maturity date					5.7	5.8	6.4	7.1	17.0	58.0	
Total – 12/31/2020	**202,377**	**3,114**	**205,491**	**100.0**	**19,531**	**10,061**	**16,642**	**19,111**	**29,268**	**110,878**	
% per maturity date					9.5	4.9	8.1	9.3	14.2	54.0	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 82

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 131 (R$ 119 at 12/31/2020) is included in the carrying value, not considered in results.

	03/31/2021									12/31/2020	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**49,851**	**91.5**	**2,643**	**-**	**-**	**-**	**10,718**	**36,490**	**52,282**	**44,013**	**47,712**
National treasury bills	8,546	15.7	-	-	-	-	7,529	1,017	8,395	-	-
National treasury notes	8,604	15.8	2,643	-	-	-	-	5,961	9,821	8,223	9,664
Brazilian external debt bonds	32,701	60.0	-	-	-	-	3,189	29,512	34,066	35,790	38,048
Government securities - abroad	**513**	**0.9**	**132**	**-**	**155**	**204**	**-**	**22**	**521**	**520**	**527**
Colombia	491	0.9	132	-	155	204	-	-	486	500	493
Uruguay	22	-	-	-	-	-	-	22	35	20	34
Corporate securities	**4,184**	**7.6**	**-**	**-**	**230**	**14**	**19**	**3,921**	**4,060**	**4,324**	**4,222**
Real estate receivables certificates	4,166	7.6	-	-	230	12	19	3,905	4,042	4,269	4,167
Eurobonds and other	16	-	-	-	-	-	-	16	16	2	2
Other	2	-	-	-	-	2	-	-	2	53	53
Total	**54,548**	**100.0**	**2,775**	**-**	**385**	**218**	**10,737**	**40,433**	**56,863**	**48,857**	**52,461**
% per maturity date			5.1	-	0.7	0.5	19.7	74.0			
Total – 12/31/2020	**48,857**	**100.0**	**6,568**	**-**	**2,547**	**543**	**37**	**39,162**	**52,461**		
% per maturity date			13.4	-	5.2	1.2	0.1	80.1			

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 83

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,703 (R$ 14,964 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 84

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	03/31/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Assets											
Swaps – adjustment receivable	13,503	23,837	37,340	50.0	165	531	916	2,987	6,177	26,564	46,019
Option agreements	19,174	3,288	22,462	30.0	2,830	2,529	1,743	13,646	1,060	654	20,161
Forwards	8,508	(7)	8,501	11.4	6,517	502	839	162	4	477	1,959
Credit derivatives	(221)	477	256	0.3	1	1	1	20	24	209	156
NDF - Non Deliverable Forward	5,543	162	5,705	7.6	1,539	1,084	1,234	1,106	496	246	7,596
Other Derivative Financial Instruments	207	304	511	0.7	264	-	5	6	23	213	233
Total	**46,714**	**28,061**	**74,775**	**100.0**	**11,316**	**4,647**	**4,738**	**17,927**	**7,784**	**28,363**	**76,124**
% per maturity date					15.1	6.2	6.3	24.0	10.4	38.0	
Total – 12/31/2020	**43,376**	**32,748**	**76,124**	**100.0**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	

	03/31/2021										12/31/2020
	Cost	**Adjustments to fair value (in income / stockholders' equity)**	**Fair value**	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**
Liabilities											
Swaps – adjustment payable	(16,316)	(20,927)	(37,243)	50.5	(366)	(1,007)	(1,042)	(3,159)	(8,206)	(23,463)	(51,789)
Option agreements	(21,638)	(3,009)	(24,647)	33.5	(3,390)	(1,759)	(3,649)	(14,131)	(862)	(856)	(20,347)
Forwards	(6,602)	(2)	(6,604)	9.0	(6,136)	-	-	(2)	-	(466)	(905)
Credit derivatives	(312)	19	(293)	0.4	-	-	-	(10)	(9)	(274)	(76)
NDF - Non Deliverable Forward	(4,797)	34	(4,763)	6.5	(1,146)	(1,053)	(1,152)	(774)	(362)	(276)	(6,426)
Other Derivative Financial Instruments	(20)	(45)	(65)	0.1	-	(10)	(1)	(7)	(8)	(39)	(56)
Total	**(49,685)**	**(23,930)**	**(73,615)**	**100.0**	**(11,038)**	**(3,829)**	**(5,844)**	**(18,083)**	**(9,447)**	**(25,374)**	**(79,599)**
% per maturity date					15.0	5.2	7.9	24.6	12.8	34.5	
Total – 12/31/2020	**(47,485)**	**(32,114)**	**(79,599)**	**100.0**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	

The result of derivative financial instruments in the period totaled R$ 7,095 (R$ (2,903) from 01/01 to 03/31/2020).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Interest, in asset position totaled R$ 150 (R$ 69 at 12/31/2020) with maturity from 31 to 180 days. The market values related to Swaps contract positions, involving Foreign currency, in liabilitie position totaled R$ 1,059 (with no amount at 12/31/2020) with maturity from 0 to 30 days. The market values related to Options contract positions, involving Shares, in asset position totaled R$ 37 (R$ 27 at 12/31/2020), distributed R$ 4 with maturitiy from 181 to 365 days (R$ 4 at 12/31/2020) and R$ 33 with maturitiy over 365 days (R$ 23 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 85

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	03/31/2021	12/31/2020	03/31/2021	03/31/2021	03/31/2021	12/31/2020
Future contracts	**671,851**	**781,453**	-	-	-	-
Purchase commitments	**263,070**	**338,165**	-	-	-	-
Shares	10,714	8,300	-	-	-	-
Commodities	1,317	1,170	-	-	-	-
Interest	222,691	304,454	-	-	-	-
Foreign currency	28,348	24,241	-	-	-	-
Commitments to sell	**408,781**	**443,288**	-	-	-	-
Shares	8,703	7,535	-	-	-	-
Commodities	2,730	2,201	-	-	-	-
Interest	354,017	397,157	-	-	-	-
Foreign currency	43,331	36,395	-	-	-	-
Swap contracts			**(2,813)**	**2,910**	**97**	**(5,770)**
Asset position	**1,335,675**	**1,442,449**	**13,503**	**23,837**	**37,340**	**46,019**
Commodities	3,466	278	(29)	174	145	1
Interest	1,311,558	1,423,134	9,745	22,867	32,612	41,983
Foreign currency	20,651	19,037	3,787	796	4,583	4,035
Liability position	**1,335,675**	**1,442,449**	**(16,316)**	**(20,927)**	**(37,243)**	**(51,789)**
Shares	163	108	(21)	4	(17)	(10)
Commodities	3,606	341	11	(146)	(135)	(9)
Interest	1,313,010	1,425,904	(12,110)	(20,883)	(32,993)	(47,696)
Foreign currency	18,896	16,096	(4,196)	98	(4,098)	(4,074)
Option contracts	**1,365,582**	**1,743,520**	**(2,464)**	**279**	**(2,185)**	**(186)**
Purchase commitments - long position	**156,965**	**133,404**	**15,321**	**4,309**	**19,630**	**16,109**
Shares	16,801	12,380	504	1,104	1,608	1,339
Commodities	496	356	19	32	51	27
Interest	74,430	53,061	35	34	69	57
Foreign currency	65,238	67,607	14,763	3,139	17,902	14,686
Commitments to sell - long position	**544,817**	**743,573**	**3,853**	**(1,021)**	**2,832**	**4,052**
Shares	22,746	14,659	914	119	1,033	790
Commodities	220	75	4	(3)	1	1
Interest	449,325	659,826	360	10	370	2,460
Foreign currency	72,526	69,013	2,575	(1,147)	1,428	801
Purchase commitments - short position	**84,448**	**131,551**	**(18,301)**	**(4,276)**	**(22,577)**	**(15,816)**
Shares	17,587	13,080	(481)	(1,095)	(1,576)	(1,467)
Commodities	774	899	(29)	(34)	(63)	(46)
Interest	4,764	57,770	(12)	(263)	(275)	(299)
Foreign currency	61,323	59,802	(17,779)	(2,884)	(20,663)	(14,004)
Commitments to sell - short position	**579,352**	**734,992**	**(3,337)**	**1,267**	**(2,070)**	**(4,531)**
Shares	18,184	13,200	(640)	(124)	(764)	(680)
Commodities	412	246	(16)	10	(6)	(4)
Interest	491,715	653,376	(377)	64	(313)	(2,295)
Foreign currency	69,041	68,170	(2,304)	1,317	(987)	(1,552)
Forward operations	**16,866**	**23,989**	**1,906**	**(9)**	**1,897**	**1,054**
Purchases receivable	**3,585**	**18,666**	**3,618**	**(3)**	**3,615**	**885**
Shares	455	304	455	(4)	451	301
Interest	3,130	584	3,163	1	3,164	584
Foreign currency	-	17,778	-	-	-	-
Purchases payable obligations	-	-	**(3,163)**	-	**(3,163)**	**(584)**
Interest	-	-	(3,163)	-	(3,163)	(584)
Sales receivable	**6,796**	**1,132**	**4,890**	**(4)**	**4,886**	**1,074**
Shares	1,451	770	1,438	(4)	1,434	766
Interest	1	-	3,452	-	3,452	308
Foreign currency	5,344	362	-	-	-	-
Sales deliverable obligations	**6,485**	**4,191**	**(3,439)**	**(2)**	**(3,441)**	**(321)**
Interest	3,439	308	(3,439)	-	(3,439)	(308)
Foreign currency	3,046	3,883	-	(2)	(2)	(13)
Credit derivatives	**26,342**	**20,060**	**(533)**	**496**	**(37)**	**80**
Asset position	**16,929**	**15,877**	**(221)**	**477**	**256**	**156**
Shares	2,175	2,796	(54)	141	87	88
Commodities	21	19	-	1	1	1
Interest	14,733	13,062	(167)	335	168	67
Liability position	**9,413**	**4,183**	**(312)**	**19**	**(293)**	**(76)**
Shares	2,291	1,154	(79)	22	(57)	(34)
Commodities	3	3	-	-	-	-
Interest	7,119	3,026	(233)	(3)	(236)	(42)
NDF - Non Deliverable Forward	**294,242**	**313,463**	**746**	**196**	**942**	**1,170**
Asset position	**135,741**	**156,542**	**5,543**	**162**	**5,705**	**7,596**
Commodities	2,323	1,715	456	(39)	417	262
Foreign currency	133,418	154,827	5,087	201	5,288	7,334
Liability position	**158,501**	**156,921**	**(4,797)**	**34**	**(4,763)**	**(6,426)**
Commodities	584	975	(41)	6	(35)	(38)
Foreign currency	157,917	155,946	(4,756)	28	(4,728)	(6,388)
Other derivative financial instruments	**6,966**	**6,585**	**187**	**259**	**446**	**177**
Asset position	**6,083**	**5,352**	**207**	**304**	**511**	**233**
Shares	263	126	-	4	4	2
Interest	5,820	5,224	207	36	243	174
Foreign currency	-	2	-	264	264	57
Liability position	**883**	**1,233**	**(20)**	**(45)**	**(65)**	**(56)**
Shares	717	799	(16)	(19)	(35)	(37)
Interest	141	434	(4)	(25)	(29)	(19)
Foreign currency	25	-	-	(1)	(1)	-
		Asset	**46,714**	**28,061**	**74,775**	**76,124**
		Liability	**(49,685)**	**(23,930)**	**(73,615)**	**(79,599)**
		Total	**(2,971)**	**4,131**	**1,160**	**(3,475)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	03/31/2021	12/31/2020
Future contracts	224,055	235,177	95,656	116,963	671,851	781,453
Swap contracts	19,986	139,114	220,076	956,499	1,335,675	1,442,449
Option contracts	326,529	321,171	682,860	35,022	1,365,582	1,743,520
Forwards	9,365	6,559	505	437	16,866	23,989
Credit derivatives	994	2,351	9,187	13,810	26,342	20,060
NDF - Non Deliverable Forward	111,504	98,650	55,682	28,406	294,242	313,463
Other derivative financial instruments	3	428	1,031	5,504	6,966	6,585

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 86

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 03/31/2021 NDF—Non Other Future Swap Option Credit derivative Forwards Deliverable contracts contracts contracts derivatives financial Forward instruments Stock exchange 671,851 697,321 1,245,166 10,297 6,240 71,174—Over-the-counter market—638,354 120,416 6,569 20,102 223,068 6,966 Financial institutions—555,179 79,195 5,367 20,102 101,256 5,466 Companies—77,750 39,805 1,202—120,763 1,500 Individuals—5,425 1,416 — 1,049—Total 671,851 1,335,675 1,365,582 16,866 26,342 294,242 6,966 Total – 12/31/2020 781,453 1,442,449 1,743,520 23,989 20,060 313,463 6,585 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 87

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2021			12/31/2020		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(11,260)	4,147	(7,113)	(8,501)	3,705	(4,796)
TRS	(10,935)	-	(10,935)	(7,854)	-	(7,854)
Total	**(22,195)**	**4,147**	**(18,048)**	**(16,355)**	**3,705**	**(12,650)**

The effect of the risk received on the reference equity (Note 21c) was R$105 (R$ 86 at 12/31/2020).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 88

V - Hedge accounting

I) Cash flow - the purpose of this hedge of **ITAÚ UNIBANCO HOLDING CONSOLIDATED** is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	03/31/2021					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	77,463	(518)	(518)	78,269	(518)
Hedge of assets transactions	4,100	-	10	10	4,110	10
Hedge of asset-backed securities under repurchase agreements	28,789	-	16	16	29,814	16
Hedge of assets denominated in UF	21,575	-	(36)	(36)	21,611	(36)
Hedge of funding	-	1,808	(6)	(6)	1,803	(6)
Hedge of loan operations	318	-	10	10	308	12
Foreign exchange risk						
Hedge of highly probable forecast transactions	427	-	(94)	76	427	(94)
Total	**55,209**	**79,271**	**(618)**	**(448)**	**136,342**	**(616)**

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327		12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,314	-	(105)	52	1,314	(105)
Total	**85,115**	**103,936**	**(1,770)**	**(1,654)**	**176,683**	**(1,773)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 89

Hedge Instruments	03/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	112,193	112	-	(492)	(492)	-	(16)
Swap	23,722	1,808	21,896	(30)	(32)	2	-
Foreign exchange risk [4]							
Futures	427	-	618	(94)	(94)	-	-
Total	**136,342**	**1,920**	**22,514**	**(616)**	**(618)**	**2**	**(16)**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk [4]							
Futures	17,117	5	298	(108)	(108)	-	-
Total	**176,683**	**2,158**	**17,304**	**(1,773)**	**(1,770)**	**(3)**	**(657)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (727) (R$ (1,728) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 90

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	03/31/2021						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,363	-	9,686	-	323	9,363	(326)
Hedge of funding	-	12,562	-	13,369	(807)	12,562	807
Hedge of available for sale securities	25,910	-	25,941	-	31	31,374	(4)
Total	**35,273**	**12,562**	**35,627**	**13,369**	**(453)**	**53,299**	**477**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 91

Hedge Instruments	03/31/2021				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	26,029	3,282	-	423	(8)
Other Derivatives	27,270	-	26,960	54	32
Total [2]	**53,299**	**3,282**	**26,960**	**477**	**24**

Hedge Instruments	12/31/2020				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total [2]	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

(1) Recorded under heading Derivative Financial Instruments.

(2) In the period, the amount of R$ 85 is no longer qualified as hedge, with effect on result of R$ 1 (R$ 457 at 12/31/2020, with effect on result of R$ (38) from 01/01 to 12/31/2020).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 92

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	03/31/2021					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	17,654	-	(14,708)	(14,708)	25,888	(14,823)
Total	**17,654**	**-**	**(14,708)**	**(14,708)**	**25,888**	**(14,823)**

Strategies	12/31/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(12,595)	(12,595)	24,619	(12,645)
Total	**15,277**	**-**	**(12,595)**	**(12,595)**	**24,619**	**(12,645)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 93

Hedge Instruments	03/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	41,752	510	-	(18,486)	(18,359)	(127)	-
Forward	(5,510)	5,499	-	626	616	10	-
NDF - Non Deliverable Forward	(10,325)	-	317	2,792	2,788	4	-
Financial Assets	(29)	29	-	245	247	(2)	-
Total	**25,888**	**6,038**	**317**	**(14,823)**	**(14,708)**	**(115)**	**-**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	44,186	-	150	(16,130)	(16,072)	(58)	-
Forward	(4,262)	4,474	-	558	552	6	-
NDF - Non Deliverable Forward	(15,196)	538	-	2,674	2,670	4	-
Financial Assets	(109)	109	-	253	255	(2)	-
Total	**24,619**	**5,121**	**150**	**(12,645)**	**(12,595)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 94

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	03/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	52,050	14,220	6,293	4,971	-	735	-	**78,269**
Hedge of highly probable forecast transactions	427	-	-	-	-	-	-	**427**
Hedge of assets transactions	4,110	-	-	-	-	-	-	**4,110**
Hedge of assets denominated in UF	14,093	7,518	-	-	-	-	-	**21,611**
Hedge of funding (Cash flow)	1,567	28	208	-	-	-	-	**1,803**
Hedge of loan operations (Cash flow)	269	39	-	-	-	-	-	**308**
Hedge of loan operations (Market risk)	2,795	1,948	1,246	746	749	1,879	-	**9,363**
Hedge of funding (Market risk)	380	554	1,391	199	785	6,669	2,584	**12,562**
Hedge of available for sale securities	7,134	710	1,621	2,431	3,365	14,351	1,762	**31,374**
Hedge of asset-backed securities under repurchase agreements	10,564	14,726	3,776	748	-	-	-	**29,814**
Hedge of net investment in foreign operations (*)	25,888	-	-	-	-	-	-	**25,888**
Total	**119,277**	**39,743**	**14,535**	**9,095**	**4,899**	**23,634**	**4,346**	**215,529**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,117	-	-	-	-	-	-	**17,117**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,214**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,573**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 95

g) **Sensitivity analysis (trading and banking portfolios)**

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2021 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.2)	(42.6)	(77.7)
Currency Coupon	Foreign Exchange Coupon Rates	-	(30.1)	(55.3)
Foreign Currency	Foreign Exchange Rates	(2.6)	88.5	266.7
Price Indices	Inflation Coupon Rates	(0.5)	(32.8)	(68.6)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(0.2)	103.7	210.3
Other	Exposures that do not fall under the definitions above	0.2	(14.3)	(41.2)
Total		**(3.3)**	**72.4**	**234.2**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2021 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(8.6)	(1,393.2)	(2,699.9)
Currency Coupon	Foreign Exchange Coupon Rates	(6.5)	(398.8)	(768.8)
Foreign Currency	Foreign Exchange Rates	1.6	68.7	223.6
Price Indices	Inflation Coupon Rates	0.9	(182.1)	(441.9)
TR	TR Coupon Rates	0.9	(79.2)	(194.0)
Equities	Prices of Equities	8.2	(106.6)	(210.8)
Other	Exposures that do not fall under the definitions above	0.2	(15.0)	(46.4)
Total		**(3.3)**	**(2,106.2)**	**(4,138.2)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 96

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	03/31/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**355,835**	**113,043**	**65,502**	**43,006**	**15,027**	**7,875**	**12,408**	**6,171**	**9,990**	**628,857**	**598,916**
Loans and discounted trade receivables	183,096	86,088	49,326	33,136	11,186	5,521	10,917	5,351	8,789	393,410	363,855
Financing	67,445	14,731	11,013	7,265	2,830	1,892	885	374	703	107,138	118,810
Farming financing	10,424	478	144	38	6	35	7	2	3	11,137	10,598
Real estate financing	94,870	11,746	5,019	2,567	1,005	427	599	444	495	117,172	105,653
Lease operations	**3,355**	**4,131**	**1,025**	**684**	**92**	**50**	**80**	**188**	**120**	**9,725**	**9,278**
Credit card operations	**574**	**78,684**	**3,772**	**3,415**	**902**	**548**	**517**	**437**	**3,136**	**91,985**	**95,008**
Advance on exchange contracts (1)	**4,583**	**382**	**195**	**60**	**205**	**17**	**33**	**26**	**-**	**5,501**	**5,250**
Other sundry receivables (2)	**119**	**172**	**134**	**57**	**16**	**9**	**157**	**686**	**471**	**1,821**	**2,101**
Total operations with credit granting characteristics	**364,466**	**196,412**	**70,628**	**47,222**	**16,242**	**8,499**	**13,195**	**7,508**	**13,717**	**737,889**	**710,553**
Financial guarantees provided (3)										**75,047**	**68,933**
Total with Financial guarantees provided	**364,466**	**196,412**	**70,628**	**47,222**	**16,242**	**8,499**	**13,195**	**7,508**	**13,717**	**812,936**	**779,486**
Total operations with credit granting characteristics at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 97

II – By maturity and risk level

	03/31/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1] [2]										
Falling due installments	-	-	**1,716**	**2,104**	**2,364**	**1,463**	**1,173**	**1,403**	**3,492**	**13,715**	**14,061**
01 to 30	-	-	78	93	103	67	57	67	201	666	597
31 to 60	-	-	67	181	86	130	49	60	175	748	627
61 to 90	-	-	71	93	88	54	55	60	176	597	515
91 to 180	-	-	184	236	212	165	134	165	459	1,555	1,453
181 to 365	-	-	279	358	345	243	227	279	725	2,456	2,430
Over 365 days	-	-	1,037	1,143	1,530	804	651	772	1,756	7,693	8,439
Overdue installments	-	-	**1,234**	**1,322**	**1,483**	**1,375**	**1,505**	**1,993**	**6,703**	**15,615**	**13,505**
01 to 14	-	-	12	36	33	25	22	29	76	233	222
15 to 30	-	-	1,005	203	237	190	344	275	218	2,472	1,007
31 to 60	-	-	217	874	250	213	179	121	260	2,114	1,810
61 to 90	-	-	-	140	775	286	251	163	287	1,902	1,437
91 to 180	-	-	-	69	188	497	560	1,309	974	3,597	3,202
181 to 365	-	-	-	-	-	164	149	96	4,497	4,906	5,538
Over 365 days	-	-	-	-	-	-	-	-	391	391	289
Subtotal (a)	-	-	**2,950**	**3,426**	**3,847**	**2,838**	**2,678**	**3,396**	**10,195**	**29,330**	**27,566**
Subtotal 12/31/2020	-	-	**2,023**	**2,780**	**3,705**	**2,381**	**2,848**	**2,760**	**11,069**	**27,566**	
	Non-overdue operations										
Falling due installments	**362,707**	**194,783**	**67,254**	**43,259**	**12,050**	**5,433**	**10,337**	**4,032**	**3,427**	**703,282**	**680,146**
01 to 30	40,282	42,296	7,941	5,791	1,619	498	5,158	577	493	104,655	78,053
31 to 60	19,396	17,635	3,930	2,974	692	187	102	70	179	45,165	52,351
61 to 90	21,177	13,650	4,151	2,421	483	148	156	68	208	42,462	40,074
91 to 180	42,184	26,855	8,778	5,845	1,113	478	309	186	332	86,080	83,715
181 to 365	58,242	28,787	11,489	7,643	1,847	792	2,832	325	477	112,434	93,285
Over 365 days	181,426	65,560	30,965	18,585	6,296	3,330	1,780	2,806	1,738	312,486	332,668
Overdue up to 14 days	1,759	1,629	424	537	345	228	180	80	95	**5,277**	**2,841**
Subtotal (b)	**364,466**	**196,412**	**67,678**	**43,796**	**12,395**	**5,661**	**10,517**	**4,112**	**3,522**	**708,559**	**682,987**
Subtotal - 12/31/2020	**340,273**	**197,751**	**68,932**	**41,427**	**9,959**	**5,427**	**9,695**	**5,911**	**3,612**	**682,987**	
Total Portfolio (a + b)	**364,466**	**196,412**	**70,628**	**47,222**	**16,242**	**8,499**	**13,195**	**7,508**	**13,717**	**737,889**	**710,553**
Existing allowance	**(2,151)**	**(1,896)**	**(1,278)**	**(5,025)**	**(6,839)**	**(3,543)**	**(8,495)**	**(7,498)**	**(13,717)**	**(51,244)**	**(52,158)**
Minimum	-	(981)	(702)	(1,395)	(1,584)	(2,544)	(6,573)	(5,232)	(13,717)	(32,728)	(33,662)
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(802)	(754)
Additional [4]	(2,151)	(915)	(576)	(3,630)	(5,255)	(999)	(1,922)	(2,266)	-	(17,714)	(17,742)
Existing current provision										**(23,571)**	**(21,294)**
Existing non-current provision										**(27,673)**	**(30,864)**
Total Portfolio at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	
Existing allowance at 12/31/2020	**(2,042)**	**(1,867)**	**(1,286)**	**(5,282)**	**(6,095)**	**(3,299)**	**(8,185)**	**(8,667)**	**(14,681)**	**(52,158)**	
Minimum	-	(987)	(705)	(1,303)	(1,325)	(2,339)	(6,257)	(6,065)	(14,681)	(33,662)	
Financial Guarantees Provided [3]	-	-	-	-	-	-	-	-	-	(754)	
Additional [4]	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 20,693 (R19,925 at 12/31/2020).

(3) Allowance for Financial Guarantees Provided recorded in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 98

III – By business sector

	03/31/2021	%	12/31/2020	%
Public Sector	**2,220**	**0.3%**	**3,787**	**0.5%**
Petrochemical and chemical	739	0.1%	2,360	0.3%
State and local governments	1,103	0.1%	1,125	0.2%
Sundry	378	0.1%	302	0.0%
Private sector	**735,669**	**99.7%**	**706,766**	**99.5%**
Companies	**382,774**	**51.9%**	**367,233**	**51.7%**
Sugar and alcohol	4,439	0.6%	4,569	0.6%
Agribusiness and fertilizers	24,855	3.4%	22,640	3.2%
Food and beverage	21,195	2.9%	21,043	3.0%
Banks and other financial institutions	16,133	2.2%	14,279	2.0%
Capital assets	5,366	0.7%	5,011	0.7%
Pulp and paper	2,963	0.4%	1,668	0.2%
Publishing and printing	1,631	0.2%	1,628	0.2%
Electronic and IT	7,745	1.0%	7,596	1.1%
Packaging	4,122	0.6%	3,196	0.4%
Energy and sewage	8,918	1.2%	9,007	1.3%
Education	3,197	0.4%	3,119	0.4%
Pharmaceuticals and cosmetics	9,136	1.2%	8,730	1.2%
Real estate agents	30,388	4.1%	29,457	4.1%
Entertainment and tourism	8,471	1.1%	8,409	1.2%
Wood and furniture	5,727	0.8%	4,969	0.7%
Construction materials	4,748	0.7%	4,593	0.6%
Steel and metallurgy	9,743	1.3%	10,199	1.4%
Media	760	0.1%	734	0.1%
Mining	5,805	0.8%	5,329	0.7%
Infrastructure work	9,548	1.2%	10,904	1.5%
Oil and gas (*)	9,268	1.3%	7,223	1.0%
Petrochemical and chemical	13,238	1.8%	12,764	1.8%
Health care	4,928	0.7%	5,005	0.7%
Insurance, reinsurance and pension plans	56	0.0%	54	0.0%
Telecommucations	2,342	0.3%	2,823	0.4%
Third sector	3,694	0.5%	3,656	0.5%
Tradings	3,459	0.5%	2,589	0.4%
Transportation	25,758	3.5%	25,809	3.6%
Domestic appliances	2,816	0.4%	2,894	0.4%
Vehicles and autoparts	15,353	2.1%	16,530	2.3%
Clothing and shoes	5,394	0.7%	5,277	0.7%
Commerce - sundry	28,621	3.9%	26,849	3.8%
Industry - sundry	11,526	1.6%	10,982	1.5%
Sundry services	52,121	7.1%	48,578	6.8%
Sundry	19,310	2.6%	19,120	2.7%
Individuals	**352,895**	**47.8%**	**339,533**	**47.8%**
Credit cards	90,083	12.2%	93,102	13.1%
Mortgage loans	108,158	14.7%	96,603	13.6%
Consumer loans / checking account	130,098	17.6%	126,345	17.8%
Vehicles	24,556	3.3%	23,483	3.3%
Grand total	**737,889**	**100.0%**	**710,553**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	03/31/2021		12/31/2020	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	27,159	(190)	27,190	(188)
Sundry bank guarantees	27,169	(371)	26,448	(357)
Other financial guarantees provided	9,017	(166)	8,248	(153)
Tied to the distribution of marketable securities by Public Offering	6,195	(3)	1,445	(1)
Restricted to bids, auctions, service provision or execution of works	3,252	(35)	3,543	(27)
Restricted to international trade of goods	1,499	(34)	1,295	(26)
Restricted to supply of goods	756	(3)	764	(2)
Total	**75,047**	**(802)**	**68,933**	**(754)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 99

b) Credit concentration

Loan, lease and other credit operations (*)	03/31/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	7,262	0.9	7,243	0.9
10 largest debtors	36,342	4.5	37,863	4.9
20 largest debtors	53,030	6.5	54,812	7.0
50 largest debtors	84,349	10.4	83,438	10.7
100 largest debtors	116,188	14.3	112,334	14.4

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (*)	03/31/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	17,270	1.7	13,145	1.4
10 largest debtors	69,705	7.1	73,609	7.8
20 largest debtors	102,884	10.4	107,100	11.3
50 largest debtors	159,649	16.2	164,323	17.3
100 largest debtors	213,198	21.6	214,907	22.6

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	03/31/2021	12/31/2020
Opening balance - 01/01	**(52,158)**	**(39,747)**
Net increase for the period	(3,144)	(30,140)
Minimum	(3,124)	(22,526)
Financial Guarantees Provided	(48)	105
Additional (1)	28	(7,719)
Write-Off	5,167	20,083
Other, mainly foreign exchange	(1,109)	(2,354)
Closing balance (2)	**(51,244)**	**(52,158)**
Minimum	(32,728)	(33,662)
Financial Guarantees Provided (3)	(802)	(754)
Additional	(17,714)	(17,742)
Existing provision	**(51,244)**	**(52,158)**
Provision delay	(10,563)	(10,618)
Provision aggravated	(10,911)	(11,364)
Provision potential	(29,770)	(30,176)

(1) In the period, the impact in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (368) (R$ (367) at 12/31/2020).

(3) Allowance for Financial Guarantees Provided, recorded in the Consolidated Balance Sheet.

At 03/31/2021, the balance of the provision regarding the loan portfolio is equivalent to 6.9% (7.3% at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 100

d) **Renegotiation of credits**

	03/31/2021			12/31/2020		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	36,896	(13,315)	36.1%	35,919	(12,490)	34.8%
(-) Renegotiated loans overdue up to 30 days[2]	(13,182)	2,858	21.7%	(12,684)	2,249	17.7%
Renegotiated loans overdue over 30 days[2]	23,714	(10,457)	44.1%	23,235	(10,241)	44.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$150 (R$ 146 at 12/31/2020).
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	03/31/2021					12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (Expenses)	Income (Expenses)
Restricted operations on assets								
Loan operations	-	8	124	5,745	5,877	6,784	693	1,616
Liabilities - restricted operations on assets								
Foreign loans through securities	-	8	123	5,745	5,876	6,784	(693)	(1,609)
Net revenue from restricted operations							-	7

At 03/31/2021 and 03/31/2020 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 101

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2021				12/31/2020			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	279	283	277	280	315	326	313	324
Working capital	896	895	908	908	1,297	1,299	1,310	1,312
Total	**1,175**	**1,178**	**1,185**	**1,188**	**1,612**	**1,625**	**1,623**	**1,636**

(1) Under Other liabilities Sundry.

(2) Assignment of operations that had already been written down to losses.

From 01/01 to 03/31/2021 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 403, net of the Provision for Loan Losses (R$ 65 from 01/01 to 03/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 102

g) Payroll funding 03/31/2021 12/31/2020 Risk levels AA A B C D E F G H Total Total Payroll funding 495 370 481 854 478 22 59 23 10 2,792 2,938 Existing allowance (1) — (1) (4) (7) (1) (4) (2) (2) (21) (17) (1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 103

Note 7 – Funding, borrowing and onlending

a) Summary

	03/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	388,905	75,198	48,466	308,810	821,379	809,010
Deposits received under securities repurchase agreements	201,694	2,560	1,112	56,408	261,774	280,541
Funds from acceptances and issuance of securities	4,441	21,060	19,906	94,944	140,351	136,638
Borrowing and onlending	7,544	25,791	27,657	27,401	88,393	83,200
Subordinated debt	-	15	13,140	63,432	76,587	74,916
Total	**602,584**	**124,624**	**110,281**	**550,995**	**1,388,484**	**1,384,305**
% per maturity date	43.4	9.0	7.9	39.7	**100.0**	
Total – 12/31/2020	**614,774**	**134,110**	**109,034**	**526,387**	**1,384,305**	
% per maturity date	44.5	9.7	7.9	37.9	**100.0**	

b) Deposits

	03/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**247,164**	**75,198**	**48,466**	**308,810**	**679,638**	**674,134**
Savings deposits	183,265	-	-	-	183,265	179,470
Interbank deposits	2,483	1,092	901	267	4,743	3,430
Time deposits	61,416	74,106	47,565	308,543	491,630	491,234
Non-interest bearing deposits	**141,741**	**-**	**-**	**-**	**141,741**	**134,876**
Demand deposits	141,657	-	-	-	141,657	134,805
Other deposits	84	-	-	-	84	71
Total	**388,905**	**75,198**	**48,466**	**308,810**	**821,379**	**809,010**
% per maturity data	47.3	9.2	5.9	37.6	**100.0**	
Total – 12/31/2020	**370,604**	**80,456**	**59,955**	**297,995**	**809,010**	
% per maturity date	45.8	9.9	7.4	36.8	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 104

c) Deposits received under securities repurchase agreements 03/31/2021 12/31/2020 Over 365 0—30 31—180 181—365 Total Total days Own portfolio 78,216 2,151 435 226 81,028 48,470 Government securities 55,356 ——55,356 24,032 Corporate Securities 21,243 ——21,243 20,773 Own issue 204 963 1 19 1,187 1,985 Foreign 1,413 1,188 434 207 3,242 1,680 Third-party portfolio 116,940 ——116,940 156,602 Free portfolio 6,538 409 677 56,182 63,806 75,469 Total 201,694 2,560 1,112 56,408 261,774 280,541 % per maturity date 77.1 1.0 0.4 21.5 100.0 Total – 12/31/2020 227,395 3,001 1,962 48,183 280,541 % per maturity date 81.0 1.1 0.7 17.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 105

d) Funds from acceptances and issuance of securities

	03/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**4,194**	**15,853**	**17,577**	**34,932**	**72,556**	**73,108**
Financial bills	2,883	9,414	12,580	15,851	40,728	43,589
Real estate credit bills	344	1,627	1,980	1,430	5,381	4,205
Rural credit bills	967	4,812	2,591	3,694	12,064	14,285
Guaranteed real estate bills	-	-	426	13,957	14,383	11,029
Securities obligations abroad	**211**	**4,698**	**2,247**	**59,636**	**66,792**	**62,571**
Brazil risk note programme	-	193	754	12,968	13,915	13,048
Structure note issued	197	705	1,109	4,304	6,315	6,220
Bonds	-	3,585	37	32,417	36,039	31,939
Fixed rate notes	12	48	-	5,697	5,757	6,685
Eurobonds	2	-	-	57	59	53
Mortgage notes	-	-	3	222	225	223
Other	-	167	344	3,971	4,482	4,403
Funding from structured operations certificates (*)	**36**	**509**	**82**	**376**	**1,003**	**959**
Total	**4,441**	**21,060**	**19,906**	**94,944**	**140,351**	**136,638**
% per maturity date	3.2	15.0	14.2	67.6	**100.0**	
Total – 12/31/2020	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	
% per maturity date	1.5	15.0	14.5	69.0	**100.0**	

(*) At 03/31/2021, the fair value of the funding from structured operations certificates issued is R$ 1,046 (R$ 1,018 at 12/31/2020).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 8,594, with maturity over 365 days (R$ 7,898 at 12/31/2020).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.75% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	03/31/2021	12/31/2020
Real estate loans	15,985	12,286
Government securities - Brazil	2	2
Total asset portfolio	**15,987**	**12,288**
Total adjusted asset portfolio	**15,987**	**12,287**
Liabilities for issue of LIGs	**14,383**	**11,029**
Remuneration of the Fiduciary Agent	**1**	**1**

II - Requirements of asset portfolio

	03/31/2021	12/31/2020
Breakdown	**100.0%**	**100.0%**
Sufficiency		
Notional amount	111.1%	111.4%
Present value under stress	100.1%	111.5%
Weighted average term		
Of the asset portfolio	138.7 monthly	138.8 monthly
Of outstandings LIGs	45.3 monthly	47.1 monthly
Liquidity		
Net assets	2	2

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 106

e) Borrowing and onlending 03/31/2021 12/31/2020 0-30 31-180 181-365 Over 365 days Total Total Borrowing 7,219 24,093 26,025 20,253 77,590 71,744 In Brazil 2,821 ——2,821 1,809 Foreign (*) 4,398 24,093 26,025 20,253 74,769 69,935 Onlending—In Brazil – official institutions 325 1,698 1,632 7,148 10,803 11,456 BNDES 171 811 902 4,546 6,430 6,779 FINAME 146 661 706 2,133 3,646 3,947 Other 8 226 24 469 727 730 Total 7,544 25,791 27,657 27,401 88,393 83,200 % per maturity date 8.5 29.2 31.3 31.0 100.0 Total – 12/31/2020 8,140 30,176 21,777 23,107 83,200 % per maturity date 9.8 36.3 26.2 27.7 100.0 (*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 107

f) Subordinated debt, including perpetual debts

	03/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365	Total	Total
Financial bills	-	15	-	5,730	5,745	5,536
Euronotes	-	-	13,144	19,070	32,214	35,981
(-) Transaction costs incurred (Note 3b)	-	-	(4)	(13)	(17)	(19)
Bonds	-	-	-	8,550	8,550	7,921
Debt instruments eligible as capital	-	-	-	30,095	30,095	25,497
Grand total	**-**	**15**	**13,140**	**63,432**	**76,587**	**74,916**
% per maturity date	0.0	0.0	17.2	82.8	**100.0**	
Total – 12/31/2020	**6,657**	**-**	**5,468**	**62,791**	**74,916**	
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with no amount at the current period (R$ 7,126 at 12/31/2020) with maturity from 31 to 180 days, R$ 13,219 (R$ 5,002 at 12/31/2020) with maturity from 181 to 365 days and R$ 19,081 (R$ 23,934 at 12/31/2020) with maturity over 365 days, totaling R$ 32,300 (R$ 36,062 at 12/31/2020), and Debt Instruments Eligible as Capital in the amount of R$ 30,095 (R$ 25,497 at 12/31/2020) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 108

Description						
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	03/31/2021	12/31/2020
Subordinated financial bills - BRL (*)						
	6	2011	2021	109.25% to 110.5% of CDI	15	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,690	5,484
	20			IGPM + 4.63%	40	38
				Total	**5,745**	**5,536**
Subordinated euronotes - USD (*)						
	1,000		2021	5.75%	-	5,361
	749	2011	2021	5.75% to 6.2%	2,918	3,891
	550	2012	2021	6.2%	3,134	2,858
	1,258		2022	5.5% to 5.65%	14,976	13,839
	1,870		2023	5.13%	10,845	9,762
	14	2017		6.12%	114	97
	10	2018		6.5%	56	51
	8	2019	2029	4.5%	55	50
	9	2020	Perpetual	4.6%	57	53
	7	2021	Perpetual	3.9%	42	-
				Total	**32,197**	**35,962**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	81	74
	180,350	2008	2033	3.50% to 4.92%	1,644	1,515
	97,962	2009	2035	4.75%	1,226	1,135
	1,060,250	2010	2032	4.35%	120	111
	1,060,250		2035	3.90% to 3.96%	276	255
	1,060,250		2036	4.48%	1,315	885
	1,060,250		2038	3.9%	958	1,215
	1,060,250		2040	4.15% to 4.29%	738	682
	1,060,250		2042	4.45%	360	332
	57,168	2014	2034	3.8%	470	434
				Total	**7,188**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	163	160
	146,000		2028	IPC + 2%	228	224
	689,272	2014	2024	LIB	971	899
				Total	**1,362**	**1,283**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	7,138	6,413
	740	2018	Perpetual	6.5%	4,225	3,916
	740	2019	2029	4.5%	4,285	3,865
	690	2020	Perpetual	4.6%	3,948	3,643
	495	2021	2031	3.9%	2,819	-
				Total	**22,415**	**17,837**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,155	2,143
	925			SELIC + 1.17% to 1.19%	931	963
	50		2028	CDI + 0.72%	52	52
	2,280		2029	CDI + 0.75%	2,395	2,379
	450	2020	2029	CDI + 2%	456	452
	106		2030	IPCA + 4.64%	112	109
	1,555		2030	CDI + 2%	1,579	1,562
				Total	**7,680**	**7,660**
Total					**76,587**	**74,916**

(*) Reference Equity on March 31, 2021 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 37,403 (R$ 40,499 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 109

Note 8—Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I—Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 110

II—Premium Bonds: · Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 111

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Unearned premiums (PPNG)	2,387	2,298	11	12	-	-	2,398	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	19	17	212,079	215,216	-	-	212,098	215,233
Redemptions and other unsettled amounts (PVR)	17	16	379	332	-	-	396	348
Financial surplus (PEF)	2	2	651	655	-	-	653	657
Unsettled claims (PSL)	514	515	75	68	-	-	589	583
Claims / events incurred but not reported (IBNR)	314	294	22	22	-	-	336	316
Administrative (PDA) and related expenses (PDR)	29	29	90	88	1	1	120	118
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,402	3,453	3,402	3,453
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	12	11	12	11
Other provisions	132	132	305	308	-	-	437	440
Total technical provisions (a)	**3,414**	**3,303**	**213,612**	**216,701**	**3,415**	**3,465**	**220,441**	**223,469**
Current	**2,627**	**2,537**	**579**	**526**	**3,415**	**3,465**	**6,621**	**6,528**
Non-current	**787**	**766**	**213,033**	**216,175**	**-**	**-**	**213,820**	**216,941**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Interbank investments	**228**	**322**	**242**	**179**	**414**	**573**	**884**	**1,074**
Securities and derivative financial instruments	**2,157**	**1,964**	**215,117**	**218,351**	**3,173**	**3,056**	**220,447**	**223,371**
PGBL / VGBL fund quotas (1)	**-**	**-**	**201,905**	**205,820**	**-**	**-**	**201,905**	**205,820**
Government securities - Brazil	-	-	158,081	161,222	-	-	158,081	161,222
National treasury bills, Financial treasury bills and National treasury notes	-	-	148,952	152,910	-	-	148,952	152,910
Repurchase agreements	-	-	9,129	8,312	-	-	9,129	8,312
Corporate securities	-	-	36,361	33,263	-	-	36,361	33,263
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	22,575	18,814	-	-	22,575	18,814
Financial bills	-	-	13,771	14,346	-	-	13,771	14,346
Other	-	-	15	103	-	-	15	103
PGBL / VGBL fund quotas	-	-	5,056	9,215	-	-	5,056	9,215
Other securities (2)	-	-	2,407	2,120	-	-	2,407	2,120
Other government securities and private securities	**2,157**	**1,964**	**13,212**	**12,531**	**3,173**	**3,056**	**18,542**	**17,551**
Receivables from insurance and reinsurance operations (3)	**1,169**	**1,204**	**-**	**-**	**-**	**-**	**1,169**	**1,204**
Credit rights	993	1,036	-	-	-	-	993	1,036
Other credit	176	168	-	-	-	-	176	168
Total Guarantee Assets (b)	**3,554**	**3,490**	**215,359**	**218,530**	**3,587**	**3,629**	**222,500**	**225,649**
Total Excess Coverage (b-a)	**140**	**187**	**1,747**	**1,829**	**172**	**164**	**2,059**	**2,180**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 112

Note 9—Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 113

II- Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	03/31/2021				12/31/2020
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(950)	-	(1,166)	(1,196)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**	**11,993**
Adjustment / Interest	59	123	-	182	673
Changes in the period reflected in results	183	1,142	47	1,372	3,546
Increase (*)	262	1,180	47	1,489	4,025
Reversal	(79)	(38)	-	(117)	(479)
Payment	(315)	(349)	(10)	(674)	(4,369)
Subtotal	**3,222**	**7,981**	**1,520**	**12,723**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 3n)	221	952	-	1,173	1,166
Closing balance	**3,443**	**8,933**	**1,520**	**13,896**	**13,009**
Current	**1,298**	**3,015**	**1,520**	**5,833**	**5,862**
Non-current	**2,145**	**5,918**	**-**	**8,063**	**7,147**
Closing balance at 12/31/2020	**3,511**	**8,015**	**1,483**	**13,009**	

(*) Includes, in the labor provision, the effects of the provision for restructuring (Note 22e).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 114

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	03/31/2021			12/31/2020
	Legal Obligation (Note 11c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**3,569**	**3,241**	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(71)	(71)	(68)
Subtotal	**3,569**	**3,170**	**6,739**	**8,198**
Adjustment / Interest	7	33	40	220
Changes in the period reflected in results	21	9	30	56
Increase	21	45	66	142
Reversal	-	(36)	(36)	(86)
Payment	-	(42)	(42)	(1,735)
Subtotal	**3,597**	**3,170**	**6,767**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	71	71	71
Closing balance	**3,597**	**3,241**	**6,838**	**6,810**
Current	**20**	**51**	**71**	**65**
Non-current	**3,577**	**3,190**	**6,767**	**6,745**
Closing balance at 12/31/2020	**3,569**	**3,241**	**6,810**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,786: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 995;

- PIS and COFINS – Calculation Basis – R$ 642: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 620.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 115

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,503 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 428 (R$ 389 at 12/31/2020). II—Tax and Social Security Obligations: The tax and social security obligations of possible loss totaled R$ 31,419 (R$ 31,330 at 12/31/2020), and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 6,438: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,803: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 4,168: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,416: the deductibility of goodwill for future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,545: cases in which the liquidity and the certainty of credits offset are discussed; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,350: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Disallowance of Losses – R$ 1,192: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 658: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 919 (R$ 919 at 12/31/2020) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 116

03/31/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 10a) 1,466 2,158 9,072 12,696 12,693 Investment fund quotas 591 292 84 967 987 Surety 68 63 3,928 4,059 4,012 Insurance bond 1,868 1,247 15,624 18,739 18,402 Guarantee by government securities 14—231 245 249 Total 4,007 3,760 28,939 36,706 36,343 ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 117

Note 10—Breakdown of accounts a) Other receivables—Sundry 03/31/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 103,393 97,627 Trading and intermediation of securities 25,895 28,254 Deposits in guarantee of contingencies, provisions and legal obligations (Note 9e) 12,696 12,693 Operations without credit granting characteristics, net of provisions 4,665 3,529 Income receivable 3,324 3,092 Sundry domestic 2,233 2,427 Receivables from insurance and reinsurance operations 1,419 1,322 Sundry foreign 1,556 717 Net amount receivables from reimbursement of provisions (Note 9d) 919 919 Assets of post-employment benefit plans (Note 19e) 581 585 Other 1,897 1,258 Total 158,578 152,423 Current 137,634 123,174 Non-current 20,944 29,249 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 118

b) Foreign exchange portfolio 03/31/2021 12/31/2020 Assets—other receivables (Note 10a) 103,393 97,627 Exchange purchase pending settlement – foreign currency 53,132 49,592 Bills of exchange and term documents – foreign currency 21 18 Exchange sale rights – local currency 50,892 48,334 (Advances received) – local currency (652) (317) Liabilities – other liabilities (Note 2a and Note 10d) 103,864 98,487 Exchange sales pending settlement – foreign currency 51,095 49,522 Liabilities from purchase of foreign currency – local currency 52,487 48,701 Other 282 264 Offsetting accounts 4,116 3,624 Outstanding import credits – foreign currency 2,469 2,057 Confirmed export credits – foreign currency 1,647 1,567 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 119

c) Prepaid expenses 03/31/2021 12/31/2020 Publicity and advertising 500 542 Commissions related to software maintenance 802 716 Commissions 296 268 Related to payroll loans 36 38 Related to insurance and pension plan 15 14 Related to vehicle financing 3 7 Other 242 209 Credit Card Operating Expenses 300 370 Legal Protection Insurance 111 118 Municipal Tax 86 3 Other 712 581 Total 2,807 2,598 Current 2,349 1,558 Non-current 458 1,040 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 120

d) Other liabilities—Sundry 03/31/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 103,864 98,487 Payment Transactions 35,857 41,808 Trading and intermediation of securities 19,937 15,046 Charging and collection of taxes and similar 8,016 224 Social and statutory 2,943 6,759 Transactions related to credit assignments (Note 6f) 1,185 1,623 Provisions for sundry payments 2,859 3,126 Sundry foreign 4,798 4,034 Sundry domestic 2,645 3,056 Personnel provision 2,103 1,901 Funds to be released 5,597 3,934 Obligations on official agreements and rendering of payment services 1,065 1,326 Liabilities from post-employment benefit plans (Note 19e) 2,090 2,083 Other 1,850 1,584 Total 194,809 184,991 Current 174,993 166,016 Non-current 19,816 18,975 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 121

e) Commissions and Banking Fees 01/01 to 01/01 to 03/31/2021 03/31/2020 Credit and debit cards 3,509 3,692 Current account services 1,915 2,053 Asset management 1,822 2,070 Funds 1,632 1,894 Consortia 190 176 Credit operations and Financial guarantees provided 657 679 Credit operations 363 337 Financial guarantees provided 294 342 Collection services 487 474 Advisory services and Brokerage 795 773 Custody services 151 137 Other 623 495 Total 9,959 10,373 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 122

f) Personnel expenses 01/01 to 01/01 to 03/31/2021 03/31/2020 Compensation (2,522) (2,362) Employees’ profit sharing (1,166) (948) Welfare benefits (1,074) (1,006) Payroll charges (833) (779) Dismissals (*) (587) (89) Training (15) (25) Share-based payment (Note 15f) (35) (52) Total (6,232) (5,261) (*) Includes the effects of the provision for restructuring (Note 22e). g) Other administrative expenses 01/01 to 01/01 to 03/31/2021 03/31/2020 Third party services (1,278) (1,187) Data processing and telecommunications (963) (921) Installations (746) (772) Depreciation and amortization (1,024) (940) Advertising, promotions and publicity (252) (261) Financial system services (262) (219) Security (184) (172) Transportation (68) (94) Materials (89) (68) Travel expenses (9) (52) Other (281) (268) Total (5,156) (4,954) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 123

h) Other operating expenses 01/01 to 01/01 to 03/31/2021 03/31/2020 Selling—credit cards (1,028) (1,209) Operations without no credit granting characteristics, net of provision (1,294) (86) Amortization of goodwill (132) (122) Claims losses (129) (138) Refund of interbank costs (89) (73) Other (518) (398) Total (3,190) (2,026) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 124

Note 11—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% (1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60% . a) Expenses for taxes and contributions I—Breakdown of Income tax and social contribution calculation: Due on operations for the period 01/01 to 01/01 to 03/31/2021 03/31/2020 Income before income tax and social contribution 8,069 (9,191) Charges (income tax and social contribution) at the rates in effect (3,631) 4,136 Increase / decrease in income tax and social contribution charges arising from: Equity income in affiliates and joint ventures 89 62 Foreign exchange variations on investments abroad 599 6,456 Interest on capital 665 726 Other nondeductible expenses net of non taxable income (*) (1,273) (15,752) Income tax and social contribution expenses (3,551) (4,372) Related to temporary differences Increase / (reversal) for the period 1,393 17,031 (Expenses) / Income from deferred taxes 1,393 17,031 Total income tax and social contribution expenses (2,158) 12,659 (*) Includes temporary (additions) and exclusions. II—Tax expenses: 01/01 to 01/01 to 03/31/2021 03/31/2020 PIS and COFINS (1,148) 65 ISS (352) (355) Other (174) (259) Total (1,674) (549) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (6) (R$ (68) from 01/01 to 03/31/2020) and are mainly composed of PIS and COFINS. III -Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 125

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	03/31/2021	12/31/2020	12/31/2020	Realization / Reversal	Increase	03/31/2021
Reflected in income			**62,622**	**(13,253)**	**15,056**	**64,425**
Provision for loan losses	73,136	73,421	31,560	(1,380)	1,399	31,579
Related to tax losses and social contribution loss carryforwards			5,245	(637)	2,437	7,045
Provision for profit sharing	2,065	4,377	1,903	(1,903)	907	907
Provision for devaluation of securities with permanent impairment	3,339	3,436	1,546	(208)	165	1,503
Adjustments to fair value of Trading securities and Derivative financial instruments	16,841	17,091	8,521	(8,521)	8,511	8,511
Adjustments of operations carried out on the futures settlement market	117	115	56	(56)	55	55
Goodwill on purchase of investments	827	829	345	(1)	1	345
Provisions	14,318	13,462	5,845	(307)	686	6,224
Civil lawsuits	3,222	3,294	1,331	(137)	103	1,297
Labor claims	7,842	6,927	3,056	(146)	558	3,468
Tax and social security obligations	3,254	3,241	1,458	(24)	25	1,459
Legal obligations	1,903	1,858	774	-	26	800
Provision related to health insurance operations	895	891	356	-	2	358
Other non-deductible provisions	15,962	14,569	6,471	(240)	867	7,098
Reflected in stockholders' equity			**1,458**	**(578)**	**686**	**1,566**
Adjustments to fair value of available for sale securities	1,587	175	60	-	686	746
Cash flow hedge	527	1,685	841	(578)	-	263
Post-employment benefits	1,239	1,240	557	-	-	557
Total (1) (2)	**132,756**	**133,149**	**64,080**	**(13,831)**	**15,742**	**65,991**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) Deferred Tax Assets are classified in their totality as Non-Current.

For ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,638 (R$ 2,172 at 12/31/2020) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 2,456 (R$ 1,979 at 12/31/2020), Administrative provisions of R$ 46 (R$ 77 at 12/31/2020), Provisions for legal, tax and social security obligations of R$ 69 (R$ 68 at 12/31/2020), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of trading securities and Derivative financial instruments of R$ 12 (R$ 1 at 12/31/2020), and Adjustments to fair value of available for sale securities of R$ 9 (R$ 1 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 126

II—The provision for deferred tax liabilities and its changes are represented by: Realization / 12/31/2020 Increase 03/31/2021 Reversal Reflected in income 3,305 (782) 993 3,516 Depreciation in excess – finance lease 145 (2)—143 Adjustment of deposits in guarantee and provisions 1,404 (1) 8 1,411 Post-employment benefits 180 (12) 1 169 Adjustments to fair value of trading securities and derivative financial instruments 148 (148) 32 32 Adjustments of operations carried out on the future settlement market 488 (488) 891 891 Other 940 (131) 61 870 Reflected in stockholders’ equity 540 (331) 28 237 Adjustments to fair value of available for sale securities 537 (331) 28 234 Post-employment benefits 3 — 3 Total (*) 3,845 (1,113) 1,021 3,753 (*) Deferred Tax Liabilities are classified in their totality as Non-Current. At ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 235 (R$ 249 at 12/31/2020) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 6 (R$ 6 at 12/31/2020), Adjustments to fair value of trading securities and derivative financial instruments of R$ 21 (R$ 47 at 12/31/2020), Adjustments to fair value of available for sale securities of R$ 31 (R$ 21 at 12/31/2020), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 177 (R$ 175 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 127

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2021	11,803	20.0%	2,909	41.3%	14,712	22.3%	65	100.0%	(296)	7.9%	14,481	23.2%
2022	17,072	29.0%	496	7.1%	17,568	26.6%	-	0.0%	(759)	20.2%	16,809	27.0%
2023	15,469	26.2%	558	7.9%	16,027	24.3%	-	0.0%	(74)	2.0%	15,953	25.6%
2024	3,784	6.4%	569	8.1%	4,353	6.6%	-	0.0%	(72)	1.9%	4,281	6.9%
2025	2,396	4.1%	581	8.2%	2,977	4.5%	-	0.0%	(114)	3.0%	2,863	4.6%
After 2025	8,422	14.3%	1,932	27.4%	10,354	15.7%	-	0.0%	(2,438)	65.0%	7,916	12.7%
Total	**58,946**	**100.0%**	**7,045**	**100.0%**	**65,991**	**100.0%**	**65**	**100.0%**	**(3,753)**	**100.0%**	**62,303**	**100.0%**
Present Value (*)	**54,925**		**6,487**		**61,412**		**64**		**(3,252)**		**58,224**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV- At 03/31/2021, deferred tax assets not accounted for correspond to R$ 1,901 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 128

c) Current tax liabilities 03/31/2021 12/31/2020 Taxes and contributions on income payable 2,046 3,455 Other taxes and contributions payable 2,827 2,333 Legal obligations (Note 9b IV) 3,597 3,569 Total 8,470 9,357 Current 4,295 5,374 Non-current 4,175 3,983 At ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 387 (R$ 92 at 12/31/2020) and it is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 371 (R$ 76 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 129

Note 12 - Investments - Change of investments - ITAÚ UNIBANCO HOLDING [1]

Companies	Functional currency	Balance at 12/31/2020						Changes from 01/01 to 03/31/2021										
		Book value								Equity in earnings of subsidiaries								
		Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria [2]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid/accrued [3]	Net income / (Loss)	Adjustments to investor criteria [2]	Unrealized results and other	Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]	Balance at 03/31/2021	Equity in earnings of subsidiaries from 01/01 to 03/31/2020
In Brazil		**125,351**	**1,366**	**862**	**(82)**	**-**	**127,497**	**-**	**(1,298)**	**4,505**	**(32)**	**550**	**5,023**	**616**	**(1,340)**	**(9,499)**	**120,999**	**278**
Itaú Unibanco S.A.		109,693	1,368	786	(43)	-	111,804	-	(1,258)	3,673	(30)	554	4,197	616	(1,184)	(9,499)	104,676	350
Banco Itaucard S.A.		9,718	1	6	(40)	-	9,685	-	(40)	440	-	(4)	436	-	(111)	-	9,970	(565)
Itaú Consultoria de Valores Mobiliários e Participações S.A.		2,189	-	-	-	-	2,189	-	-	82	-	-	82	-	(1)	-	2,270	104
Banco Itaú BBA S.A.		1,889	(3)	60	-	-	1,946	-	-	174	(2)	-	172	-	(45)	-	2,073	253
Itaú Corretora de Valores S.A.		1,862	-	10	1	-	1,873	-	-	136	-	-	136	-	1	-	2,010	136
Foreign		**5,288**	**1,530**	**-**	**(10)**	**237**	**7,045**	**(11)**	**(57)**	**548**	**-**	**(106)**	**442**	**401**	**40**	**9,499**	**17,359**	**589**
Itaú CorpBanca	Chilean peso	2,474	992	-	-	237	3,703	(11)	-	117	-	-	117	233	(45)	-	3,997	(13)
Banco Itaú Uruguay S.A.	Uruguayan peso	2,261	87	-	-	-	2,348	-	-	182	-	-	182	97	(5)	-	2,622	374
Other Participations		553	451	-	(10)	-	994	-	(57)	249	-	(106)	143	71	90	9,499	10,740	228
Grand total		**130,639**	**2,896**	**862**	**(92)**	**237**	**134,542**	**(11)**	**(1,355)**	**5,053**	**(32)**	**444**	**5,465**	**1,017**	**(1,300)**	**-**	**138,358**	**867**

(1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 171 (R$ 392 from 01/01 to 12/31/2020) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.

(3) Dividends approved and not paid are recorded as Income receivable.

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 3,139 (R$ 14,922 from 01/01 to 03/31/2020).

(5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital 03/31/2021 (%)	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,873	104,720	3,673	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Banco Itaucard S.A.	3,861	10,017	440	237,962,639,781	1,277,933,118	-	99.99%	99.99%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,400	2,270	82	548,954	1,097,907	-	100.00%	100.00%
Banco Itaú BBA S.A.	946	2,073	174	4,474,435	4,474,436	-	99.99%	99.99%
Itaú Corretora de Valores S.A.	802	2,010	136	27,482,523	811,503	-	99.99%	99.99%
Foreign								
Itaú CorpBanca	14,749	16,797	521	115,039,610,411	-	-	22.45%	22.45%
Banco Itaú Uruguay S.A.	573	2,622	182	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 130

Note 13 - Fixed assets

Fixed assets [1]	Anual depreciation rates	Cost	Depreciation	Impairment	03/31/2021 Residual	12/31/2020 Residual
Real Estate		**6,773**	**(3,695)**	**(110)**	**2,968**	**2,947**
Land	-	865	-	-	865	871
Buildings and Improvements	4% to 10%	5,908	(3,695)	(110)	2,103	2,076
Other fixed assets		**13,274**	**(9,800)**	**(37)**	**3,437**	**3,546**
Installations and Furniture and equipament	10% to 20%	3,166	(2,234)	(10)	922	924
Data processing systems	20% to 50%	8,100	(6,427)	(27)	1,646	1,768
Other [2]	10% to 20%	2,008	(1,139)	-	869	854
Total		**20,047**	**(13,495)**	**(147)**	**6,405**	**6,493**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 24, achievable by 2024

(2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 131

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**14,041**	**2,812**	**6,301**	**7,664**	**3,220**	**34,038**
Acquisitions	-	5	130	572	233	940
Rescissions / disposals	(38)	-	(38)	(10)	(30)	(116)
Exchange variation	809	43	211	-	55	1,118
Other	-	(4)	(10)	1	1	(12)
Balance at 03/31/2021	**14,812**	**2,856**	**6,594**	**8,227**	**3,479**	**35,968**
Amortization						
Balance at 12/31/2020	**(7,742)**	**(1,339)**	**(3,527)**	**(3,288)**	**(1,394)**	**(17,290)**
Amortization expenses [2]	(314)	(27)	(196)	(277)	(129)	(943)
Rescissions / disposals	38	-	1	10	30	79
Exchange variation	(412)	(19)	(104)	-	(40)	(575)
Other	-	2	7	-	(1)	8
Balance at 03/31/2021	**(8,430)**	**(1,383)**	**(3,819)**	**(3,555)**	**(1,534)**	**(18,721)**
Impairment (Note 10h)						
Balance at 12/31/2020	**(1,593)**	**(789)**	**(204)**	**(383)**	-	**(2,969)**
Increase	-	-	-	-	-	-
Disposals	-	-	33	-	-	33
Exchange variation	(129)	(15)	-	-	-	(144)
Balance at 03/31/2021	**(1,722)**	**(804)**	**(171)**	**(383)**	-	**(3,080)**
Book value						
Balance at 03/31/2021	**4,660**	**669**	**2,604**	**4,289**	**1,945**	**14,167**
Balance at 12/31/2020	**4,706**	**684**	**2,570**	**3,993**	**1,826**	**13,779**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (146) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 3,788 (R$ 3,707 at 12/31/2020).

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 132

Note 15 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	03/31/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 03/31/2021	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 03/31/2021	4,932,126,644	1,816,823,191	6,748,949,835	66,875
Residents abroad at 03/31/2021	26,163,715	3,029,021,798	3,055,185,513	30,273
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result of delivery of treasure shares	-	(17,202,543)	(17,202,543)	374
Treasury shares at 03/31/2021 (1)	**-**	**24,475,909**	**24,475,909**	**(533)**
Outstanding shares at 03/31/2021	**4,958,290,359**	**4,821,369,080**	**9,779,659,439**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	03/31/2021	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 03/31/2021	25.11	27.97

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 133

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	03/31/2021
Statutory individual net income	5,405
Adjustments:	
(-) Legal reserve - 5%	(270)
Dividend calculation basis	**5,135**
Minimum mandatory dividend - 25%	1,284
Dividends and Interest on Capital Paid / Accrued	**1,284**

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**293**	**-**	**293**
Dividends - 2 monthly installments paid from February to March 2021	0.0150	293	-	293
Accrued (Recorded in Other Liabilities – Social and Statutory)		**1,140**	**(149)**	**991**
Dividends - 1 monthly installment paid on 04/01/2021	0.0150	146	-	146
Interest on capital - credited on 03/16/2021 to be paid until 12/31/2021	0.0430	495	(74)	421
Interest on capital	0.0433	499	(75)	424
Total from 01/01 to 03/31/2021		**1,433**	**(149)**	**1,284**
Total from 01/01 to 03/31/2020		**850**	**-**	**850**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 134

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	03/31/2021	12/31/2020
Capital reserves	**2,021**	**2,323**
Premium on subscription of shares	284	284
Share-based payment plan	1,736	2,038
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**43,337**	**39,126**
Legal [(1)]	12,544	12,274
Statutory [(2)]	30,793	26,852

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 03/31/2021	01/01 to 03/31/2020	03/31/2021	12/31/2020
ITAÚ UNIBANCO HOLDING	**5,405**	**1,880**	**140,507**	**136,699**
Amortization of goodwill	-	18	(105)	(108)
Conversion adjustments of foreign investments (Note 3s)	(17)	1,503	2	2
Foreign exchange variations of investments	-	17	-	-
Hedge of net investments in foreign operations	(17)	2,694	2	2
Tax effects – hedge of net investments in foreign operations	-	(1,208)	-	-
Adjustment of financial instruments	26	-	(35)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**5,414**	**3,401**	**140,369**	**136,593**

e) Non-controlling interests

	Stockholders' equity		Income	
	03/31/2021	12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Itaú CorpBanca	10,209	9,392	(317)	17
Itaú CorpBanca Colombia S.A.	518	503	(12)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	628	576	(51)	(39)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	504	457	(48)	(10)
Other	120	185	(20)	(13)
Total	**11,979**	**11,113**	**(448)**	**(45)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 135

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 03/31/2021 03/31/2020 Partner Plan (Note 10f) (35) (52) Share-based plan (103) (92) Total (138) (144) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 03/31/2021 03/31/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (93,412)—Closing balance 32,640,341 38,370,507 Weighted average of remaining contractual life (years) 2.55 2.46 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 136

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 03/31/2021 03/31/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 12,493,779 11,016,653 Delivered (10,512,278) (10,302,620) Cancelled (157,683) (9,763) Closing balance 29,231,049 20,925,204 Market value weighted average (R$) 28.63 33.75 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 137

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.; · Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 138

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)		Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		03/31/2021	12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020		03/31/2021	12/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Interbank investments		**67,442**	**66,250**	**813**	**803**		**4,000**	**18,539**	**23**	**-**
Itaú Unibanco S.A. Nassau Branch	1.57% to 6.5%	62,330	54,339	733	549		-	-	-	-
Other	2.65% to 6.3%	5,112	11,911	80	254	2.65%	4,000	18,539	23	-
Loan operations		**-**	**-**	**-**	**-**		**582**	**591**	**4**	**13**
Duratex S.A.		-	-	-	-	CDI + 1.45%	520	515	4	1
Other		-	-	-	-	2.5% to 6%	62	76	-	12
Securities and derivative financial instruments (assets and liabilities)		**(912)**	**69**	**(978)**	**-**		**1,989**	**1,716**	**25**	**(2)**
Investment funds		(912)	69	(978)	-		146	107	8	(2)
Copagaz – Distribuidora de Gás S.A.		-	-	-	-	CDI + 1.7% to 3%	1,100	950	9	-
Itaúsa S.A.		-	-	-	-	CDI + 2.4%	743	771	8	-
Other		-	-	-	-		-	(112)	-	-
Deposits		**-**	**-**	**(1)**	**-**		**-**	**-**	**-**	**-**
Other		-	-	(1)	-		-	-	-	-
Deposits received under securities repurchase agreements		**-**	**-**	**-**	**-**		**(299)**	**(165)**	**(1)**	**(27)**
Alpargatas S.A.		-	-	-	-	101% CDI	(8)	(107)	-	(1)
Duratex S.A.		-	-	-	-	95% CDI	(17)	(49)	-	(1)
Other		-	-	-	-	2.5% / 75% to 100% CDI	(274)	(9)	(1)	(25)
Funds from acceptances and issuance of securities		**(124)**	**(14)**	**-**	**-**		**-**	**-**	**-**	**-**
Itaú Unibanco S.A. Nassau Branch		(124)	(14)	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(69)**	**(66)**	**(7)**	**(3)**		**(121)**	**(26)**	**6**	**9**
Instituto Unibanco		-	-	-	-		-	123	1	1
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(82)	(93)	9	11
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(34)	(46)	2	3
Olimpia Promoção e Serviços S.A.		-	-	-	-		(5)	(9)	(11)	(9)
Itaú Corretora de Valores S.A.		(1)	(1)	(4)	(3)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(103)	(100)	-	-		-	-	-	-
Itaú Unibanco S.A.		35	35	-	-		-	-	-	-
Other		-	-	(3)	-		-	(1)	5	3
Rent		**-**	**-**	**-**	**-**		**-**	**-**	**(8)**	**(9)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(7)	(8)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(1)	(1)
Donation		**-**	**(500)**	**500**	**-**		**-**	**(500)**	**-**	**-**
Fundação Itaú para a Educação e Cultura		-	(500)	500	-		-	(500)	-	-
Sponsorship		**-**	**-**	**-**	**-**		**12**	**12**	**(2)**	**(3)**
Associação Cubo Coworking Itaú		-	-	-	-		12	12	(2)	(3)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 64, Liabilities of R$ (6.581) and Result of R$ (8) (R$ 65, R$ (6,623) at 12/31/2020 and R$ 146 from 01/01 to 03/31/2020, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1) (R$ (1) from 01/01 to 03/31/2020) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 139

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 03/31/2021 03/31/2020 Fees (123) (127) Profit sharing (49) (22) Post-employment benefits (6) (4) Share-based payment plan (33) (49) Total (211) (202) Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 140

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		03/31/2021		12/31/2020	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash	(a)	39,369	39,369	46,224	46,224
Central Bank of Brazil Deposits	(a)	91,317	91,317	90,059	90,059
Money market	(a)	179,184	179,184	238,933	238,933
Interbank deposits	(b)	73,067	73,265	55,553	55,751
Trading securities	(c)	398,498	398,498	381,598	381,598
Available for sale securities	(c)	206,772	206,772	205,491	205,491
Held to maturity securities	(c)	54,548	56,863	48,857	52,461
Derivatives financial instruments	(c)	74,775	74,775	76,124	76,124
Loan, lease and other credit operations	(d)	737,087	740,756	709,799	718,070
(Provision for loan losses)		(50,442)	(50,442)	(51,404)	(51,404)
Other receivables - Sundry		12	12	6	6
Liabilities					
Deposits	(b)	821,379	821,356	809,010	808,965
Deposits received under securities repurchase agreements	(a)	261,774	261,774	280,541	280,541
Funds from acceptances and issuance of securities	(b)	140,351	140,394	136,638	136,698
Borrowings and onlending	(b)	88,393	88,412	83,200	83,271
Derivatives financial instruments	(c)	73,615	73,615	79,599	79,599
Subordinated debts	(b)	76,587	77,961	74,916	77,097
Allowance for financial guarantees provided		802	802	754	754
Other liabilities - Sundry		11	11	5	5

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 141

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 142

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	03/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	181,756	216,681	61	398,498	162,570	218,960	68	381,598
Government securities - Brazil	164,207	7,019	-	171,226	146,810	6,836	-	153,646
Financial treasury bills	21,154	-	-	21,154	30,111	-	-	30,111
National treasury bills	104,711	-	-	104,711	75,448	-	-	75,448
National treasury notes	36,936	7,019	-	43,955	38,199	6,836	-	45,035
Brazilian external debt bonds	1,406	-	-	1,406	3,052	-	-	3,052
Government securities - abroad	8,178	-	-	8,178	8,232	-	-	8,232
Argentina	2,099	-	-	2,099	1,482	-	-	1,482
Chile	1,360	-	-	1,360	843	-	-	843
Colombia	1,749	-	-	1,749	3,603	-	-	3,603
United States	2,711	-	-	2,711	2,085	-	-	2,085
Italy	137	-	-	137	130	-	-	130
Mexico	17	-	-	17	5	-	-	5
Paraguay	4	-	-	4	3	-	-	3
Peru	8	-	-	8	4	-	-	4
Uruguay	93	-	-	93	77	-	-	77
Corporate securities	9,371	7,757	61	17,189	7,528	6,304	68	13,900
Shares	4,743	350	-	5,093	3,055	348	-	3,403
Bank deposit certificates	-	280	-	280	-	219	-	219
Real estate receivables certificates	-	-	57	57	-	-	68	68
Fund quotas	470	5,076	-	5,546	576	3,944	-	4,520
Credit rights	-	2,562	-	2,562	-	2,524	-	2,524
Fixed income	33	2,060	-	2,093	33	1,343	-	1,376
Variable income	437	454	-	891	543	77	-	620
Debentures	1,477	742	-	2,219	1,695	784	-	2,479
Eurobonds and other	2,681	-	4	2,685	2,202	-	-	2,202
Financial bills	-	1,081	-	1,081	-	802	-	802
Other	-	228	-	228	-	207	-	207
PGBL / VGBL fund quotas	-	201,905	-	201,905	-	205,820	-	205,820
Available for sale securities	129,138	74,128	3,506	206,772	133,115	68,950	3,426	205,491
Government securities - Brazil	69,643	1,204	159	71,006	70,573	1,117	184	71,874
Financial treasury bills	72	-	-	72	18	-	-	18
National treasury bills	16,383	-	-	16,383	24,560	-	-	24,560
National treasury notes	37,261	1,204	-	38,465	32,455	1,117	-	33,572
National treasury / securitization	-	-	159	159	-	-	184	184
Brazilian external debt bonds	15,927	-	-	15,927	13,540	-	-	13,540
Government securities - abroad	41,045	10,714	-	51,759	44,193	8,806	-	52,999
Argentina	15	-	-	15	15	-	-	15
Chile	15,796	-	-	15,796	22,388	-	-	22,388
Colombia	4,461	-	-	4,461	3,986	-	-	3,986
Korea	-	5,323	-	5,323	-	3,936	-	3,936
Spain	-	5,391	-	5,391	-	4,870	-	4,870
United States	4,305	-	-	4,305	3,750	-	-	3,750
Mexico	12,547	-	-	12,547	10,227	-	-	10,227
Paraguay	3,205	-	-	3,205	2,947	-	-	2,947
Uruguay	716	-	-	716	880	-	-	880
Corporate securities	18,450	62,210	3,347	84,007	18,349	59,027	3,242	80,618
Shares	1,013	2,995	-	4,008	1,316	2,990	-	4,306
Rural product note	-	7,210	67	7,277	-	5,770	64	5,834
Bank deposit certificates	71	17	-	88	109	201	-	310
Real estate receivables certificates	-	-	1,093	1,093	-	-	1,010	1,010
Fixed income fund quotas	-	165	-	165	-	470	-	470
Debentures	12,766	43,506	2,187	58,459	11,669	40,592	2,168	54,429
Eurobonds and other	4,588	199	-	4,787	5,255	148	-	5,403
Financial bills	-	754	-	754	-	636	-	636
Promissory notes	-	6,280	-	6,280	-	7,222	-	7,222
Other	12	1,084	-	1,096	-	998	-	998
Other receivables - Sundry	-	12	-	12	-	6	-	6
Other liabilities - Sundry	-	11	-	11	-	5	-	5

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	03/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	22	74,629	124	74,775	23	75,996	105	76,124
Swap contracts – Adjustment receivable	-	37,252	88	37,340	-	45,926	93	46,019
Option contracts	-	22,426	36	22,462	4	20,145	12	20,161
Forward contracts	-	8,501	-	8,501	-	1,959	-	1,959
Credit derivatives	-	256	-	256	-	156	-	156
NDF - Non Deliverable Forwards	-	5,705	-	5,705	-	7,596	-	7,596
Other derivative financial instruments	22	489	-	511	19	214	-	233
Liabilities	(33)	(73,458)	(124)	(73,615)	(22)	(79,467)	(110)	(79,599)
Swap contracts – Adjustment payable	-	(37,141)	(102)	(37,243)	-	(51,680)	(109)	(51,789)
Option contracts	(7)	(24,618)	(22)	(24,647)	(13)	(20,333)	(1)	(20,347)
Forward contracts	-	(6,604)	-	(6,604)	-	(905)	-	(905)
Credit derivatives	-	(293)	-	(293)	-	(76)	-	(76)
NDF - Non Deliverable Forwards	-	(4,763)	-	(4,763)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(26)	(39)	-	(65)	(9)	(47)	-	(56)

There were no significant transfers between Level 1 and Level 2 in the periods of 03/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 143

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 03/31/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**68**	**(3)**	**-**	**24**	**(28)**	**-**	**61**	**(1)**
Corporate securities	**68**	**(3)**	**-**	**24**	**(28)**	**-**	**61**	**(1)**
Real estate receivable certificate	68	(6)	-	2	(7)	-	57	-
Debentures	-	4	-	17	(21)	-	-	-
Eurobonds and other	-	(1)	-	5	-	-	4	(1)
Available for sale securities	**3,426**	**(193)**	**195**	**181**	**(64)**	**(39)**	**3,506**	**(802)**
Government securities - Brazil	**184**	**(6)**	**(19)**	**-**	**-**	**-**	**159**	**33**
Corporate securities	**3,242**	**(187)**	**214**	**181**	**(64)**	**(39)**	**3,347**	**(835)**
Rural product note	64	(2)	1	21	-	(17)	67	(32)
Real estate receivable certificate	1,010	(63)	(14)	160	-	-	1,093	(32)
Debentures	2,168	(122)	227	-	(64)	(22)	2,187	(771)

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 144

	Fair value at 12/31/2020	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 03/31/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	105	25	-	146	(148)	(4)	124	45
Swap contracts – Adjustment receivable	93	1	-	1	(3)	(4)	88	87
Option contracts	12	24	-	145	(145)	-	36	(42)
Derivatives - Liabilities	(110)	67	-	(140)	55	4	(124)	(80)
Swap contracts – Adjustment payable	(109)	1	-	(1)	3	4	(102)	(83)
Option contracts	(1)	66	-	(139)	52	-	(22)	3

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2021		12/31/2020	
Market risk factor groups	Scenarios	Impacts		Impacts	
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(0.1)	(1.2)	(0.1)	(1.2)
	II	(1.7)	(29.8)	(1.7)	(28.9)
	III	(3.4)	(59.2)	(2.3)	(57.4)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(38.4)	-	(8.3)	-
	II	(66.8)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 145

Note 18 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2021 03/31/2020 Net income attributable to owners of the parent company 5,414 3,401 Minimum non-cumulative dividends on preferred shares (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 5,200 3,187 Common 2,639 1,621 Preferred 2,561 1,566 Total net income available to equity owners: Common 2,748 1,729 Preferred 2,666 1,672 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,810,249,528 4,792,863,835 Basic earnings per share – R$ Common 0.55 0.35 Preferred 0.55 0.35 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2021 03/31/2020 Net income available to preferred equity owners 2,666 1,672 Dividends on preferred shares after dilution effects 8 5 Net income available to preferred equity owners considering preferred shares after the dilution effect 2,674 1,677 Net income available to ordinary equity owners 2,748 1,729 Dividend on preferred shares after dilution effects (8) (5) Net income available to ordinary equity owners considering preferred shares after the dilution effect 2,740 1,724 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,840,038,363 4,820,538,297 Preferred 4,810,249,528 4,792,863,835 Incremental as per share-based payment plans 29,788,835 27,674,462 Diluted earnings per share – R$ Common 0.55 0.35 Preferred 0.55 0.35 There was no potentially antidulitive effect of the shares in share-based payment plans, excluded from the calculation of diluted earnings per share (18,864 preferred shares at 03/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 146

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 147

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2021	03/31/2020
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic Risk** – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 148

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Fixed income securities	**21,268**	**21,172**	**91.1%**	**91.2%**
Quoted in an active market	20,847	20,804	89.3%	89.6%
Non quoted in an active market	421	368	1.8%	1.6%
Variable income securities	**1,363**	**1,387**	**5.8%**	**5.9%**
Quoted in an active market	1,352	1,378	5.8%	5.9%
Non quoted in an active market	11	9	0.0%	0.0%
Structured investments	**130**	**82**	**0.6%**	**0.4%**
Quoted in an active market	-	-	0.0%	0.0%
Non quoted in an active market	130	82	0.6%	0.4%
Real estate	**504**	**506**	**2.2%**	**2.2%**
Loans to participants	**78**	**78**	**0.3%**	**0.3%**
Total	**23,343**	**23,225**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to Group companies, with a fair value of R$ 423 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 149

e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	03/31/2021								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**427**	**(393)**	**(67)**	**(33)**	**13**	**(18)**	**(5)**	**(17)**	**(55)**
1 - Cost of current service	-	(13)	-	(13)	-	-	-	-	(13)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	427	(380)	(67)	(20)	28	(18)	10	(17)	(27)
4 - Other expenses (2)	-	-	-	-	(15)	-	(15)	-	(15)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**3**	**(7)**	**1**	**(3)**	**-**	**-**	**-**	**-**	**(3)**
5 - Effects on asset ceiling	-	-	1	1	-	-	-	-	1
6 - Remeasurements	-	-	-	-	-	-	-	-	-
7 - Exchange variation	3	(7)	-	(4)	-	-	-	-	(4)
Other (8+9)	**(312)**	**328**	**-**	**16**	**-**	**-**	**-**	**31**	**47**
8 - Benefits paid	(328)	328	-	-	-	-	-	31	31
9 - Contributions and investments from sponsor	16	-	-	16	-	-	-	-	16
Amounts at end of the period	**23,343**	**(20,734)**	**(3,708)**	**(1,099)**	**1,467**	**(969)**	**498**	**(908)**	**(1,509)**
Amount recognized in Assets (Note 10a)				83			498	-	581
Amount recognized in Liabilities (Note 10d)				(1,182)			-	(908)	(2,090)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest (1)	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses (2)	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan (3)	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	**-**	**81**	**-**	**-**	**-**	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 10a)				82			503	-	585
Amount recognized in Liabilities (Note 10d)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated at 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 150

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 03/31/2021	01/01 to 03/31/2020
Pension plan - FIU	47	6	7
Pension plan - FUNBEP	3	1	1
Total	**50**	**7**	**8**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 151

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A., Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 03/31/2020:Tokyo Branch and Itaú Unibanco S.A. New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 03/31/2021	01/01 to 03/31/2020
Foreign branches	1,646	297
Latin America consolidated	654	774
Other foreign companies	374	401
Foreign consolidated	2,653	1,431

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 152

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 153

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor -relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 154

· Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to a one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 03/31/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 296, an increase in relation to prior year (R$ 223 at 12/31/2020) due to higher exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 155

IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 156

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.

Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	03/31/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	121,025	119,960
Tier 1	139,552	137,157
Total capital (PR)	155,280	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,072,193	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.5%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.25%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/2022, when it reaches 2.5%.

The Total Capital Ratio reached 14.5% at 03/31/2021, maintaining the same level when compared to 12/31/2020.

The mainly positive effects are the net income in the period and the issuance of Tier II Subordinated Notes offset by the increase in the Credit Risk Weighted Assets and in the prudential adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 157

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 69,505 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 24,124 (R$ 23,450 at 12/31/2020), generously covered by available capital.

In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Tier II Subordinated Financial Notes. These Subordinated Financial Notes have a repurchase option as from 2025 and were approved by BACEN for the composition of ITAÚ UNIBANCO HOLDING CONSOLIDATED´S Tier II Capital, according to the eligible value, with an increase of 0.20 p.p. in its Basel Ratio.

In January 2021, ITAÚ UNIBANCO HOLDING issued USD 500 million in Tier II Subordinated Notes with maturity term of 10 years and 3 months. These notes were approved by BACEN for the composition of Tier II Capital, with an increase of 0.25 p.p. in its Basel Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2021, fixed assets ratio reached 23.1% (24.0% at 12/31/2020), showing a surplus of R$ 41,805 (R$ 39,274 at 12/31/2020).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	03/31/2021	12/31/2020
Credit Risk standardized approach	**963,403**	**921,934**
Credit risk (excluding counterparty credit risk)	820,024	778,153
Counterparty credit risk (CCR)	45,217	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,544	27,119
Of which: other CCR	17,673	18,555
Credit valuation adjustment (CVA)	6,960	5,960
Equity investments in funds - look-through approach	6,950	4,897
Equity investments in funds - mandate-based approach	-	623
Equity investments in funds - fall-back approach	1,265	716
Securitisation exposures - standardized approach	1,174	1,506
Amounts below the thresholds for deduction	81,813	84,405
Market Risk	**26,764**	**27,481**
Of which: standardized approach (RWA_{MPAD})	33,455	34,351
Of which: internal models approach (RWA_{MINT})	25,227	22,362
Operational Risk	**82,026**	**92,792**
Total	**1,072,193**	**1,042,207**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 158

III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3. IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 159

Note 22 – Supplementary Information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	03/31/2021	12/31/2020
Permanent foreign investments	67,631	60,699
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(94,367)	(81,912)
Net foreign exchange position	**(26,736)**	**(21,213)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses;
vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); and
vii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN;

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 | 160

ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE, which balance in March 2021 is R$ 23,921. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2021 this portfolio amounted to R$ 46 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 2.72% increase in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In March 2021, 78.3% of the loan operations portfolio generated by means of these initiatives was current, 3.0% was in a grace period, 8.6% was past due between 15 and 90 days and 10.2% was past due for over 90 days; (d) the allowance for loan losses in the amount of R$ 51,244 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In March 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 298% as compared to 320% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 1.3% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -0.5% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels; (f) due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING CONSOLIDATED; and (h) increase in expenses with claims related to COVID-19 of R$ 67, mainly related to credit life and life insurance. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 161

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed for the purchase and distribution of food staples. e) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 03/31/2021 Regulatory non-recurring result (787) Provision for restructuring (747) Other (40) f) Provisional Measure (MP) No. 1,034/21 Enacted on March 1, 2021, it amends Law No. 7,689/88, which mainly provides for the increase in the tax rate of the Social contribution on net income of the financial sector in the period from July 1, 2021 to December 31, 2021, with the reestablishment of the tax rate on January 1, 2022. Below is the list of impacted institutions and changes in tax rates: · Banks of any kind—increase from 20% to 25%; and Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 162

· Private insurance companies, capitalization, securities dealers, foreign exchange and securities brokers, credit, financing and investment companies, real estate credit companies, credit card administrators, leasing companies and savings and loans associations, and credit cooperatives – increase from 15% to 20%. This MP did not have any effect on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended March 31, 2021, since it is not in force, will still be analyzed by the National Congress, and it may be amended or rejected. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 163

Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. (“Bank”) as at March 31, 2021 and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”) as at March 31, 2021 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2021, its financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 164

Other matters Statement of added value The financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended at March 31, 2021. These statements are the responsibility of the Bank’s management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, May 3, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 165

Praça Alfredo Egydio Sousa Aranha nº 100, Parque Jabaquara, CEP 04344.902, São Paulo/SP—Brasil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001 -23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of March 31, 2021. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on May 3, 2021, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (https://www.itau.com.br/relacoes-com-investidores). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairmain of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 166

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001 -23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2021 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 03, 2021. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2021 167